SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 March 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

2012 Results
News Release

Lloyds Banking Group plc

1 March 2013

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the year ended 31 December 2012.
Statutory basis
Statutory results are set out on pages 132 to 165.  However, a number of factors have had a significant effect on the comparability of the Group's financial position and results.  As a result, comparison on a statutory basis of the 2012 results with 2011 is of limited benefit.

Management basis
In order to present a more meaningful view of underlying business performance, the results of the Group and divisions are presented on a management basis.  The key principles adopted in the preparation of the management basis of reporting are described below.
•    In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:
-    the amortisation of purchased intangible assets has been excluded; and
-    the unwind of acquisition-related fair value adjustments is shown on one line in the management basis income statement, other than unwind related to asset sales which is included within the effects of asset sales, volatile items and liability management.
•    In order to better present the business performance the effects of asset sales, liability management and volatile items are shown on separate lines in the management basis consolidated income statement and 'underlying profit' is profit before taking into account these items and fair value unwind.  Comparatives have been restated accordingly.
•    The following items, not related to acquisition accounting, have also been excluded from management profit:

- volatility arising in insurance businesses; - Integration and Simplification costs; - EC mandated retail business disposal costs; - payment protection insurance provision;	- insurance gross up; - certain past service pensions credits in respect of the Group's defined benefit pension schemes; and - other regulatory provisions.
To enable a better understanding of the Group's core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group's risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group's customer strategy.  The EC mandated retail business disposal (Project Verde) is included in core portfolios.

The Group's core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.  The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group's income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.

Unless otherwise stated income statement commentaries throughout this document compare the year ended 31 December 2012 to the year ended 31 December 2011, and the balance sheet analysis compares the Group balance sheet as at 31 December 2012 to the Group balance sheet as at 31 December 2011.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

'AHEAD OF OUR PLAN TO TRANSFORM THE GROUP, DESPITE THE CHALLENGING ENVIRONMENT'

'The substantial progress we made in 2012 means that we are now ahead of our plan to transform the Group, and this was reflected in our stronger underlying financial performance in the year.  Since setting out our strategy in June 2011, we have significantly strengthened the balance sheet, and substantially improved efficiency and focus, while continuing to work through legacy issues.  We are investing in our simple, lower-risk, customer-focused UK retail and commercial banking model, and in value-for-money products and better capabilities to continue to support UK households, businesses and communities.  We are creating a business of which customers and colleagues can be proud, and which I am confident will help Britain prosper, and deliver strong, stable returns to shareholders.'
António Horta-Osório,
Group Chief Executive

   Significantly improved Group performance; continue to work through legacy issues

• Substantial increase in Group underlying profit from £638 million to £2,607 million

• Full year Group net interest margin of 1.93 per cent, in line with guidance

• Costs further reduced by 5 per cent to £10.1 billion, in line with strategic review target two years ahead of plan; Simplification run-rate savings increased to £847 million

•     Credit quality continues to improve; 42 per cent impairment reduction to £5.7 billion, significantly ahead of original guidance; impairment charge as a percentage of average advances improved to 1.02 per cent (2011: 1.62 per cent)

•     Statutory loss of £570 million primarily due to PPI provisions of £3,575 million (including £1,500 million in the fourth quarter of 2012), and including £3,207 million of gains from sales of government securities

Confident in capital position; balance sheet further de-risked; funding position transformed

•     Strong underlying capital generation with core tier 1 capital ratio increased to 12.0 per cent; on a  pro forma fully loaded CRD IV basis the ratio is estimated at 8.1 per cent, including 0.3 per cent from expected CRD IV resolutions

•     Continued capital-accretive non-core asset reduction of £42.3 billion, benefiting capital ratios, and exceeding initial 2012 guidance by £17 billion.  Non-core portfolio now less than £100 billion, at £98.4 billion

•     Deposit growth of 4 per cent; core loan to deposit ratio of 101 per cent, in line with long-term target of 100 per cent; Group loan to deposit ratio of 121 per cent, achieving target two years in advance

•     Total wholesale funding reduced by £81.6 billion to £169.6 billion; maturity profile further improved with less than 30 per cent (2011: 45 per cent) of total wholesale funding with a maturity of less than one year

Core business increasingly well positioned for growth and delivering strong returns above cost of equity

• Core return on risk-weighted assets increased from 2.46 per cent to 2.56 per cent

• Underlying profit broadly stable at £6,154 million (2011: £6,196 million)

• Core net interest margin of 2.32 per cent; stable throughout 2012

• 5 per cent reduction in core costs to £9,212 million; 34 per cent reduction in core impairments to £1,919 million

Further improving products and services to support customers and the UK economic recovery

• UK's largest lender to first-time buyers, helping over 55,000 customers, and exceeding £5 billion lending target for 2012

• SME net lending growth of 4 per cent, against a shrinking market; exceeded 2012 SME net lending commitment of £13 billion and three year target of assisting 300,000 new start-ups by the end of 2012

• First participant in Funding for Lending Scheme, further enabling us to support the UK economy; £11 billion committed

• Increased Net Promoter Score in all three brands and a further reduction in FSA reportable banking complaints (excluding PPI) to 1.1 per 1,000, more than halving complaints in two years

Further progress expected in 2013 and beyond; confident in meeting medium term guidance

• Expect Group net interest margin of around 1.98 per cent for full year 2013

• Targeting further reduction in total costs to around £9.8 billion in 2013

• Expect further improvement in portfolio quality, and a substantial reduction in the 2013 impairment charge, with a consequential increase in underlying profit before tax

• Targeting core loan growth in the second half of 2013

•     Expect a further reduction of non-core assets of at least £20 billion in 2013; on track to achieve target of a non-core asset portfolio of £70 billion or less by the end of 2014, with more than 50 per cent in non-core retail assets

SUMMARY OF RESULTS

Income statement	2012	2011	Change
	£m	£m	%

Group
Total underlying income, net of insurance claims	18,386	21,046	(13)
Total costs	(10,082)	(10,621)	5
Impairment	(5,697)	(9,787)	42
Underlying profit	2,607	638	309
Banking net interest margin	1.93%	2.07%	(14)bp
Average interest-earning banking assets	£543.3bn	£585.4bn	(7)
Impairment charge as a % of average advances1	1.02%	1.62%	(60)bp
Return on risk-weighted assets2	0.78%	0.17%	61bp

Core
Total underlying income, net of insurance claims	17,285	18,765	(8)
Total costs	(9,212)	(9,682)	5
Impairment	(1,919)	(2,887)	34
Underlying profit	6,154	6,196	(1)
Banking net interest margin	2.32%	2.42%	(10)bp
Average interest-earning banking assets	£423.7bn	£438.7bn	(3)
Impairment charge as a % of average advances1	0.44%	0.64%	(20)bp
Return on risk-weighted assets2	2.56%	2.46%	10bp

Statutory results
Statutory loss before tax	(570)	(3,542)
Statutory loss per share	(2.0)p	(4.1)p

Capital and balance sheet	At 31 Dec 2012	At 31 Dec 2011	Change %

Loans and advances excluding reverse repos	£512.1bn	£548.8bn	(7)
Customer deposits excluding repos	£422.5bn	£405.9bn	4
Loan to deposit ratio3	121%	135%	(14)pp
Wholesale funding	£169.6bn	£251.2bn	(32)
Wholesale funding <1 year maturity	£50.6bn	£113.3bn	(55)
Wholesale funding <1 year maturity as a % of total wholesale funding	29.8%	45.1%	(15.3)pp
Primary liquid assets	£87.6bn	£94.8bn	(8)
Risk-weighted assets	£310.3bn	£352.3bn	(12)
Core tier 1 capital ratio	12.0%	10.8%	1.2pp
Pro forma fully loaded CRD IV core tier 1 capital ratio4	8.1%	7.1%	1.0pp
Net tangible assets per share	54.9p	58.6p	(3.7)p

Core/Non-core
Core loans and advances to customers excluding reverse repos	£425.3bn	£437.0bn	(3)
Core loan to deposit ratio3	101%	109%	(8)pp
Core risk-weighted assets	£237.4bn	£243.5bn	(3)
Total non-core assets	£98.4bn	£140.7bn	(30)
Non-core risk-weighted assets	£72.9bn	£108.8bn	(33)

1	Impairment charge on loans and advances to customers divided by average loans and advances to customers, excluding reverse repos, gross of allowance for impairment losses.
2	Underlying profit divided by average risk-weighted assets.
3	Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).
4	2012 ratio assumes successful resolution of two CRD IV items.

GROUP CHIEF EXECUTIVE'S STATEMENT

Summary
In 2012, we accelerated the delivery of our strategic initiatives and are now ahead of our plan to transform the Group, despite the challenging economic environment and continued regulatory uncertainty.  As a result of our actions, the Group is now in a far stronger position, with capital ratios further improved, our funding position transformed, a significant and capital-accretive reduction in non-core assets achieved, costs reduced in absolute terms and asset quality further improved.  While legacy issues, notably Payment Protection Insurance, resulted in the Group still reporting a loss at the statutory level, our achievements resulted in a significant improvement in both Group underlying and statutory performance, and continued strong returns, above our cost of equity, being delivered in our core business.

We are a UK focused retail and commercial bank, and our aim, as defined in our Strategic Review in June 2011 is to build a strong competitive advantage in terms of operational efficiency and risk premium, that will allow us to become the best bank for customers.

Our drive to enhance operational efficiency and improve service continued at a pace in 2012, notably through the successful execution of our Simplification programme.  Due to the progress made, we are now very close to achieving our original target of around £10 billion of total costs, two years ahead of plan.  We are now targeting a further reduction in Group total costs to around £9.8 billion in 2013.

At the same time as achieving this further absolute reduction in costs, we have re-invested a third of our Simplification savings and we are continuing to strengthen our core business by directing this investment to products and channels which better meet the needs of our customers.  The provision of simpler and more transparent products and services to our customers, built around their needs and delivered efficiently, is a key part of regaining their trust.  The speed of our progression towards becoming the best bank for customers is clearly demonstrated by increasing customer advocacy and steadily falling levels of banking complaints (excluding PPI).

In addition to investing for sustainable growth and returns in our core business, we are reducing risk through substantial reductions in our non-core asset portfolios and a sustainable approach to risk in our core business, which together have resulted in a significant reduction in the impairment charge.  We are also continuing to reduce risk and strengthen the balance sheet by reducing wholesale funding, lowering operational leverage and building higher capital ratios.  We expect these initiatives, together with our focus on lower-volatility retail and commercial banking, to lower our risk premium over time, and give us a significant competitive advantage.

2012 results overview
We delivered Group underlying profit before tax of £2,607 million in 2012, a substantial increase of approximately £2 billion when compared to 2011 reflecting a significant reduction in losses in our non-core business and stable profitability in the core business.  Income fell by 13 per cent to £18,386 million as a result of customer deleveraging and lower margins in the core business, and the substantial £42.3 billion reduction in the non-core portfolio.  However, this was more than offset by our actions to significantly reduce costs, which fell 5 per cent to £10,082 million, and by further improvements in asset quality, which resulted in a 42 per cent reduction in the impairment charge to £5,697 million.

On a statutory basis, the Group reported a loss before tax of £570 million, with the principal reconciling items with underlying profit being provisions taken during the year in relation to the legacy issues of Payment Protection Insurance (PPI) and interest rate hedging products (IRHP) sold to small and medium-sized businesses (SMEs) of £3,575 million and £400 million respectively, a profit from asset sales of £2,547 million, and Simplification and EC mandated retail business disposal costs together amounting to £1,246 million.  Other reconciling items, which are detailed on pages 18 and 19 of this release in the Group Finance Director's Review, resulted in a net charge of £503 million.  The statutory loss before tax of £570 million represented a significant improvement on last year's statutory loss of £3,542 million.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

The core business continues to deliver strong and stable returns above our cost of equity, with a return on risk-weighted assets of 2.56 per cent achieved in 2012, an increase of 10 basis points when compared to 2011 despite the challenging environment, with a small reduction in underlying profit of £42 million to £6,154 million being more than offset by a reduction of £6.1 billion in core risk weighted assets.  We continued to reduce costs in the core business, where they fell 5 per cent to £9,212 million, while the continued application of our conservative risk appetite meant that asset quality remained good, and the core impairment charge reduced by £968 million to £1,919 million.

We made substantial progress in reshaping the Group and strengthening the balance sheet.  We have proactively managed the run-down of our non-core assets, reducing the portfolio by almost a third in 12 months to £98.4 billion, ahead of plan, and we have continued to do so in a capital-accretive way.  We have transformed our funding structure with our use of wholesale funding reduced by £81.6 billion in the year, and the average maturity profile of the remaining wholesale funding further improved, with less than 30 per cent now having a maturity of under one year.  The non-core reduction, together with above market deposit growth of 4 per cent, resulted in the Group's loan to deposit ratio reducing to 121 per cent, with the core loan to deposit ratio at 101 per cent, in line with our core long-term target of 100 per cent.

We further strengthened our capital ratios in 2012, with the Group core tier 1 capital ratio increasing by 1.2 per cent to 12.0 per cent and our total capital ratio increasing by 1.7 per cent to 17.3 per cent, which is already in excess of the ICB's primary loss-absorbing capacity (PLAC) recommendations.  On an estimated pro forma CRD IV fully loaded basis the Group's common equity tier 1 capital ratio would have been 8.1 per cent, including the successful resolution of two CRD IV items now likely to happen.  Given our strongly capital generative core business and continued progress in simultaneously releasing capital and reducing risk through non-core asset disposals, we continue to be confident in our capital position.

The substantial progress we are delivering in reducing risk and delivering on our strategic initiatives was reflected in the outcome of Moody's Investor Service rating review of 114 financial institutions, where we received only a single notch downgrade on Lloyds TSB Bank plc's longer-term senior debt and deposit ratings, and retained our short-term Prime-1 rating in June 2012.

Accelerated delivery of strategic initiatives
In addition to further strengthening our balance sheet, we have made substantial progress in the execution of the other elements of our strategic plan to be the best bank for our customers, through reshaping and simplifying our business and investing in our core franchise.

As we reshaped our business portfolio, we delivered improving credit quality trends in all divisions thanks to the rigorous application of risk controls on all new business and the further de-risking of existing portfolios.  As a result, we achieved a further reduction in the Group impairment charge of 42 per cent to £5,697 million, significantly ahead of our expectation at the beginning of 2012.  The improving quality of our portfolios and their decreasing risk profile was also reflected in a 12 per cent decrease in risk-weighted assets when compared to December 2011, principally driven by the reduction in non-core assets.

In line with our UK-focused strategy, we have made further progress in reducing our international presence, and have now completed or announced our exit from twelve countries or overseas branches, as well as announcing a reduced presence in a further four locations.

Our Simplification programme is central to the successful delivery of our strategy and we continue to make significant progress in driving further cost savings and efficiencies throughout the business.  We have reviewed our organisational structures, increasing average spans of control and reducing the average number of management layers, while our Cost Board continued to drive a focus on cost efficiency by business line and by functional category.  The success of this approach is evidenced by our achievement of run-rate cost savings from the programme of £847 million at the end of 2012, ahead of plan, an achievement which gives us confidence in reaching our run-rate cost savings target of £1.9 billion by the end of 2014.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

The benefits of the Simplification programme extend far beyond cost reductions.  Customers and staff are already benefiting from faster, more automated and less complex processes: for example, in Commercial Banking we improved the lending process allowing businesses to receive their funds in almost half the time, while mobile and voice recognition technologies and simpler, faster processes in Retail and a quicker claims process in Insurance are further examples of how our actions are contributing to increased customer advocacy.

Reinvesting a proportion of the savings from the Simplification programme into our core franchise allows us to provide even greater levels of support and service to our customers.

In Retail, investment in our digital distribution capabilities continues to be rewarded with the number of active internet customers increasing by 1.2 million in 2012 to 9.5 million, whilst our mobile banking apps, which were launched in October 2011, now have 3.3 million users.  We also achieved a major milestone of over a billion customer logons for the year.  Alongside our digital services we are committed to investing in our branch network and refurbished 421 branches in 2012 and extended our opening hours.  In recognition of our ongoing commitment to customers we received a number of external awards including 'Best Overall Lender' at the Your Mortgage Awards for the eleventh consecutive year and a three star mark from the Fairbanking Foundation for the Lloyds TSB Classic Account.

As part of being the best bank for customers, and reflecting the fact that the re-focusing of our SME business on delivery for customers is well under way, we announced the creation of our 'Commercial Banking' division which brings together the Group's SME clients together with larger corporate UK and global clients under the leadership of Andrew Bester who joined us in June 2012.  The changes will allow us to transfer best practices from SMEs into mid-sized corporates and to deliver operational synergies between the different segments in order to become the best bank for our corporate and SME customers.

Across Commercial Banking, as part of our programme to enhance our capabilities in capital efficient products, we have continued to invest in the Transaction Banking platform, delivering new product propositions in Card Payments & Acceptance, Currencies and International Cash Management.We also continued to invest in enhancing our online capabilities, with the number of clients migrating to our foreign exchange and money market e-portal 'Arena' tripling in 2012.  We also launched specialised products, including a deposit account tailored to the needs of businesses in the agricultural sector.  We were voted 'Business Bank of the Year' for the eighth consecutive year at the Real FD/CBI Excellence awards, a testament to our support for British businesses.

Within the Wealth business we have continued to leverage our expertise to deepen customer insight and to invest in products and services that are tailored to meet the needs of our clients.  In preparation for the implementation of the Retail Distribution Review (RDR) we invested in training our advisers to ensure that they are fully-qualified and best-positioned to continue to advise clients, and ensured that our systems and processes comply with new standards.  In 2012, we also launched our private banking client centre which improved the 'on-boarding' experience for our UK Wealth clients, whilst making the referral process simpler for colleagues.  We have a strong market position in Asset Finance and have continued to invest in our technology platform in 2012 to provide an improved, cost-effective customer experience.

In Insurance, we continued to invest in our core systems, products and processes in advance of RDR and the launch of pension auto-enrolment, to enable us to support both retail and commercial customers through this period of change.  We have taken the first steps towards launching an enhanced annuities proposition, with full implementation into this growing market expected in mid-2013.  We are pleased with the further progress in enhancing our proposition, with Scottish Widows being recognised for its products, service and quality, receiving a number of industry awards including 'Best Group Pension Provider' in the Corporate Adviser Awards 2012.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Further supporting our customers and the UK economy
Our future and that of the UK economy are inextricably linked, and as the largest UK retail and commercial bank we are aware of the importance of our role in helping Britain prosper and the mutual benefit of doing so.  Our utilisation of the UK Government's Funding for Lending Scheme (FLS) underlined our support in 2012 for the UK economic recovery.  We were the first bank to participate in the scheme and have committed in excess of £11 billion in gross funds to customers through the scheme since its launch in September, having only drawn £3 billion from the scheme so far.  We are committed to passing the financial benefit of this low-cost funding on to our customers and to the areas that can be of the most economic benefit to the UK, including SMEs and first-time home buyers.

SMEs play a key part in UK economic growth and we continued to actively support them in 2012.  We exceeded our SME Charter lending commitment of £13 billion, having increased the original £12 billion target during the year, while also committing to lend an extra £1 billion to UK manufacturing businesses.  In addition, we beat our three year target of assisting 300,000 new start-ups by the end of 2012, helping to stimulate economic output and improve business confidence.  This support for UK SME customers is underlined by our net SME lending growth of 4 per cent in the year, for the second year running, compared to the market which saw a reduction in net lending to SMEs of 4 per cent.

Lloyds Banking Group is an important institution for the prosperity and growth of the UK and we are committed to nurturing UK business.  The Lloyds TSB Enterprise Awards, now in their second year, celebrate innovation, drive and dedication within UK businesses and provided a number of winners with business support and a cash prize to invest in their business in 2012.

For our UK Retail customers, we provided £26.2 billion of gross new mortgage lending in 2012.  This included supporting over 55,000 customers in buying their first home, equivalent to one in every four first time buyers.  We also launched a number of innovative shared equity and shared ownership mortgage offers as well as supporting the Local Lend a Hand Scheme which has helped over 900 first-time buyers to become homeowners.

Our customers must be the focus of everything we do, and getting customer service right is at the heart of our strategy.  The further substantial improvement in our Net Promoter Scores in 2012 shows the progress we have made in rebuilding trust with our customers.  We also delivered a substantial reduction in FSA reportable banking complaints, excluding PPI, ending 2012 with one of the best performances of UK banks with just 1.1 complaints per 1,000 accounts.  We have now brought forward the 2014 complaint reduction target of 1.0 complaint per 1,000 accounts to 2013.

In 2012, and over the past five years, we have supported many of our customers in their involvement in, and initiatives relating to, London 2012.  Through our partnership with the Olympic and Paralympic Games, we supported 1 in 3 of the 2,000 companies that won London 2012 contracts, and played our role in the unprecedented success of the Games for the UK.

Greater clarity emerging on UK regulatory framework
In October the Government published the draft Financial Services Bill, the first step in implementing the recommendations of the Independent Commission on Banking.  We support the recommendation to ring-fence retail banking operations, and recent proposals to ensure its implementation, as we believe that it will result in a safer, more stable UK banking sector and economy, and will therefore require lower capital and liquidity requirements than would otherwise be necessary.

We agree with the Financial Policy Committee that banks need to focus on strengthening their balance sheets in order to become increasingly resilient and to support the economy, and this is entirely consistent with the Group's strategy and the progress we continue to deliver.  Greater clarification from both the UK regulator and the European Union on rules surrounding capital, funding and liquidity is expected to be received in 2013.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Dividends
We remain committed to recommencing dividend payments when the financial position of the Group and market conditions permit and after regulatory capital requirements are clearly defined and prudently met.  Although we made considerable progress in 2012, given regulatory uncertainty and the statutory loss in the year, a dividend payment has not been recommended this year.

EC mandated business disposal (Project Verde)
We continue to make good progress in the creation of Verde as a stand-alone bank which, as contemplated from the start of the process, will allow the Group to divest the business either through a sale or an Initial Public Offering.  From the summer 2013, Verde will be operating as a separate business within the Lloyds Banking Group under the TSB brand.  We reached an agreement on non-binding Heads of Terms with The Co-operative Group plc in July 2012 and continue to make progress with these discussions towards signing a binding sales purchase agreement.  Our aim remains to obtain best value for our shareholders as well as certainty, also for our customers and colleagues, while complying with the EC requirement to divest the business by the end of November 2013.

Addressing legacy issues including payment protection insurance
The Group continues to address legacy issues, and remains committed to resolving them and treating our customers fairly.  The Group has had further experience of PPI complaint volumes, uphold rates and operational and redress costs since our third quarter 2012 Interim Management Statement.  As a consequence, we have made a further provision of £1,500 million in the fourth quarter, which brings the amount provided for PPI in 2012 to £3,575 million, and the total amount provided to £6,775 million.  Total costs incurred to the end of 2012 were £4,344 million, including approximately £700 million of related administration costs.

Given the agreement with the FSA reached on 30 January 2013 following the outcome of a pilot review of IRHP sales to small and medium-sized businesses, the Group now believes it is appropriate to increase its provision for IRHP by £310 million in the fourth quarter, based on the revised estimates of redress and related administration costs.  The provision in relation to IRHP redress is now £300 million, and we have also provided for £100 million of related administration costs, all of which was accounted for in 2012.

Our commitment to colleagues
The progress we continue to deliver and our achievements in 2012 are a product of the commitment, drive and performance of our colleagues, and we see a real opportunity to improve engagement across all parts of the Group.

The results of our colleague survey shows strong levels of engagement in some areas, such as using customer feedback to improve processes.  However work still remains to ensure that Lloyds Banking Group is a great place to work.  The current economic climate, and the constant focus on the financial services sector has undoubtedly affected colleague engagement, but we now have a real opportunity, through visible action, to improve engagement across the Group which in turn will continue to support the delivery of our strategy.

We aim to ensure that all of our colleagues uphold the highest ethical standards and have the right tools to do their jobs, and in part this will be achieved by creating a positive working environment.  As part of this, we have continued to develop our internal programmes supporting diversity, enhancing our ability to retain and attract talent across the Group.  In September 2012 we launched our Codes of Responsibility which define how we aspire to do business and which provide all our stakeholders - colleagues, customers, communities and suppliers - with clarity and transparency about what we stand for, helping us to rebuild our culture and reinforce our values.

Remuneration continues to be an important topic for the Group and for our stakeholders.  We are actively working to ensure continued alignment between performance and reward, and that colleagues are appropriately incentivised, with variable pay reflecting effective risk controls and the best outcome for customers.  Bonus awards are subject to deferral and adjustment, and in 2012 total discretionary awards were approximately 3 per cent lower than last year.  Salary rewards have been limited, and frozen at more senior levels for the second year running, to reflect the continuing challenging economic environment.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

Outlook
After a year of challenging economic conditions in 2012, we expect to see some economic growth in 2013, although this is expected to be below-trend, with the Bank of England base rate remaining at current levels.  However, house prices are expected to rise slowly and the FLS should progressively have a further impact on lending.  Some stabilisation in the Eurozone, combined with lower borrowing costs, should see investment start to contribute to the improving environment.  Future economic developments do, however, remain dependent on progress in the Eurozone, and the impact of new banking regulation on the supply of credit to the economy.

In this context, and with continuing successful delivery against our strategic initiatives, we are targeting core loan growth in the second half of 2013 and an increase in the Group net interest margin to around 1.98 per cent for the full year.  We anticipate a further improvement in asset quality, driving an expected substantial reduction in the 2013 impairment charge, with the correspondent increase in underlying profit before tax, while we also expect costs will continue to decrease with Group total costs reduced to around £9.8 billion in 2013.  We also remain confident in meeting our medium-term guidance.

We expect to reduce the non-core asset portfolio at least by a further £20 billion in 2013, and we therefore remain on track to achieve a non-core asset portfolio of £70 billion or less by the end of 2014, with more than half of this amount in retail assets.

Conclusion
We have delivered a substantial transformation of Lloyds Banking Group in the first 18 months of delivery on our strategy, despite a challenging environment and the need to address legacy issues.  We are now ahead of plan in creating a competitive advantage through a reduced risk premium and best-in-class efficiency.  We are making significant investments in our simple, lower-risk, customer-focused UK retail and commercial banking model, thereby continuing to support our customers and helping Britain to prosper.  We expect this to enable us to return to profitability and to grow our core business, to realise our full potential to deliver strong, stable and sustainable returns to shareholders, and to allow UK taxpayers' investment in the Group to be repaid.

António Horta-Osório
Group Chief Executive

MANAGEMENT BASIS INFORMATION

The analysis and commentary set out on pages 10 to 63 is presented on a management basis as defined on the inside front cover.  Within the management income statement the profit or loss arising from asset sales, volatile items, liability management actions and fair value unwind are each shown on one line.  The accelerated unwind of fair value resulting from asset sales is included within the asset sales line.  Comparatives have been restated accordingly.

MANAGEMENT BASIS CONSOLIDATED INCOME STATEMENT

	2012	2011
	£ million	£ million

Net interest income	10,335	12,210
Other income	8,416	9,179
Insurance claims	(365)	(343)
Total underlying income, net of insurance claims	18,386	21,046
Total costs	(10,082)	(10,621)
Impairment	(5,697)	(9,787)
Underlying profit	2,607	638
Effects of asset sales, volatile items and liability management	1,570	841
Fair value unwind	650	1,206
Management profit	4,827	2,685
Simplification, EC mandated retail business disposal costs and integration costs	(1,246)	(1,452)
Payment protection insurance provision	(3,575)	(3,200)
Other regulatory provisions	(650)	(175)
Past service pensions credit	250	-
Amortisation of purchased intangibles	(482)	(562)
Volatility arising in insurance businesses	306	(838)
Loss before tax - statutory	(570)	(3,542)
Taxation	(773)	828
Loss for the year	(1,343)	(2,714)

Loss per share	(2.0)p	(4.1)p

	Core		Non-core
	2012	2011	2012	2011
	£ million	£ million	£ million	£ million

Net interest income	9,868	10,893	467	1,317
Other income	7,782	8,215	634	964
Insurance claims	(365)	(343)	-	-
Total underlying income, net of insurance claims	17,285	18,765	1,101	2,281
Total costs	(9,212)	(9,682)	(870)	(939)
Impairment	(1,919)	(2,887)	(3,778)	(6,900)
Underlying profit	6,154	6,196	(3,547)	(5,558)
Effects of asset sales, volatile items and liability management	2,217	781	(647)	60
Fair value unwind	(229)	(628)	879	1,834
Management profit	8,142	6,349	(3,315)	(3,664)

Banking net interest margin	2.32%	2.42%	0.55%	1.01%
Impairment charge as a % of average advances	0.44%	0.64%	3.08%	4.60%
Return on risk-weighted assets	2.56%	2.46%

The basis of preparation of the core and non-core income statements is set out on the inside front cover.

Non-core portfolios consist of non-relationship assets and liabilities together with assets and liabilities which are outside the Group's current risk appetite.

SUMMARY CONSOLIDATED BALANCE SHEET

	At 31 Dec 2012	At 31 Dec 2011
Assets	£ million	£ million

Cash and balances at central banks	80,298	60,722
Trading and other financial assets at fair value through profit or loss	153,990	139,510
Derivative financial instruments	56,550	66,013
Loans and receivables:
Loans and advances to customers	517,225	565,638
Loans and advances to banks	29,417	32,606
Debt securities	5,273	12,470
	551,915	610,714
Available-for-sale financial assets	31,374	37,406
Held-to-maturity investments	-	8,098
Other assets	50,425	48,083
Total assets	924,552	970,546

Liabilities

Deposits from banks	38,405	39,810
Customer deposits	426,912	413,906
Trading and other financial liabilities at fair value through profit or loss	35,972	24,955
Derivative financial instruments	48,665	58,212
Debt securities in issue	117,369	185,059
Liabilities arising from insurance and investment contracts	137,592	128,927
Subordinated liabilities	34,092	35,089
Other liabilities	40,861	37,994
Total liabilities	879,868	923,952

Total equity	44,684	46,594
Total liabilities and equity	924,552	970,546

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE

Overview
The Group delivered a significantly improved performance in 2012, in a continued challenging economic and regulatory environment.  We have substantially increased Group underlying profit and delivered strong returns in excess of the cost of equity in the core business, while further strengthening our balance sheet and delivering significant reductions in costs and risk.  Our statutory results for the year were however affected by further provisions for contact and redress costs in relation to legacy PPI business and IRHP sales to small and medium-sized businesses, and also included £3,207 million of gains from sales of government securities.

Significantly improved Group underlying profitability
We reported a Group underlying profit before tax of £2,607 million, an increase of £1,969 million, with another strong performance from the core business at £6,154 million (2011: £6,196 million) and a reduction of £2,011 million in non-core losses to £3,547 million.  This was driven by continued improvement in asset quality and further progress on our Simplification programme, which resulted in, respectively, a substantial improvement in the impairment charge, down 42 per cent to £5,697 million, and a further reduction in total costs of 5 per cent to £10,082 million.  These improvements more than offset an expected reduction in underlying income, down 13 per cent to £18,386 million, due mainly to a decline in net interest margin, further non-core asset reductions and continued subdued demand for lending and customer deleveraging.

Returns increased in the core business
In our core business, the return on risk-weighted assets improved 10 basis points to 2.56 per cent, and underlying profit was broadly stable at £6,154 million (2011: £6,196 million).  Core total costs reduced 5 per cent to £9,212 million as a result of further Simplification savings, and the impairment charge decreased 34 per cent to £1,919 million driven primarily by continued improvement in the quality of our portfolios.  These effects broadly offset a reduction of 8 per cent in underlying income which reflected expected continued subdued lending demand and customer deleveraging, as well as a decline in core net interest margin of 10 basis points year-on-year.  This decline was mainly a result of higher wholesale funding costs, but was mitigated throughout the year by the benefit of repricing certain lending portfolios and further improvements to the funding mix.

Further substantial non-core asset reduction and lower non-core losses
We delivered a further substantial reduction in non-core assets of £42.3 billion (30 per cent) in 2012, significantly ahead of our original guidance for the year, resulting in a remaining non-core asset portfolio of £98.4 billion.  The percentage reduction in risk weighted assets on the portfolio was in line with that of non-core assets.  Continued high wholesale funding costs were the main driver behind a reduction in the non-core margin of 46 basis points to 0.55 per cent.  Given a substantial improvement in the impairment charge, which reduced by 45 per cent to £3,778 million, and a further 7 per cent cost reduction, the non-core business delivered a reduced underlying loss of £3,547 million (2011: £5,558 million).

Management and statutory results
Management profit, which includes the effects of asset sales, liability management, volatile items and fair value unwind was £4,827 million, an increase of £2,142 million or 80 per cent compared to 2011.  This included a profit on government bond sales of £3,207 million (2011: £196 million) as a result of our active management of our balance sheet in response to the low interest rate environment, and a positive fair value unwind of £650 million, partly offset by a loss on asset sales of £660 million, charges for own debt volatility of £270 million, and other volatility of £478 million.

The statutory loss before tax of £570million included provisions of £3,575 million in relation to legacy PPI business and £400 million in relation to IRHP sales to small and medium sized business.  Charges relating to Simplification amounted to £676 million, while costs relating to the EC mandated retail business disposal (Verde) totalled £570 million.  The loss after tax was £1,343 million, with a tax charge of £773 million.  This tax charge reflects a policyholder tax charge arising from the revaluation of policyholder tax credits in the light of current economic forecasts and recent changes to the taxation of life insurance companies and the impact of the announced reduction in UK corporation tax rate to 23 per cent on the net deferred tax asset.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Balance sheet further strengthened; remain confident in our capital position
We continue to make good progress in strengthening our balance sheet, further improving our core tier 1 capital ratio by 1.2 per cent to 12.0 per cent by the end of 2012.  The total capital ratio improved from 15.6 per cent at the end of 2011 to 17.3 per cent, which already exceeds the Independent Commission on Banking's (ICB) primary loss-absorbing capacity (PLAC) recommendations.  Our fully loaded core tier 1 ratio increased by 1 per cent to 8.1 per cent.  We continued to reduce risk in the balance sheet, achieving a significant non-core asset reduction and completing the transformation of our funding position.  We remain confident in our capital position given our strongly capital generative core business and the capital accretive non-core asset reduction achieved in the year.

The non-core asset reduction and further deposit growth of 4 per cent (excluding repos) also allowed us to further transform our funding position in 2012, with the core loan to deposit ratio of 101 per cent at the end of 2012 now very close to our long-term target of 100 per cent.  The total amount of Group wholesale funding reduced by 32 per cent to £169.6 billion at the end of 2012 from £251.2 billion at the end of 2011, and its maturity profile was further improved, with wholesale funding with a maturity of less than one year reduced to less than 30 per cent of total wholesale funding at the end of 2012, down from 45 per cent at the end of 2011.

Our liquidity position remains strong, with a primary liquid asset portfolio of £87.6 billion.  The total liquid asset portfolio of £205 billion represents approximately four times our wholesale funding with a maturity of less than one year at the end of 2012, providing a substantial buffer in the event of market dislocation.

Organisational and reporting changes
A number of alterations were made to the management and organisation of the Group during the year.

In the first half of 2012 the Asset Finance business, previously reported within Wholesale, was transferred to the Wealth, Asset Finance and International division.  In the fourth quarter of 2012, the Group's Wholesale and Commercial divisions were combined to form the new Commercial Banking division.  The Group's European and Australian wholesale business has also been transferred from Wealth, Asset Finance and International to Commercial Banking.

Comparative figures have been restated accordingly.

We continue to simplify our reporting and this is the last time we will report management profit as a separate item.  Going forward our reporting will focus on underlying and statutory profit.  In addition, impairment charges directly related to asset sales are now included in the asset sales line.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Total underlying income

	Group			Core
	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%

Net interest income	10,335	12,210	(15)	9,868	10,893	(9)
Other income	8,416	9,179	(8)	7,782	8,215	(5)
Insurance claims	(365)	(343)	(6)	(365)	(343)	(6)
Total underlying income	18,386	21,046	(13)	17,285	18,765	(8)

Banking net interest margin	1.93%	2.07%	(14)bp	2.32%	2.42%	(10)bp
Average interest-earning banking assets	£543.3bn	£585.4bn	(7)	£423.7bn	£438.7bn	(3)
Loan to deposit ratio	121%	135%	(14)pp	101%	109%	(8)pp

Total underlying income for the year decreased 13 per cent to £18,386 million, principally reflecting the effects on the core business of continued subdued lending and customer deleveraging, and further asset reductions in the non-core business.

Trends in total underlying income were more stable in the second half of the year, as the effect on non-core income from the reduction of non-core assets was broadly offset by core income growth which, having reduced by 5 per cent in the first half of 2012, increased by 2 per cent in the second half.

Group income
Group net interest income for the year fell by 15 per cent to £10,335 million due to lower asset balances and a decline in margin.  Average interest-earning banking assets fell 7 per cent, mainly due to further non-core asset reductions, while the banking net interest margin reduced 14 basis points to 1.93 per cent, due to competitive deposit markets and higher wholesale funding costs continuing into 2012, with the average cost of new funding continuing to be higher than the average cost of maturing funds.  These effects were partly mitigated by the benefits of re-pricing certain lending portfolios, an improving funding mix, and the reduction in lower margin non-core banking assets.

A reduction in other income of 8 per cent to £8,416 million was mainly driven by lower expected returns in the insurance business and low customer confidence affecting sales of insurance products.  In addition, fee income in Asset Finance and International was lower, while managed reduction in the balance sheet also reduced fees and commissions.

Core income
The reduction in core net interest income of 9 per cent to £9,868 million reflected the 3 per cent decrease in core average interest-earning banking assets, and a 10 basis point decline in banking net interest margin which was a result of continued elevated funding costs.  The decline in core assets slowed in the second half, with customer loans and advances down by £3.2 billion compared with a reduction of £8.5 billion in the first half.  The core net interest margin was stable throughout the year.  Core other income reduced by 5 per cent, reflecting lower expected returns in the Insurance business and reduced sales of insurance products.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Total costs

	2012	2011	Change
	£m	£m	%

Core	9,212	9,682	5
Non-core	870	939	7
Total costs	10,082	10,621	5

Simplification savings annual run-rate	847	242

Total costs decreased by 5 per cent compared to 2011, and are now close to our £10 billion target.  This is two years ahead of the plan we set out in our 2011 Strategic Review and an absolute reduction in the cost base of around £1 billion since 2010, despite inflation and increased investment in the core business.

Core total costs reduced by 5 per cent driven by the benefits of our Simplification programme, partly offset by inflationary pressures and increased investment in the business, while in the non-core business, the reduction of 7 per cent was mainly a result of a smaller non-core portfolio.

The charge to the Group in respect of the Financial Services Compensation Scheme costs was £175 million (2011: £179 million).  The Bank Levy was £179 million (2011: £189 million), in spite of an increase in the rate of the levy, as a consequence of the lower levels of wholesale funding a reduction in the Group's balance sheet and an increase in the proportion of funding with a maturity of greater than one year.

As at 31 December 2012, we had realised annual run-rate savings of £847 million from our initiatives to simplify the Group, an increase of £605 million since 31 December 2011, with the Simplification programme contributing in year cost savings of £774 million in 2012.

Since the start of the programme 18 months ago, we have made strong progress in our Simplification programme, with over 200 improvements delivered.  We continue to simplify our business operations through streamlining and improving customer processes, reducing management layers and increasing spans of control as well as restructuring business units.  The latter includes consolidation of back office operations sites, optimisation of our model for delivery of IT and outsourcing of our property facilities and asset management services.  These improvements are also contributing to improved customer service and significant reductions in customer complaints (excluding PPI).

Given the good progress we have made in the delivery of the Simplification programme in restructuring, simplifying and improving processes, we remain on track to meet our increased run-rate target of £1.9 billion by the end of 2014.  This compares with the original target of £1.7 billion announced in June 2011 as part of our Strategic Review.  We are now also targeting a reduction in Group total costs to around £9.8 billion in 2013.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Impairment

	Impairment charge			Impairment charge as a % of average advances
	2012	2011	Change	2012	2011
	£m	£m	%	%	%

Core	1,919	2,887	34	0.44	0.64
Non-core	3,778	6,900	45	3.08	4.60
Total impairment	5,697	9,787	42	1.02	1.62

We continue to improve asset quality through the ongoing application of our conservative credit risk appetite, strong risk management controls and de-risking of our portfolios.  This resulted in a reduction in the Group impairment charge of 42 per cent to £5,697 million.  The overall performance of the portfolio continues to improve and benefits from low interest rates and broadly stable UK residential property prices, partly offset by the subdued UK economy, the weak commercial real estate market, and high, although reducing, unemployment.

Core impairment
The core impairment charge of £1,919 million was 34 per cent lower than the charge in 2011, primarily driven by better performance in Retail, which reduced by 34 per cent to £1,192 million, and Commercial Banking, which reduced by 33 per cent to £704 million.  The reduction in Retail was mainly driven by a reduction in the unsecured charge driven by our sustainable approach to risk, reduced balances and effective portfolio management, while the secured portfolio saw a lower charge as a result of a fall in impaired loans.  Within Commercial Banking the fall in core impairment charge was primarily attributable to lower impairments in some core portfolios, including Mid Markets, Corporate and SME.  In Mid Markets and Corporate there were specific large impairments in these portfolios in 2011, which were not repeated in 2012.  The core impairment charge as a percentage of average advances improved to 0.44 per cent, remaining better than our long-term target for the Group as a whole.

Non-core impairment
The non-core impairment charge of £3,778 million was 45 per cent lower than the charge in 2011, driven by material reductions of 29 per cent to £2,242 million in the Commercial Banking charge, and of 60 per cent to £1,321 million in the International charge.  In Commercial Banking, non-core impairments decreased, particularly in the Australasian and Acquisition Finance portfolios, partly offset by further deterioration in the Shipping portfolio as a result of a weak market.  In International, the impairment charge reduction was largely as a result of lower charges in the Irish business.

Non-core loans and advances to customers accounted for 72 per cent of the Group's impaired loans and had a coverage ratio of 51 per cent at 31 December 2012 (31 December 2011: 48 per cent).

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Management profit
Management profit was £4,827 million in 2012, an increase of £2,142 million when compared to 2011. This incorporates the effects of asset sales, liability management, volatile items and fair value unwind.

	2012	2011
	£m	£m

Underlying profit	2,607	638
Asset sales1	2,547	284
Liability management	(229)	1,295
Own debt volatility	(270)	248
Other volatile items	(478)	(986)
Fair value unwind	650	1,206
Management profit	4,827	2,685

1	Net of associated fair value unwind of £689 million (2011: £737 million).

The Group's management profit has been affected by our active management of the balance sheet position in response to the low interest rate environment and the reduction in wholesale funding spreads seen in 2012.

The profit from asset sales of £2,547 million primarily relates to £3,207 million gains from sales of Government securities, as the Group has taken the opportunity afforded by the continuing low yields on these securities to rebalance and reduce the level of these holdings.  Also included are losses from asset disposals of £1,349 million, principally relating to the run-down of the non-core portfolios, partially offset by a related fair value unwind of £689 million.

Liability management losses of £229 million arose on transactions undertaken as part of the Group's management of wholesale funding and capital, including a loss of £397 million in the second half resulting from debt repurchases and a gain of £168 million relating to the exchange of certain capital securities for other subordinated debt instruments in the first half.

Own debt volatility of £270 million is primarily driven by a charge relating to the change in fair value of the small proportion of the Group's wholesale funding which was designated at fair value at inception, and which reflects the tightening in credit spreads in the second half of 2012.  This was partly offset by a positive impact relating to the change in fair value of the equity conversion feature of the Enhanced Capital Notes.

Other volatile items include the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting, reflecting the volatile market conditions in the period, and a positive net derivative valuation adjustment.

Management profit also includes a gain of £650 million relating to an unwind of acquisition-related fair value adjustments.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory loss
Statutory loss before tax was £570 million in 2012.  Management profit was offset by provisions relating to legacy PPI business totalling £3,575 million, other regulatory provisions of £650 million, and other charges totalling £1,172 million.  Further detail on the reconciliation to management and statutory results is included on page 59.

	2012	2011
	£m	£m

Management profit	4,827	2,685
Simplification, EC mandated retail business disposal and integration costs	(1,246)	(1,452)
Payment protection insurance provision	(3,575)	(3,200)
Other regulatory provisions	(650)	(175)
Past service pensions credit	250	-
Amortisation of purchased intangibles	(482)	(562)
Volatility arising in insurance businesses	306	(838)
Loss before tax - statutory	(570)	(3,542)
Taxation	(773)	828
Loss for the period	(1,343)	(2,714)

Loss per share	(2.0)p	(4.1)p

Simplification and EC mandated retail business disposal costs
The costs of the Simplification programme were £676 million in 2012, with a total of £861 million spent to date.  These costs related to severance, IT and business costs of implementation.  FTE role reductions of 4,892 were announced in 2012 taking the total to 6,990 since the start of the programme.  Simplification of our business operations continues through reduction in management layers and increasing spans of control as well as restructuring business units.  The latter includes consolidation of back office operations sites, optimisation of our IT delivery model and outsourcing of our property facilities and asset management services.  Costs relating to the EC mandated business disposal in 2012 were £570 million and from inception to date total £782 million (costs in the year ended 31 December 2011: £170 million).

Payment protection insurance provision
The Group has had further experience of PPI complaint volumes, uphold rates and operational and redress costs since our third quarter 2012 Interim Management Statement.  As a consequence, we have made a further provision of £1,500 million in the fourth quarter, which brings the amount provided for PPI in 2012 to £3,575 million, and the total amount provided to £6,775 million.  Total costs incurred to the end of 2012 were £4,344 million, including approximately £700 million of related administration costs.

The net volume of PPI complaints and costs of contact and redress continue to trend downwards.  Complaints received in the fourth quarter of 2012 were approximately 20 per cent lower than the preceding quarter, and around 30 per cent lower than the second quarter of 2012.  The average monthly spend for the fourth quarter of 2012 was approximately £200 million, a reduction of approximately 25 per cent on the third quarter.  While uncertainty remains, we expect the average monthly spend to reduce further in the first half of 2013, by broadly 20 per cent when compared to the fourth quarter of 2012, before further reducing in the second half of the year.

Other regulatory matters
In June 2012, a number of banks, including Lloyds Banking Group, reached agreement with the Financial Services Authority (FSA) to carry out a thorough assessment of IRHP sales made since 1 December 2001 to certain small and medium sized businesses.  The Group agreed that, on conclusion of this review, it would provide redress to any of these customers where appropriate.  At that time the total cost was not expected to be material.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Given the agreement with the FSA reached on 30 January 2013 following the outcome of a pilot review of IRHP sales to small and medium-sized businesses, the Group now believes it is appropriate to increase its provision for IRHP by £310 million, based on revised estimates of redress and related administration costs.  The provision in relation to IRHP now totals £300 million for the cost of redress and £100 million for related administration costs, all of which was accounted for in 2012.  At the end of 2012, only £20 million of the original provision had been utilised.

We have received a number of claims in the German courts relating to policies issued by Clerical Medical Investment Group Limited, principally during the late 1990s and early 2000s, and recognised an additional provision of £150 million in respect of this litigation in the third quarter of 2012, taking the total provision to £325 million.

The Group has also taken a provision of £100 million for potential redress and other costs relating to UK Retail and other legacy conduct of business issues.

Further detail on these and other matters is contained in note 21 on pages 157 to 158 of this announcement.

Interbank offered rate setting investigations
We continue to co-operate with investigations by government agencies in the UK, US and overseas into submissions made to the bodies that set various interbank offered rates.  In addition the Group, together with other panel banks, has been named in private lawsuits in the US including with regard to the setting of BBA London interbank offered rates.  It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

Past service pensions credit
As previously disclosed at the 2012 Half-Year Results, following a review of policy in respect of discretionary pension increases in relation to the Group's defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The effect of this change is a reduction in the Group's defined benefit obligation of £250 million, the benefit of which has been recognised in the Group's income statement in 2012.

Volatility arising in insurance businesses
The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.  In 2012 the Group's statutory result before tax included positive insurance and policyholder interests volatility totalling £306 million compared to negative volatility of £838 million in 2011.  Further detail is given in note 3 on page 61.

Taxation
The tax charge for 2012 was £773 million.  This represents a greater tax burden than that implied by the UK statutory rate.  This is primarily due to a policyholder tax charge of £583 million arising from the revaluation of policyholder tax credits in the light of current economic forecasts and recent changes to the taxation of life insurance companies.  An additional £308 million of the tax charge results from the impact of the announced reduction in UK corporation tax rate to 23 per cent on the net deferred tax asset.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

Balance sheet

Confident in Group's capital position: capital ratios further improved and substantial further progress on balance sheet reduction
We have a strong capital position, and increased our core tier 1 capital ratio to 12.0 per cent at the end of December 2012 (31 December 2011: 10.8 per cent).  This increase was principally driven by a reduction in risk-weighted assets of £42.0 billion, mainly driven by the non-core asset reduction, and the contribution from management profit, partly offset by statutory items and tax costs.  The total capital ratio at 31 December 2012 improved to 17.3 per cent (31 December 2011: 15.6 per cent), which is already in excess of the Independent Commission on Banking's (ICB) primary loss-absorbing capacity (PLAC) recommendations.

When applying the draft July 2011 CRD IV rules on both transitional and fully loaded bases, the Group's pro forma common equity tier 1 (CET1) capital ratios would have been 11.6 per cent and 8.1 per cent respectively as at 31 December 2012.  The pro forma capital resources are based on our interpretation of the draft July 2011 CRD IV rules with risk-weighted assets estimates updated to reflect the Group's best expectation of how these rules will be amended for subsequent Basel announcements and EU discussions.  Our calculation now includes a benefit of approximately 30 basis points from the expected favourable resolution of the definition of corporate exceptions from derivative valuation adjustments and of changes to the definition of default for retail mortgages.  In addition, if the alternative treatment was allowed under CRD IV in relation to insurance holdings, we believe this would increase the fully loaded pro forma CRD IV CET1 ratio by approximately 1.0 per cent assuming application of the July 2011 text.

	At 31 Dec 2012	At 31 Dec 2011	Change %

Funded assets	£535.3bn	£587.7bn	(9)
Risk-weighted assets	£310.3bn	£352.3bn	(12)
Non-core assets	£98.4bn	£140.7bn	(30)
Non-core risk-weighted assets	£72.9bn	£108.8bn	(33)

Core tier 1 capital ratio	12.0%	10.8%	1.2pp
Tier 1 capital ratio	13.8%	12.5%	1.3pp
Total capital ratio	17.3%	15.6%	1.7pp
Pro forma fully loaded CRD IV core tier 1 capital ratio	8.1%	7.1%	1.0pp

We are pleased with the progress made on our balance sheet reduction plans, given challenging market conditions.  In 2012, we achieved a substantial reduction of £42.3 billion in the non-core portfolio, resulting in the portfolio at 31 December 2012 amounting to £98.4 billion.  The reduction continues to be managed in a capital efficient manner, and was capital accretive in 2012.  It included reductions of £14 billion in treasury assets, £6 billion in UK commercial real estate and £9 billion in International assets of which £4 billion was in Ireland and £2 billion in Australasia.

The 33 per cent fall in non-core risk-weighted assets over the last year is in line with the 30 per cent of asset reductions achieved and reflects the substantial decrease in risk we have achieved over this period.  We continue to expect our non-core assets to reduce to £70 billion or less by the end of 2014, at which point we expect more than 50 per cent to be retail assets.

The substantial reduction we have achieved in our non-core portfolio means we have now met our EC asset reduction commitment of £181 billion and we will now seek formal release from this commitment, substantially ahead of the deadline of 31 December 2014.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

The Financial Policy Committee (FPC) published its Financial Stability Report on 29 November 2012 recommending that the Financial Services Authority (FSA) takes action to ensure that the capital of UK banks and building societies reflects a proper valuation of their assets, a realistic assessment of future conduct costs and prudent calculation of risk weights.  The Group has made significant progress and continues to deliver on its strategy of strengthening the balance sheet, including its capital position, to improve the resilience of the Group.

The Group has strong governance, processes and controls which, combined with the Group's proactive management of risk, result in an appropriate level of capital.  This includes:

- Rigorous stress testing exercises where the results are shared with the FSA; and

- Prudent internal models, based on empirical data, that meet regulatory and stringent internal requirements

In the context of on-going macro prudential policy discussions the Board has decided to issue new Lloyds Banking Group ordinary shares to fund discretionary payments on tier 1 hybrid capital securities to be made during 2013.  Such discretionary payments are estimated to amount to approximately £350 million and will be made subject to the terms and conditions of the tier 1 hybrid capital securities.  Further detail is included on page 122.

Overall, given our strongly capital generative core business and the ongoing capital accretive non-core asset reduction, we remain confident in the Group's capital position.

Funding position transformed; liquidity coverage further increased
The Group has transformed its funding profile and by the end of 2012, the Group loan to deposit ratio had improved from 135 per cent at 31 December 2011 to 121 per cent.  The core loan to deposit ratio improved to 101 per cent from 109 per cent at 31 December 2011.

	At 31 Dec 2012	At 31 Dec 2011	Change %

Customer deposits1	£422.5bn	£405.9bn	4
Wholesale funding	£169.6bn	£251.2bn	(32)
Wholesale funding <1 year maturity	£50.6bn	£113.3bn	(55)
Of which money market funding <1 year maturity	£31.0bn	£69.1bn	(55)
Wholesale funding <1 year maturity as a % of total wholesale funding	29.8%	45.1%	(15.3)pp
Loan to deposit ratio2	121%	135%	(14)pp
Core business loan to deposit ratio2	101%	109%	(8)pp
Government facilities	-	£23.5bn
Primary liquid assets	£87.6bn	£94.8bn	(8)
Secondary liquidity	£117.1bn	£107.4bn	9

1	Excluding repos of £4.4 billion (31 December 2011: £8.0 billion).
2	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.

We delivered customer deposit growth of 4 per cent, with good growth in both our Retail and Wealth, Asset Finance and International divisions.

Wholesale funding has reduced by 32 per cent since 31 December 2011 to £169.6 billion.  Our short-term money-market funding reduced further by 55 per cent to £31.0 billion (2011: £69.1 billion).  We have also improved the maturity profile of wholesale funding, with less than 30 per cent of wholesale funding having a maturity of less than one year at 31 December 2012, compared to 45 per cent at 31 December 2011.

We have also fully repaid all debt issued under the UK Government's Credit Guarantee Scheme, achieving a reduction of £23.5 billion in 2012.

GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE (continued)

In the first quarter of 2012, we drew €13.5 billion (the Sterling equivalent at the date of drawdown was £11.2 billion) under the European Central Bank's Long-Term Refinancing Operation for an initial term of three years, to part fund a pool of non-core euro denominated assets.  Since the year-end, the Group has repaid over £8 billion of these, a decision which demonstrates the Group's balance sheet strength and strong liquidity position.  We will retain the remaining funds as a currency hedge against our European portfolio.

In August 2012, we announced our support for the UK Government's Funding for Lending Scheme. We were the first bank to draw on the scheme in September 2012, drawing down £1 billion, with a further £2 billion during the last quarter of 2012.

We continue to maintain a strong liquidity position.  Our primary liquid asset portfolio at the year-end reduced to £87.6 billion (2011: £94.8 billion), reflecting a reduction in total assets, wholesale funding and regulatory liquidity requirements.  This represents approximately three times our money market funding and is approximately one and half times our aggregate wholesale funding with a maturity of less than a year, providing a substantial buffer in the event of market dislocation. In addition to primary liquidity assets, we have significant secondary liquidity holdings of £117.1 billion.   Our total liquid assets represent approximately four times our short-term wholesale funding.

Given the improvements we have made to the strength of our balance sheet, we have significantly greater balance sheet flexibility with a strong liquidity position and reduced funding requirements.  We re-purchased over £15 billion of term wholesale funding in 2012, including £8.5 billion through two public tenders for senior funding.  These tenders were undertaken to more effectively manage our overall wholesale funding profile and optimise our future interest expense, whilst maintaining a prudent approach to liquidity.

In January 2013, to promote short-term resilience of bank liquidity risk profiles, the Basel Committee amended the calculation of the Liquidity Coverage Ratio.  This requirement has been relaxed to allow a wider pool of asset classes to be deemed to be liquid, and to lengthen the implementation timeframe and assumed cash outflows have been reduced.  We await the FSA's interpretation as it applies to UK banks before we can assess the impact to our liquidity position.

Conclusion
In 2012 we delivered a significantly improved underlying performance with key metrics in line with or ahead of expectations and guidance.  The core business continues to deliver strong and stable returns, above the cost of equity.  In a challenging economic and regulatory environment we have further derisked the balance sheet, strengthened the capital position and transformed our funding profile, and as a result, we are now increasingly well positioned for growth.

George Culmer
Group Finance Director

MANAGEMENT BASIS SEGMENTAL ANALYSIS

2012	Retail	Commercial Banking	Wealth, Asset Finance and Int'l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	7,195	2,206	799	(78)	213	10,335
Other income	1,462	2,932	2,043	2,294	(315)	8,416
Insurance claims	-	-	-	(365)	-	(365)
Total underlying income, net of insurance claims	8,657	5,138	2,842	1,851	(102)	18,386
Total costs	(4,199)	(2,516)	(2,291)	(744)	(332)	(10,082)
Impairment	(1,270)	(2,946)	(1,480)	-	(1)	(5,697)
Underlying profit (loss)	3,188	(324)	(929)	1,107	(435)	2,607
Asset sales	-	(464)	(196)	-	3,207	2,547
Volatile items	-	138	-	-	(886)	(748)
Liability management	-	-	-	-	(229)	(229)
Fair value unwind	482	888	(51)	(42)	(627)	650
Management profit (loss)	3,670	238	(1,176)	1,065	1,030	4,827

Banking net interest margin	2.08%	1.58%	1.65%			1.93%
Impairment charge as a % of average advances	0.36%	1.85%	3.12%			1.02%
Return on risk-weighted assets	3.21%	(0.18)%	(2.31)%			0.78%

Key balance sheet items
At 31 December 2012	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers excluding reverse repos	343.3	134.7	33.4		0.7	512.1
Customer deposits excluding repos	260.8	109.7	51.9		0.1	422.5
Total customer balances	604.1	244.4	85.3		0.8	934.6

Risk-weighted assets	95.5	165.2	36.2		13.4	310.3

MANAGEMENT BASIS SEGMENTAL ANALYSIS (continued)

2011	Retail	Commercial Banking1	Wealth, Asset Finance and Int'l1	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	7,497	3,192	1,003	(67)	585	12,210
Other income	1,660	2,806	2,230	2,687	(204)	9,179
Insurance claims	-	-	-	(343)	-	(343)
Total underlying income, net of insurance claims	9,157	5,998	3,233	2,277	381	21,046
Total costs	(4,438)	(2,600)	(2,414)	(812)	(357)	(10,621)
Impairment	(1,970)	(4,210)	(3,604)	-	(3)	(9,787)
Underlying profit (loss)	2,749	(812)	(2,785)	1,465	21	638
Asset sales	48	61	(21)	-	196	284
Volatile items	-	(736)	-	-	(2)	(738)
Liability management	-	-	-	-	1,295	1,295
Fair value unwind	839	1,562	122	(43)	(1,274)	1,206
Management profit (loss)	3,636	75	(2,684)	1,422	236	2,685

Banking net interest margin	2.09%	1.86%	1.72%			2.07%
Impairment charge as a % of average advances	0.54%	2.32%	6.48%			1.62%
Return on risk-weighted assets	2.56%	(0.39)%	(5.82)%			0.17%

Key balance sheet items
At 31 December 2011	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers excluding reverse repos	352.8	155.7	40.2		0.1	548.8
Customer deposits excluding repos	247.1	116.7	41.7		0.4	405.9
Total customer balances	599.9	272.4	81.9		0.5	954.7

Risk-weighted assets	103.2	192.9	43.6		12.6	352.3

1	Restated to reflect changes in divisional organisation during 2012.

DIVISIONAL PERFORMANCE

RETAIL

Key highlights

• In 2012, Retail further increased its profits and returns, and made substantial progress towards its goal of being the best bank for customers.

• Underlying profit increased by 16 per cent, and core underlying profit by 21 per cent, driven by strong cost control and a significant reduction in impairment.

• Return on risk-weighted assets increased to 3.21 per cent from 2.56 per cent in 2011, driven primarily by the increase in profits.

•     Retail has made continued progress in improving its customer service scores and saw a reduction in customer complaints (excluding PPI) of 28 per cent during 2012, both key indicators of customer advocacy.  This has supported the strengthening of brand consideration to market leading levels.

•     The Simplification programme has delivered significant improvements in customer experience, process efficiencies and reduced sourcing costs.  This contributed to the strong cost performance delivered by Retail.

•     We continued to support the first time buyer mortgage market, lending to one in four first time buyers.  We also increased our commitment for lending to first time buyers during 2013.  In addition, we continue to deliver strong growth in customer deposit balances attracting funds from almost one in every four savers.

•     Retail continues to support local communities through its contribution to Group programmes and through direct commitments by Retail colleagues.  In 2012 over 8,500 colleagues in Retail used their 'Day to Make a Difference' in local communities, including supporting National School Sports Week.

	2012	2011	Change
	£m	£m	%

Net interest income	7,195	7,497	(4)
Other income	1,462	1,660	(12)
Total underlying income	8,657	9,157	(5)
Total costs	(4,199)	(4,438)	5
Impairment	(1,270)	(1,970)	36
Underlying profit	3,188	2,749	16

Banking net interest margin	2.08%	2.09%	(1)bp
Impairment charge as a % of average advances	0.36%	0.54%	(18)bp
Return on risk-weighted assets	3.21%	2.56%	65bp

	At 31 Dec 2012	At 31 Dec 2011	Change
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	343.3	352.8	(3)
Customer deposits excluding repos	260.8	247.1	6
Total customer balances	604.1	599.9	1

Risk-weighted assets	95.5	103.2	(7)

RETAIL (continued)

Core	2012	2011	Change
	£m	£m	%

Net interest income	7,163	7,246	(1)
Other income	1,446	1,638	(12)
Total underlying income	8,609	8,884	(3)
Total costs	(4,193)	(4,432)	5
Impairment	(1,192)	(1,796)	34
Underlying profit	3,224	2,656	21

Banking net interest margin	2.25%	2.20%	5bp
Impairment charge as a % of average advances	0.37%	0.54%	(17)bp
Return on risk-weighted assets	3.60%	2.75%	85bp

	At 31 Dec 2012	At 31 Dec 2011	Change
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	317.3	325.1	(2)
Customer deposits excluding repos	260.8	247.1	6
Total customer balances	578.1	572.2	1

Risk-weighted assets	86.6	92.6	(6)

Non-core	2012	2011	Change
	£m	£m	%

Net interest income	32	251	(87)
Other income	16	22	(27)
Total underlying income	48	273	(82)
Total costs	(6)	(6)
Impairment	(78)	(174)	55
Underlying (loss) profit	(36)	93

Banking net interest margin	0.12%	0.83%	(71)bp
Impairment charge as a % of average advances	0.29%	0.59%	(30)bp

	At 31 Dec 2012	At 31 Dec 2011	Change
Key balance sheet items	£bn	£bn	%

Total non-core assets	26.0	27.7	(6)
Risk-weighted assets	8.9	10.6	(16)

RETAIL (continued)

Strategic focus
Retail's goal is to be the best bank for customers in the UK.  We are working towards this by building deep and enduring relationships with our customers that deliver real value to them, and by continuing to support the UK economy.  We are increasing engagement with our customers by delivering greater choice and flexibility through our multiple brands and channels.  At the same time we are simplifying the business to increase our agility and enable us to respond more quickly to customers' needs, and improve customer experience.  We are particularly focused on continuing to improve customer service and actively reduce customer complaints.  In addition, by further developing our customer insight and gaining a deeper understanding of our customers, we are better aligning our products and services to our customers' requirements.  This is increasing customer advocacy which ultimately delivers lower customer acquisition costs, greater share of their business and improved customer retention.

Progress against strategic initiatives
Retail has continued to make excellent progress towards being the best bank for customers during 2012.  This progress is demonstrated by an increase in customer advocacy, reflected in our customer service scores which have risen by 13 per cent during 2012.  This improvement is being supported by the strong focus within Retail on reducing customer complaints, which have decreased by 28 per cent (excluding PPI).  Over 2012, based on performance across Branch, Telephone and Internet Banking, Lloyds TSB has been the leading High Street bank for customer service1.

By investing in customers and growth, we are positioning ourselves for an improvement in market conditions.  We have maintained our position as the UK's largest lender to first time buyers and in 2012 helped one in every four buy their first home.  This achievement has been supported by the development of new propositions for first-time and new-build property buyers.  We have continued to deliver net inflows from switching current accounts as well as attracting deposits from almost one in every four savers.  This has supported strong growth in customer deposit balances and contributed to our strengthened balance sheet.  In addition, we have supported over half a million customers to buy their cars, improve their homes and manage their finances through unsecured consumer loans.

We are also investing in the channels our customers use to interact with the Group.  In particular we have made significant developments to our digital proposition and branches.  This includes the expansion of services available on smart phones and mobile devices, which has contributed to the continued growth of our online customer base to 9.5 million and our mobile banking services which are now used by 3.3 million customers.

Earlier in 2012 we concluded a review of the implications of the Retail Distribution Review.  We will now offer investment advice to customers with over £100,000 of investible assets through our private banking services.  It will allow us to focus on providing market leading savings and protection services to mainstream customers.

We are continuing to successfully simplify the bank.  We have implemented further automation, and improved the functionality of current account and ISA savings switching services to improve customer experience.  These processes also require significantly fewer manual interventions, contributing to reduced costs and customer complaints.  We have also continued to develop our telephony services for customers and have introduced 'Say Anything' Interactive Voice Response technology, which guides customer calls accurately and promptly to the right service.

Finally, Retail has continued to support the UK economy and local communities through its contribution to Group programmes, and through commitments made by Retail colleagues.  In 2012 over 8,500 colleagues volunteered using the Bank's 'Day to Make a Difference' programme.  In addition, Retail played a key role in the Group's Partnership with the London 2012 Olympic and Paralympic Games as official sponsors.  Our colleagues were involved in many community activities, including the Olympic and Paralympic Torch Relays, and National School Sport Week.

1
Compared to the other major High Street Banks (defined as Barclays, Halifax, HSBC, NatWest and Santander), using a composite weighted score of main current account holder's satisfaction with branch, telephone and internet services (among those using those channels in the last month).  © GfK NOP Financial Research Survey (FRS), 12 months ended December 2012 approximately 45,000 adults surveyed.

RETAIL (continued)

Financial performance
In 2012, Retail's return on risk weighted assets increased to 3.21 per cent, a significant improvement on 2.56 per cent in 2011.  This improvement was supported by a 16 per cent increase in underlying profit, and a 21 per cent increase in core underlying profit.  The increase in profit in both core and total Retail was the result of strong cost control and continued significant improvements to credit performance. The core performance was very similar to the total performance given that non-core in Retail covers only 4 per cent of customer balances and 1 per cent of income.

Net interest income decreased by 4 per cent in 2012, driven by muted demand for lending, previous de-risking of the balance sheet and increased funding costs.  While the prior de-risking of the lending portfolio has suppressed income growth, it also supported an offsetting reduction in impairment charges.  Retail has taken a number of actions to offset the pressure on income which includes making strategic investments and re-pricing selected lending portfolios to reflect current funding costs.

Net interest margin was stable at 2.08 per cent in 2012.  The net interest margin in the second half of the year particularly benefited from rate changes we made to the lending portfolio, but continues to be affected by higher funding costs and the impact of portfolio de-risking.

Other income decreased by 12 per cent largely as a result of lower Bancassurance income that reflected the subdued investment and protection market environment.

Total costs fell by 5 per cent, largely as a result of the Simplification programme.  As part of this programme we have delivered end-to-end process enhancements, migration of customers to self-service channels, and implemented further improvements in purchasing arrangements across Retail.  We have also delivered other day-to-day cost benefits, which, when combined with our work on Simplification, more than offset on-going cost inflation and increased investment spend.

Credit performance across the business continued to be strong considering the subdued economic environment.  This was supported by our sustainable approach to risk, a continued focus on lending to existing customers and low interest rates.  The unsecured impairment charge reduced to £893 million from £1,507 million in 2011, reflecting the impact of our sustainable approach to risk (resulting in improved new business quality), effective portfolio management and a reduction in unsecured balances.  The secured impairment charge decreased to £377 million from £463 million in 2011, reflecting further reductions in impaired loans in the secured portfolio.

Balance sheet progress
Loans and advances to customers decreased by 3 per cent.  This was driven by a number of factors, including reduced customer demand for new credit, existing customers continuing to reduce their personal indebtedness, non-core lending run-off and Retail maintaining a sustainable approach to risk.  The reduction in lending to customers was in part due to the repayment of unsecured debt where balances reduced by £1.7 billion to £22.0 billion, or 7 per cent.  Secured balances reduced by £7.8 billion, to £321.3 billion, of which £1.4 billion was a reduction in non-core mortgage balances.

Customer deposits increased by 6 per cent in 2012.  This reflects the success of our multi-brand customer propositions and the agile pricing strategy that Retail has developed.  Retail continued to deliver sustained growth in the savings market despite the high levels of competition.  Our strong stable of savings brands continues to provide customers with a market leading range of products to meet their savings needs.

Risk-weighted assets decreased by £7.7 billion during 2012.  This was the result of lower lending balances, effective portfolio management and prior de-risking of the balance sheet.

COMMERCIAL BANKING

Key highlights

•     Commercial Banking was created in the fourth quarter of 2012 bringing Small and Medium-sized Enterprises (SME) together with larger corporate UK and global clients to ensure consistent and effective client coverage.  The former Wholesale division has been combined with the Australian and European corporate businesses previously reported in the International segment of Wealth, International and Asset Finance.

•     We continued to deepen our relationships with core clients through our investment in new products and capabilities to drive capital efficiency and through our lending commitments to support the UK economy and SMEs, including our involvement in the UK Government's National Loan Guarantee and the Funding for Lending Scheme (FLS).

• Underlying loss reduced by 60 per cent due to a 30 per cent reduction in impairments, which more than offset the reduction in total underlying income.

•     Core underlying profit increased by 1 per cent to £1,748 million, driven by reduced impairments and improved other income from resilient performances in Capital Markets, Financial Markets and LDC.  This was offset by lower net interest income.  Return on risk-weighted assets increased to 1.36 per cent from 1.32 per cent.

•     Underlying loss in the former Wholesale business reduced by 36 per cent due to a 31 per cent reduction in impairments and improved other income.  This more than offset lower net interest income, resulting from our strategic non-core asset reduction and increased wholesale funding costs.

•     Underlying profit in the former Commercial business increased by 10 per cent, driven by reduced impairments and costs partly offset by lower underlying income.  Core net lending grew by 4 per cent against market contraction of 4 per cent and we assisted in excess of 120,000 SMEs to start up in 2012.

	2012	20111	Change
	£m	£m	%

Net interest income	2,206	3,192	(31)
Other income	2,932	2,806	4
Total underlying income	5,138	5,998	(14)
Total costs	(2,516)	(2,600)	3
Impairment	(2,946)	(4,210)	30
Underlying loss	(324)	(812)	60

Wholesale	(792)	(1,238)	36
Commercial	468	426	10
Total Commercial Banking	(324)	(812)	60

Banking net interest margin	1.58%	1.86%	(28)bp
Impairment charge as a % of average advances	1.85%	2.32%	(47)bp
Return on risk-weighted assets	(0.18)%	(0.39)%	21bp

	At 31 Dec 2012	At 31 Dec 20111	Change
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos:
Wholesale	105.1	126.9	(17)
Commercial	29.6	28.8	3
	134.7	155.7	(13)

Customer deposits excluding repos	109.7	116.7	(6)
Risk-weighted assets	165.2	192.9	(14)

1	Restated to reflect transfers from Wealth, Asset Finance and International and transfer of Asset Finance to Wealth, Asset Finance and International.

COMMERCIAL BANKING (continued)

Core	2012	20111	Change
	£m	£m	%

Net interest income	2,242	2,846	(21)
Other income	2,442	2,235	9
Total underlying income	4,684	5,081	(8)
Total costs	(2,232)	(2,292)	3
Impairment	(704)	(1,055)	33
Underlying profit	1,748	1,734	1

Banking net interest margin	2.22%	2.54%	(32)bp
Impairment charge as a % of average advances	0.67%	0.95%	(28)bp
Return on risk-weighted assets	1.36%	1.32%	4bp

	At 31 Dec 2012	At 31 Dec 20111	Change
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	102.0	106.7	(4)
Debt securities	0.5	0.2
Available-for-sale financial assets	1.8	3.1	(42)
	104.3	110.0	(5)

Customer deposits excluding repos	107.2	113.6	(6)
Risk-weighted assets	127.8	128.5	(1)

Non-core	2012	20111	Change
	£m	£m	%

Net interest income	(36)	346
Other income	490	571	(14)
Total underlying income	454	917	(50)
Total costs	(284)	(308)	8
Impairment	(2,242)	(3,155)	29
Underlying loss	(2,072)	(2,546)	19

Banking net interest margin	0.35%	0.83%	(48)bp
Impairment charge as a % of average advances	4.28%	4.60%	(32)bp

	At 31 Dec 2012	At 31 Dec 20111	Change
Key balance sheet items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	32.7	49.0	(33)
Debt securities	4.7	12.3	(62)
Available-for-sale financial assets	2.5	9.4	(73)
	39.9	70.7	(44)

Non-core assets	43.0	76.2	(44)
Risk-weighted assets	37.4	64.4	(42)

1	Restated.

COMMERCIAL BANKING (continued)

Strategic focus
Commercial Banking's strategy is to be the best bank for our clients.  We have put clients at the centre of our business model and will lead our business through four coverage segments: Small and Medium-sized Enterprises (SME), Mid Markets, Global Corporates and Financial Institutions.  We will meet our clients' needs with a suite of core banking products from Lending and Transaction Banking to Financial Markets and Capital Markets, delivering the full capability of the bank to our clients and serving their needs as they move up the value chain.  Our strategy is driven by three guiding principles; to be client centric, UK focused and capital efficient with a rigorous focus on executing our plans according to these core principles.  Our business will be delivered through the formation of a simpler leaner organisation, sharper prioritisation of resources to support our core clients and focused investment in product capability to better serve our clients' needs.  All of this will contribute to the delivery of strong and sustainable Commercial Banking returns over time.

Progress against strategic initiatives
In the fourth quarter of 2012, Commercial Banking reshaped the business, bringing SME clients together with larger corporate UK and global clients to ensure consistent and effective client coverage.  We continue our exercise to re-segment our client coverage, driven by evolving client behaviours.  For SME and Mid-Markets clients we are strengthening our face-to-face banking proposition as well as working to improve the delivery of simple products to meet simple needs through enhanced digital capability.  For larger corporate clients we are strengthening our product capability through investment in Transaction Banking at the same time as enriching the core proposition in Financial Markets and Capital Markets to improve fee generating solutions.

In 2012, we made good progress in simplifying the business through a series of initiatives to streamline operational processes and improve client experience and service.  We have already delivered benefits through de-layering the organisation and removing inefficiencies and will continue to benefit as we deliver synergies from bringing the legacy divisions together.  Within SME, significant progress has been made in simplifying the lending process and the time taken to complete lending transactions to clients has almost halved from the end of 2011 compared to the end of 2012.  The reshaping and simplifying of the business is leading to a more effective and agile organisation.

We have sharpened our focus on strengthening the balance sheet and improving capital efficiency through the development of more considered client participation and controlled reduction of the non-core portfolio.  Within our core business, we have further refined our client participation and will rationalise exposure to capital-intensive businesses.  In 2012, for example we discontinued our origination of new Project Finance business in the US and restricted new origination in Australia to key clients with strong UK linkage only, and reduced our exposure to parts of the corporate real estate portfolio that do not deliver acceptable returns.  We have continued to reduce our exposure to non-core assets, achieving a substantial reduction of £33.2 billionin 2012, a decrease of 44 per cent.

We continued to invest in product capability in 2012 and are positioning ourselves to benefit from eventual economic recovery.  As part of our programme to enhance our capabilities in capital efficient products, we have continued to invest in the Transaction Banking platform delivering product capabilities in Card Payments & Acceptance, Currencies and International Cash Management.  Meanwhile, we processed all ticket payments and provided merchant support at all of the principal London 2012 Olympic sites.  In Foreign Exchange, client volumes increased by 19 per cent compared to 2011 through investments in electronic channels and improved pricing and risk management capabilities.  More specifically on client connectivity we are making good progress in Foreign Exchange service to provide our clients with a seamless 24 hour service globally in 2013.

Additionally, in 2012 we continued our focus to support the UK economy through financing UK SMEs and developing discounted funding propositions for our clients through the UK Government's National Loan Guarantee Scheme and the Funding for Lending Scheme (FLS).  In SME we grew our core net lending by 4 per cent in a market which contracted by 4 per cent and we helped in excess of 120,000 SMEs to start up in 2012.  External recognition of our support for SMEs includes being voted as the Winner of the Innovation in SME Finance award from Business Moneyfacts, as well as "Most Supportive Lender of the Year" from the National Association of Commercial Finance Brokers.

COMMERCIAL BANKING (continued)

In Mid Markets we grew share of lending in a declining market and will invest in additional capacity to support our clients in 2013.  In Social Housing, within Mid Markets, we topped the Housing Association Bond league table in 2012 with 10 Bookrunner mandates for 10 separate housing associations, highlighting our support for clients and contributing to the availability of housing stock in the UK.

In 2012, we supported our Global Corporate clients in raising £12.8 billion of financing through the Debt Capital Markets, enabling them to finance and grow their businesses.  We have made good progress in creating solutions for our clients, attaining a top five position in Investment Grade Corporate Sterling debt issuance, and were awarded the 2012 Greenwich Quality Leader award for Large Corporate Banking in the UK, recognising our strong client experience.

In Project Finance, we provided in excess of £750 million of lending to UK infrastructure initiatives and achieved the top UK Bookrunner position in 2012.  We received the PPP Deal of the Year award in 2012 from Project Finance International, highlighting our commitment and the key role we are playing in supporting UK infrastructure projects that are vital for stimulating economic growth.

In LDC, our private equity arm, we continued to invest equity through the cycle in support of clients across SME and Mid Markets.  During 2012, 96 per cent of our investment was focused on the UK with over £300 million invested in new portfolio companies.

As a testament to our client-centric approach, Commercial Banking was awarded for the eighth year in a row the Business Bank of the Year at the FD's Excellence Awards (in association with the Institute of Chartered Accountants in England and Wales, supported by the CBI).

We have grown our capabilities in Transaction Banking and Capital Markets and increased fee based income.  This is in line with broader market trends as clients' needs have become less lending-reliant and more focused on liability and risk management solutions.  As we execute our strategy to be client centric, UK focused and capital efficient this increase in fee based income from client solutions will be an important driver of our income over time.

Financial performance
Divisional underlying loss reduced by £488 million due to the significant reduction in impairments as a result of lower charges in most of the businesses, increased other income, and lower total costs partially offset by reduced net interest income.  Core underlying profit increased by £14 million with core return on risk-weighted assets increasing by 4 basis points.

Net interest income decreased by £986 million.  Core net interest income decreased by £604 million as a result of average lending volumes decreasing by £5.4 billion and margin compression.  Despite lending growth in the former Commercial division, corporate client demand in the former Wholesale division was subdued continuing the current market trend of deleveraging, and compressed margins reflecting higher wholesale funding costs and improved recognition of the cost and value of funds across the Group.  Non-core net interest income decreased by £382 million due to average lending volumes decreasing by £16.9 billion and compressed margins.

Banking net interest margin decreased by 28 basis points to 1.58 per cent, primarily reflecting margin compression from increased wholesale funding costs and competition for customer deposits.  Core net interest margin decreased by 32 basis points to 2.22 per cent as there was limited opportunity for asset repricing to offset higher funding costs.  Non-core net interest margin decreased by 48 basis points to 0.35 per cent, reflecting higher wholesale funding costs.

Other income increased by £126 million, reflecting higher client activity in Financial Markets and Debt Capital Markets despite difficult market conditions, and a resilient performance in LDC benefiting from a strong vintage.

Commercial Banking costs decreased by 3 per cent, with continued focus on cost management, savings attributable to the Simplification programme and the savings arising from the reduction in non-core assets.  The benefits of these cost savings initiatives enabled further investment in Wholesale product capabilities in Financial Markets, Capital Markets and Transaction Banking.

COMMERCIAL BANKING (continued)

Impairment charges decreased by £1,264 million, due to a 29 per cent reduction in non-core impairments driven by the Australasian and the Acquisition Finance portfolio, partly offset by further deterioration in the Shipping portfolio.  Core impairments decreased by 33 per cent including in Mid Markets, Corporate and SME.  In Mid Markets and Corporate there were specific large impairments in 2011 which were not repeated in 2012.

Balance sheet progress
Commercial Banking continues to focus on de-risking the balance sheet by reducing non-core assets whilst strengthening its relationships with core customers.  Net lending in the former Commercial division increased by £0.8 billion, whilst core client deleveraging, and the non-core asset reduction in the former Wholesale division, more than offset this increase.  Non-core assets decreased £33.2 billion mainly driven by a reduction of treasury assets of £14.5 billion and loans and advances to customers, excluding reverse repos.

Loans and advances to customers, excluding reverse repos, decreased by £21.0 billion, of which £16.3 billion was driven by the non-core asset reduction.  Core lending decreased by £4.7 billion as demand for new corporate lending and refinancing of existing facilities was more than offset by the level of maturities, reflecting a continued trend of subdued corporate lending demand and client deleveraging as credit facilities matured and were not renewed by clients.

Risk-weighted assets decreased by £27.7 billion primarily reflecting repayments, the impact of subdued corporate lending and balance sheet disposals; core risk-weighted assets remained broadly flat due to the impact of regulatory treatments and rule changes.  Non-core risk-weighted assets represented £27.0 billion of this reduction and was driven by non-core disposals.

COMMERCIAL BANKING (continued)

Wholesale sub-segment - financial performance

	Total			Core
	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%

Net interest income	1,027	1,941	(47)	1,072	1,617	(34)
Other income	2,513	2,380	6	2,024	1,810	12
Total underlying income	3,540	4,321	(18)	3,096	3,427	(10)
Total costs	(1,628)	(1,652)	1	(1,348)	(1,350)
Impairment	(2,704)	(3,907)	31	(452)	(759)	40
Underlying (loss) profit	(792)	(1,238)	36	1,296	1,318	(2)

Banking net interest margin	0.96%	1.35%	(39)bp	1.40%	1.83%	(43)bp
Impairment charge as a % of average advances	2.10%	2.56%	(46)bp	0.59%	0.90%	(31)bp
Return on risk-weighted assets	(0.51)%	(0.69)%	18bp	1.24%	1.23%	1bp

Key balance sheet items At 31 December	£bn	£bn	%	£bn	£bn	%

Loans and advances to customers excluding reverse repos	105.1	126.9	(17)	73.5	79.3	(7)
Debt securities	5.2	12.5	(58)	0.5	0.2
Available-for-sale financial assets	4.3	12.5	(66)	1.8	3.1	(42)
	114.6	151.9	(25)	75.8	82.6	(8)

Customer deposits excluding repos	75.6	84.6	(11)	73.2	81.8	(11)
Risk-weighted assets	140.1	167.5	(16)	103.7	104.7	(1)

Total underlying loss decreased by £446 million with core underlying profit decreasing by £22 million mainly due to the significant reduction in impairments and increased other income, partially offset by reduced net interest income.

Net interest income decreased by £914 million.  Core net interest income decreased by £545 million due to average lending volumes decreasing by £6.1 billion as a result of subdued global corporate client demand, continuing the current market trend of deleveraging, and lower margins.

Banking net interest margin decreased by 39 basis points to 0.96 per cent, primarily reflecting margin compression from increased wholesale funding costs and competition for customer deposits.  Core net interest margin decreased by 43 basis points to 1.40 per cent following limited opportunity for asset repricing to offset higher funding costs.

Other income increased by £133 million, with core other income increasing by £214 million, reflecting higher client activity in Financial Markets and Debt Capital Markets despite difficult market conditions, and a resilient performance in LDC benefiting from strong vintage.

COMMERCIAL BANKING (continued)

Commercial sub-segment - financial performance

	Total			Core
	2012	2011	Change	2012	2011	Change
	£m	£m	%	£m	£m	%

Net interest income	1,179	1,251	(6)	1,170	1,229	(5)
Other income	419	426	(2)	418	425	(2)
Total underlying income	1,598	1,677	(5)	1,588	1,654	(4)
Total costs	(888)	(948)	6	(884)	(942)	6
Impairment	(242)	(303)	20	(252)	(296)	15
Underlying profit	468	426	10	452	416	9

Banking net interest margin	3.96%	4.21%	(25)bp	4.11%	4.37%	(26)bp
Impairment charge as a % of average advances	0.81%	1.06%	(25)bp	0.89%	1.09%	(20)bp
Return on risk-weighted assets	1.86%	1.62%	24bp	1.90%	1.69%	21bp

Key balance sheet items At 31 December	£bn	£bn	%	£bn	£bn	%

Loans and advances to customers excluding reverse repos	29.6	28.8	3	28.5	27.4	4
Customer deposits excluding repos	34.1	32.1	6	34.0	31.8	7
Total customer balances	63.7	60.9	5	62.5	59.2	6

Risk-weighted assets	25.1	25.4	(1)	24.1	23.8	1

Total underlying profit increased £42 million, with core underlying profit increasing by £36 million due to the significant reduction in impairments and costs, partially offset by reduced underlying income.

Core net lending increased £1.1 billion despite the SME market contracting 4 per cent.  Core net interest income decreased £59 million primarily due to compressed margins from higher wholesale funding costs and increased competition for customer deposits.  This is reflected in the core net interest margin reduction of 26 basis points.

Total impairments decreased £61 million reflecting the continued benefits from the application of a prudent risk appetite and the low interest rate environment, helping to maintain defaults at a lower level.

Total customer deposits excluding repos increased £2.0 billion reflecting the ongoing success in attracting new customers.

WEALTH, ASSET FINANCE AND INTERNATIONAL

Key highlights

•     In 2012 we achieved strong profitable growth in our Wealth and Asset Finance businesses while simultaneously making progress in strengthening our balance sheet, simplifying our international operating model and investing in building capability for the future.

•     Divisional performance improved in 2012 with losses reducing by 67 per cent to £929 million primarily driven by lower impairments, mainly in Ireland.  Profits in the core business increased by 27 per cent to £459 million, driven by strong performance in the Wealth and Asset Finance businesses.

• Core return on risk-weighted assets increased from 3.62 per cent to 5.07 per cent.

•     The balance sheet has been further strengthened through a 24 per cent growth in customer deposits and a reduction in non-core assets of a further 20 per cent, including a £3.7 billion reduction in our Irish portfolio.

• We achieved cost savings of 5 per cent through further progress on Simplification initiatives, which in turn enabled further investment in the core businesses to improve the customer experience.

•     We continue to reshape our operations by further streamlining our international footprint through the announced exits from five countries (following seven exits last year) and a significantly reduced presence in a further four.

	2012	20111	Change
	£m	£m	%

Net interest income	799	1,003	(20)
Other income	2,043	2,230	(8)
Total underlying income	2,842	3,233	(12)
Total costs	(2,291)	(2,414)	5
Impairment	(1,480)	(3,604)	59
Underlying loss	(929)	(2,785)	67

Banking net interest margin	1.65%	1.72%	(7)bp
Impairment charge as a % of average advances	3.12%	6.48%	(3.36)pp
Return on risk-weighted assets	(2.31)%	(5.82)%	3.51pp

	At 31 Dec 2012	At 31 Dec 20111	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	33.4	40.2	(17)
Customer deposits excluding repos	51.9	41.7	24
Total customer balances	85.3	81.9	4

Operating lease assets	2.8	2.7	4
Funds under management	189.1	182.0	4
Risk-weighted assets	36.2	43.6	(17)

1	Restated to reflect transfers to Commercial Banking and transfer of Asset Finance to Wealth, Asset Finance and International.

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Core	2012	20111	Change
	£m	£m	%

Net interest income	312	293	6
Other income	1,964	1,985	(1)
Total underlying income	2,276	2,278
Total costs	(1,795)	(1,884)	5
Impairment	(22)	(33)	33
Underlying profit	459	361	27

Banking net interest margin	5.90%	5.04%	86bp
Impairment charge as a % of average advances	0.45%	0.60%	(15)bp
Return on risk-weighted assets	5.07%	3.62%	1.45pp

	At 31 Dec 2012	At 31 Dec 20111	Change
Key balance sheet and other items	£bn	£bn	%

Loans and advances to customers excluding reverse repos	5.3	5.1	4
Customer deposits excluding repos	51.0	40.4	26
Total customer balances	56.3	45.5	24

Operating lease assets	2.7	2.7
Funds under management	188.6	181.6	4
Risk-weighted assets	9.6	9.8	(2)

Non-core	2012	20111	Change
	£m	£m	%

Net interest income	487	710	(31)
Other income	79	245	(68)
Total underlying income	566	955	(41)
Total costs	(496)	(530)	6
Impairment	(1,458)	(3,571)	59
Underlying loss	(1,388)	(3,146)	56

Banking net interest margin	1.13%	1.35%	(22)bp
Impairment charge as a % of average advances	3.42%	7.11%	(3.69)pp

	At 31 Dec 2012	At 31 Dec 20111	Change
Key balance sheet and other items	£bn	£bn	%

Total non-core assets	28.9	36.2	(20)
Risk-weighted assets	26.6	33.8	(21)

1	Restated.

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Strategic focus
The business segments of the division have been aligned this year to reflect the operating model:

- Wealth - our UK and International Wealth businesses, Scottish Widows Investment Partnership and St James's Place.

- Asset Finance - our UK and International Asset Finance and on-line deposit businesses.

- International -our non-core businesses in Ireland, Europe, Asia and the rest of the world (excluding businesses transferred to the Commercial Banking division in the year).

Wealth provides strong growth opportunities for the Group.  Its goal is to be recognised as the Wealth advisor of choice to appropriate Retail and Commercial Banking customers alongside targeted customer acquisition.  We aim to grow the amount of customer deposits and funds under management that we manage on behalf of franchise customers, whilst improving margins and operating efficiency.

In Asset Finance, we have been refocusing the business into sectors which fit our risk appetite and profitability and are looking to deliver focused, profitable growth while completing the run-down or disposal of portfolios which are closed to new business.

In the International businesses, the priority is to maximise value in the medium-term.  The immediate focus is on close management of the balance sheet where we are contributing to a strengthening of the Group's balance sheet through a significant and managed run-down of non-core assets.  At the same time, we continue progress on rationalising our international footprint delivering operational efficiencies and reducing the cost base to fit the reshaped business models.

Progress against strategic initiatives
The significant progress we have made in strengthening the balance sheet positions us for focused, profitable growth in our core business.  Alongside this we will continue to grow total customer balances (including deposits and funds under management) in the Wealth businesses where over time we expect customer appetite to shift from deposits to investment products.

We continue to focus on simplifying operations and processes, delayering management structures, consolidating supplier relationships and increasing the efficiency of distribution channels.

We are in the process of reshaping the business, realising additional efficiencies and cost savings through initiatives to consolidate the Wealth businesses and create a shared support infrastructure, develop a single customer platform and to automate core systems and processes for efficiency and improved customer experience in both Wealth and Asset Finance.  The division has also made good progress towards reducing its international presence with a further five exits announced in the year bringing the total to twelve, representing over a one third reduction in our international presence over the last two years.

We are investing in our Wealth business to grow market share in what is viewed as a key growth opportunity for the Group.  The investment is geared towards developing compelling propositions for mass affluent and affluent customers within the UK and Channel Islands and also those with UK connections in anglophile territories.  During 2012, we created one single Wealth business with the aim of generating synergies across the International and UK businesses.

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

We are focused on ways to leverage the strength of our core banking franchise which holds a number of significant customers who are 'wealth eligible'.  Investment has already been made in customer experience and plans are underway for significant technology and product development.  During 2012 there have been approximately 115,000 referrals into the Wealth business from other areas of the Group.

We remain confident that by delivering our strategy to be a simple, customer-focused UK and International business we can increase the trust of both customers and stakeholders.  In Wealth this has resulted in an improvement of client service accessibility.  This is demonstrated by the faster access to advice and support that customers are now receiving as a result of a new Private Banking Client Centre.  The new centre is making the referral process from Retail to our Wealth business simpler and swifter, and will be fully rolled out across the Lloyds TSB and the Halifax networks by the end of 2013.

In Asset Finance we have strong market positions in the UK and Australia and a strong funding base through our online deposit business.  We have refocused the businesses and have made substantial progress in exiting portfolios which do not fit our risk appetite while positioning the motor leasing and finance businesses for growth.

In the UK, Lex Autolease delivered strong new business performance with a year on year increase in deliveries of 11 per cent.  Lex Autolease is a market leader in the UK and already in the top five car leasing firms in Europe, with a strong customer proposition and deep insights and capabilities in the contract hire market.

The Blackhorse Motor Finance business grew new business by 11 per cent reflecting its return to a growth strategy.  The business has a strong established market position and a broad customer franchise.  Our focus is on further upgrading our market leading technology platform and using it to launch new customer propositions.

In line with our strategy to grow the motor and direct business, the Australian asset finance business achieved new business growth of 16 per cent in 2012.  The business also began a strategic investment to automate and simplify end to end systems with the objective of delivering an improved, cost effective customer experience.

We have further reduced non-core loans by £7.0 billion in 2012 through a mixture of repayments and selected asset disposals.  This includes the impact of a £2.6 billion (gross) asset reduction in Ireland in respect of a successful disposal of a portfolio of wholesale assets.  Within Asset Finance, the non-strategic portfolio in run-off now represents only 10 per cent of the total business.

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Financial performance
Underlying loss reduced by 67 per cent to £929 million primarily due to a £2,124 million reduction in impairments and lower costs, partially offset by a fall in non-core income as a result of the balance sheet reduction.

Core underlying profit increased by 27 per cent to £459 million, largely driven by the strong performance in our Wealth and Asset Finance motor and contract hire businesses where core underlying profit increased by 25 and 13 per cent, respectively, together with improved profitability in our on-line deposit businesses.  Core income was flat mainly as a result of lower income from funds under management as investment markets in 2012 remained subdued.  Core costs reduced by 5 per cent to £1,795 million reflecting the progress we have made in simplifying and consolidating our Wealth business as part of the Simplification programme.  This enabled us to make significant investment within the Wealth business in the year.

Underlying non-core loss reduced by 56 per cent to £1,388 million driven by a continued reduction in impairments in Ireland.

Net interest income decreased by 20 per cent.  Core net interest income grew by 6 per cent due to strong deposit inflows within the Wealth and on-line deposit businesses.  Non-core net interest income reduced by 31 per cent driven by a 20 per cent fall in non-core assets, higher funding costs and the increased level of impaired assets in Ireland.

Net interest margin fell to 1.65 per cent from 1.72 per cent in 2011 despite margins in our core business increasing to 5.90 per cent in 2012, up from 5.04 per cent in 2011.  The year on year reduction in divisional margin was driven by our non-core business where margins fell from 1.35 per cent in 2011 to 1.13 per cent in 2012 as a result of significant non-core asset run-off in the year together with increased levels of impaired assets, mainly in Ireland.

Other income decreased by 8 per cent.  Core other income decreased by 1 per cent with modest growth in Wealth against a background of subdued investment markets and customer appetite off-set by reduced non-core income in Asset Finance and International driven by business sales in the year and continued non-core asset run-off.

Total costs decreased by 5 per cent despite a 4 per cent increase in total customer balances and funds under management.  This reflected our continued focus on simplifying our business model and reducing our international footprint.

The impairment charge reduced by 59 per cent to £1,480 million, largely as a result of lower charges in the Irish business where the charge amounted to £1,245 million (2011: £3,187 million).  The rate of increase in newly impaired loans in Ireland has slowed through 2012 from 4.1 per cent to 1.6 per cent.

	Wealth		Asset Finance		International		Total
	2012	2011	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	328	321	414	496	57	186	799	1,003
Other income	940	934	1,087	1,163	16	133	2,043	2,230
Total underlying income	1,268	1,255	1,501	1,659	73	319	2,842	3,233
Total costs	(887)	(935)	(1,029)	(1,122)	(375)	(357)	(2,291)	(2,414)
Impairment	(23)	(33)	(136)	(232)	(1,321)	(3,339)	(1,480)	(3,604)
Underlying profit (loss)	358	287	336	305	(1,623)	(3,377)	(929)	(2,785)

Return on risk-weighted assets	6.38%	4.15%	2.71%	2.03%	(7.32)%	(13.04)%	(2.31)%	(5.82)%

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

The focus in Wealth has been to grow market share in UK and International Wealth through increasing deposits and funds managed on behalf of franchise customers, whilst improving margins and operating efficiency.  Customer deposits increased by £4.6 billion or 18 per cent to £30.8 billion reflecting continued growth in our core Wealth businesses whilst funds under management grew by 4 per cent reflecting a shift of customer appetite away from investment products towards deposits.

Underlying profit increased by 25 per cent to £358 million driven by increased income, reflecting strong deposit and margin growth and lower costs, driven by cost saving initiatives across the business.

In Asset Finance, underlying profit increased by 10 per cent, despite an 8 per cent reduction in loans and operating lease assets as we completed the refocusing of the business to fit our risk appetite.  This resulted in improving margins in our motor finance and lending business, together with a 46 per cent growth in on-line deposits.

In International, underlying loss reduced by £1,754 million to £1,623 million largely driven by Ireland where there was a decrease in the impairment charge from £3,187 million in 2011 to £1,245 million in 2012.

Balance sheet progress
Net loans and advances to customers decreased by £6.8 billion to £33.4 billion with continued management focus on de-risking the balance sheet.  This reflects net repayments and asset sales of £7.5 billion, additional impairment provisions of £1.4 billion mainly within the International businesses, and foreign exchange movements of £0.7 billion.

Our Wealth and on-line deposit businesses continued to grow strongly with balances as at December 2012 of £51 billion, an increase of £11 billion in 2012.  Overall, the Wealth, Asset Finance and International businesses have become a significant contributor to the Group's funding with an £18 billion excess of deposits over customer advances.

Risk-weighted assets fell by 17 per cent from £43.6 billion to £36.2 billion reflecting continued focus in the year on non-core asset run-off and balance sheet de-risking.

	Wealth		Asset Finance		International		Total
Key balance sheet items at 31 Dec	2012	2011	2012	2011	2012	2011	2012	2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers excluding reverse repos	4.2	4.8	9.3	10.4	19.9	25.0	33.4	40.2
Customer deposits excluding repos	30.8	26.2	20.2	13.8	0.9	1.7	51.9	41.7
Total customer balances	35.0	31.0	29.5	24.2	20.8	26.7	85.3	81.9

Risk-weighted assets	5.7	5.8	10.9	13.8	19.6	24.0	36.2	43.6

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

Funds under management

	At 31 Dec 2012	At 31 Dec 2011
	£bn	£bn

Scottish Widows Investment Partnership (SWIP)
Internal	118.5	116.8
External	23.2	23.1
	141.7	139.9
Other Wealth:
St James's Place	34.8	28.5
Invista Real Estate	-	0.8
Private and International Banking	12.6	12.8
Closing funds under management	189.1	182.0

	2012	2011
	£bn	£bn

Opening funds under management	182.0	192.0
Inflows:
SWIP - internal	0.8	2.7
- external	1.6	1.5
Other	10.5	8.5
	12.9	12.7
Outflows:
SWIP - internal	(7.7)	(4.5)
- external	(2.5)	(5.3)
Other	(9.3)	(10.1)
	(19.5)	(19.9)
Investment return, expenses and commission	13.7	(2.8)
Net operating increase (decrease) in funds	7.1	(10.0)
Closing funds under management	189.1	182.0

Funds under management increased by £7.1 billion to £189.1 billion primarily driven by improved investment markets. Inflows have increased in the year primarily in St James's Place.  However this was largely offset by a reduced level of inflows in SWIP, where we have also seen an increase in the level of outflows in the year, in part reflecting a lack of consumer confidence in investment products across the industry. Outflows in SWIP also consist of attrition within the insurance funds and strategic asset allocation decisions.

INSURANCE

Key highlights

•     In 2012 we combined our UK Life Pensions and Investments and General Insurance businesses and restructured our operation to enable greater customer and market focus which contributed to an 8 per cent decrease in costs and leaves us well placed to realise benefits from risk diversification.

•     Total underlying profit reduced by 24 per cent and core underlying profit by 21 per cent, primarily reflecting a reduction in total underlying income, largely due to the subdued economic climate and increased weather related claims, partly offset by an 8 per cent decrease in costs.

• We have invested in extending our life insurance proposition with a new earnings protection offer which has simpler application and claims processes.

•     We have further enhanced our Corporate Pensions proposition, with the addition of AssistMe, an auto-enrolment tool that complements our MyMoneyWorks corporate pension platform.  The strength of our proposition, combined with strong activity in the run up to implementation of the Retail Distribution Review (RDR), has driven 23 per cent growth in corporate pensions.

• Our recent enhanced annuities pilot has been an important step towards further strengthening our overall retirement savings business.

•     Our focus on putting customers first has led us to improve our home insurance claims management processes which has enabled us to get our customers back into their homes more quickly following the extreme weather events throughout 2012, helping improve customer satisfaction and contain claims costs.

•     We have delivered balance sheet initiatives that have strengthened the Group's balance sheet, providing £1.4 billion liquidity and have now mitigated £5.3 billion of the potential impact of CRD IV, whilst improving Insurance returns.

	2012	2011	Change
	£m	£m	%

Net interest income	(78)	(67)	(16)
Other income	2,294	2,687	(15)
Insurance claims	(365)	(343)	(6)
Total underlying income, net of insurance claims	1,851	2,277	(19)
Total costs	(744)	(812)	8
Underlying profit	1,107	1,465	(24)

EEV new business margin	3.8%	4.0%	(0.2)pp
Life, Pensions and Investments sales (PVNBP)	10,364	10,662	(3)
General Insurance combined ratio	72%	69%	3pp

INSURANCE (continued)

Core	2012	2011	Change
	£m	£m	%

Net interest income	(87)	(77)	(13)
Other income	2,245	2,561	(12)
Insurance claims	(365)	(343)	(6)
Total underlying income, net of insurance claims	1,793	2,141	(16)
Total costs	(710)	(772)	8
Underlying profit	1,083	1,369	(21)

Non-core	2012	2011	Change
	£m	£m	%

Net interest income	9	10	(10)
Other income	49	126	(61)
Insurance claims	-	-
Total underlying income, net of insurance claims	58	136	(57)
Total costs	(34)	(40)	15
Underlying profit	24	96	(75)

INSURANCE(continued)

Strategic focus
Insurance is focused on helping our customers to protect themselves today whilst preparing for a secure financial future.  Our objective is to be the best insurance and retirement savings business for customers; providing simple, trusted, value for money propositions accessible through multiple channels.

Progress against strategic initiatives
2012 has been characterised by huge changes in the Insurance industry which has been reflected in our Insurance business.  Our strategy of simplification is in line with the direction of regulation, which has removed complex commission structures, gender discrimination and tax cross subsidies.  By combining our UK Life Pensions and Investment (LP&I UK) business with our General Insurance business, we have a single leadership team, a simpler, flatter structure and a lower cost base.  We have also transferred most of our operations to the Group Operations functions, where we expect scale economies and depth of expertise to yield further cost savings and improvements to customer service.  This simplified business model has already strengthened our position as a cost leader in the industry.

Our focus is on investing to build profit streams in areas where we have market scale and competitive advantage, leveraging Group synergies.  Roughly one third of new business income and the majority of our General Insurance income comes from insurance sales (home and life protection) to retail bank customers, building on strong linkages to our banking and mortgage businesses under the Lloyds TSB, Halifax and Bank of Scotland brands.  The rest of our business is focused on retirement savings, both the provision of annuities and pensions sold externally through intermediary and direct channels under the iconic Scottish Widows brand.  In 2012 we were the market leaders in corporate pensions.  Whilst we also have a strong stream of ongoing profits from our legacy back book, including £24 billion invested in our With Profits funds, we are streamlining and reshaping the business including exiting the offshore bonds market.

We see strong potential in the bancassurance channel.  Whilst we withdrew investment advisors following a review of the implications of RDR, we continue to maintain a strong advisor force within branches to service insurance needs of customers.  We have expanded our life insurance proposition with a new earnings protection product with simple application and claims processes.  We are investing to improve customer experience in our market leading home insurance business: for example, improving our claims function to settle claims faster and get customers back in their homes more quickly.  This will enable us to protect and grow the business, leverage sales opportunities linked to online banking services and make more effective use of the deep understanding we have of our customers.  We will use this experience to expand in other core customer insurance needs such as commercial insurance.

We are committed to strengthening our position in the growing retirement savings market.  In corporate pensions, strong activity in the run up to RDR resulted in 23 per cent growth, with auto-enrolment expected to drive further growth over the next 3 to 5 years.  In partnership with the People's Pension, we launched AssistMe, a technology tool that supports our customers in meeting their auto-enrolment obligations, complementing our existing corporate platform MyMoneyWorks.  In annuities, we are developing our propositions to compete more effectively in an increasingly open market.  We launched our enhanced annuities pilot in the last quarter of the year and expect this to be fully rolled out by mid 2013.  This is the first step in expanding our participation in the annuity market, supported by our investment strategy that saw us purchase over £1 billion of attractive, high yielding, long-dated assets to match long duration Insurance liabilities.  Looking forwards we see enormous potential to serve the retirement needs of our retail bank customers, many of whom may no longer be able to get independent financial advice at retirement.

We continue to focus on retention of customers within our legacy LP&I books, including opportunities to migrate customers with maturing products into new investment propositions.  These customers provide 34 per cent of our total underlying profit.  Whilst we have invested in the systems and processes to help Independent Financial Advisers through RDR, we anticipate exits from the market and the direct channel will be increasingly important for the 'orphan' customers created.

INSURANCE (continued)

We are strengthening our balance sheet and achieving capital efficiencies, realising synergies between Insurance and the rest of the Group.  Our business model positions us to maximise the capital benefits from risk diversification available under the proposed Individual Capital Assessment Plus (ICA plus) regime and ultimately Solvency II.  Activities within Insurance during 2012 contributed further to a total £5.3 billion mitigation of the potential impact of CRD IV within the Group since 2010 and enabled £1.4 billion of excess liquidity within Insurance to be provided to the Group.

We have developed a deep understanding of the protection and savings needs of our customers through our annual Protection, Pension and Savings reports.  The Centre for the Modern Family, which aims to improve understanding of families' needs in the UK, was launched in December 2011 as part of our commitment to better understanding our customers' needs and Helping Britain Prosper.  The benefits of this insight are reflected in the strength of our customer propositions which have won several industry awards including; 'Best Stakeholder Pension provider' for the third year running at the Moneywise 2012 Pension Awards, 'Best Group Pension Provider' in the Corporate Adviser awards and 'Best Personal Pensions Provider' in the Professional Adviser awards.

Financial Performance and Balance Sheet Progress

	LP&I		General Insurance		Total
	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	£m	£m

Existing business income	760	1,031	-	-	760	1,031
New business income:
New Intermediary and direct income	357	321	-	-	357	321
New Bancassurance income	162	233	-	-	162	233
	519	554	-	-	519	554
General Insurance income	-	-	937	1,035	937	1,035
Total income	1,279	1,585	937	1,035	2,216	2,620
Insurance claims	-	-	(365)	(343)	(365)	(343)
Total underlying income net of insurance claims	1,279	1,585	572	692	1,851	2,277
Total costs	(581)	(617)	(163)	(195)	(744)	(812)
Underlying profit	698	968	409	497	1,107	1,465

LP&I existing business profit	380	637
LP&I new business profit	318	331
Underlying profit	698	968

Underlying profit reduced by £358 million to £1,107 million in 2012, with a 19 per cent reduction in total underlying income, largely due to the subdued economic climate and increased property claims, being partially offset by an 8 per cent decrease in costs.

LP&I existing business profit reduced by £257 million to £380 million in 2012.  More than £200 million of this reduction is attributable to the subdued economic environment.  For LP&I insurance contracts, returns on existing business reflect long-term economic assumptions for these policies.  The subdued economic environment has resulted in the rate of return used in calculating the 2012 results being significantly lower than the comparable rate in the prior year and this was the main driver of the reduction in existing business profit.  Existing business profits in our European business were impacted by the non-recurrence of net positive prior year assumption changes.

LP&I total new business profit also decreased by 4 per cent to £318 million, primarily reflecting a 3 per cent reduction in PVNBP driven by lower bancassurance volumes, reflecting the impact of the economic environment on customers' desire to invest and the decision to only offer investment advice for customers with savings above £100,000 ahead of RDR.  High volumes of corporate pension sales through the intermediary channel have partially offset this; however, this change in business mix has resulted in a slight decrease in EEV new business margin which remains strong at 3.8 per cent.

INSURANCE (continued)

General Insurance other income reduced by £98 million primarily reflecting the run-off of the PPI book and lower investment returns.  Home insurance income was broadly in line with last year and reflects the maturity and competitiveness of the market.  Increased claims of £22 million, 6 per cent higher than the prior year, were mainly driven by adverse property claims following weather events that have impacted during the year, with 2012 being the second wettest year on record.  Weather related claims totalled £110 million which is £95 million higher than such claims in 2011.  This was partly offset by lower underlying home claims reflecting our improved claims management processes which improved customer experience and reduced average claims costs as well as lower claims as a result of the reduction in the size of the PPI book.  Despite the impact of weather related claims our combined ratio remains strong at 72 per cent.

Costs reduced by 8 per cent reflecting a continued strong focus on cost management across the business and the ongoing delivery of Simplification cost saving initiatives.

The capital position of the Insurance group remains robust.  The estimated Insurance Groups Directive (IGD) capital surplus was £3.7 billion (£3.7 billion at 31 December 2011).  A dividend of £0.6 billion was paid to the Group further mitigating the potential impact of CRD IV on the Group.

Present Value of New Business Premiums (PVNBP)
An analysis of the present value of new life business premiums for business written by the Insurance division, split between the UK and European Life, Pensions and Investments Businesses is given below:

	2012			2011
	UK	Europe	Total	UK	Europe	Total	Change
Analysis by product	£m	£m	£m	£m	£m	£m	%

Corporate pensions	5,427	-	5,427	4,423	-	4,423	23
Individual pensions	1,580	97	1,677	1,480	144	1,624	3
Retirement income	729	-	729	747	-	747	(2)
Protection	554	53	607	729	53	782	(22)
Investments (inc OEICs)	1,715	209	1,924	2,840	246	3,086	(38)
Total	10,005	359	10,364	10,219	443	10,662	(3)

Analysis by channel
Intermediary	7,053	359	7,412	6,415	443	6,858	8
Bancassurance	2,325	-	2,325	3,216	-	3,216	(28)
Direct	627	-	627	588	-	588	7
Total	10,005	359	10,364	10,219	443	10,662	(3)

Total sales (PVNBP) have decreased by 3 per cent to £10,364 million primarily reflecting lower investments and protection volumes partially offset by strong sales of corporate and individual pensions in LP&I UK.

Sales of investment products and protection through the bancassurance channel have reduced due to subdued customer demand (reflecting the economic environment) and the withdrawal in the second half of 2012 from investment advice within the Retail business for customers with savings below £100,000.

There has been strong growth in the Intermediary channel, particularly in corporate pensions where sales were 23 per cent higher than 2011 ahead of to the introduction of RDR.  This reflects the underlying strength of our proposition and the quality of service provided to customers.  Initiatives such as MyMoneyWorks and our market leading auto enrolment engine, combined with a continuing focus on our strong relationships, ensure that we are well placed to take advantage of the changing market-place as a result of RDR.  Individual pensions sales have increased by 3 per cent, driven by sales of our flagship Retirement Account product.

The direct channel continues to perform well and is being developed for future growth.  This channel will become even more important to our business with the introduction of RDR.

The reduction in European sales reflects an expected reduction in new business due to the strategy of focusing on the relationship with our key distributors and securing value in the existing book of business.

GROUP OPERATIONS

	2012	20111	Change
	£m	£m	%

Total underlying income	30	42	(29)
Direct costs:
Information technology	(1,150)	(1,177)	2
Operations	(670)	(739)	9
Property	(884)	(909)	3
Support functions	(100)	(109)	8
	(2,804)	(2,934)	4
Result before recharges to divisions	(2,774)	(2,892)	4
Total net recharges to divisions	2,723	2,836	4
Underlying loss	(51)	(56)	9

1
2011 comparative figures have been amended to reflect the effect of the continuing consolidation of operations across the Group.  To ensure a fair comparison of the 2012 performance, 2011 direct costs have been restated with an equivalent offsetting increase in recharges to divisions.

During 2012, direct costs have fallen by £130 million (4 per cent) driven by Simplification savings and the continued focus on cost management which more than offset inflationary rises and incremental costs from  Group investment projects.  Group Operations continues to play a major part in leading the delivery of the programme as well as through initiatives to improve sourcing, re-engineer end-to-end process, and consolidate and rationalise property and IT.

We are continuing to optimise our demand management, simplify specifications and strengthen our supplier relationships.  We have reduced the number of suppliers to the Group from just over 18,000 at the start of the programme to around 10,500; while further concentrating our expenditure within our top tier of suppliers.  We have also introduced a number of efficiencies across our IT estate including the rationalisation of servers and storage devices and the optimisation of licence arrangements, with IT costs falling by 2 per cent after absorbing increased costs from delivering Group Strategic initiatives which deliver income and cost benefits in other Divisions.  Operations costs decreased by 9 per cent through the continuing rationalisation of our major Operations functions.

We have delivered a number of significant improvements to our core processes and are seeing the benefits come through in terms of improved customer experience and reduced complaints.  These include re-engineering our account switching and closure processes; streamlining our Commercial lending process; and a quicker General Insurance claims experience with dedicated advisers managing claims end-to-end.

Group Property costs decreased by 3 per cent as we continued to consolidate the Group's property portfolio; as well as having set up a number of specialist operations centres of excellence and successfully outsourced our property facilities and asset management services.

CENTRAL ITEMS

	2012	2011
	£m	£m

Total underlying (expense) income	(132)	339
Total costs	(251)	(259)
Impairment	(1)	(3)
Underlying (loss) profit	(384)	77

Total underlying income largely reflects the net impact of items not recharged by the Group's Corporate Treasury to the divisions.  The reduction in income in 2012 is partly due to the retention in the centre of expense items relating to certain risk and balance sheet management actions, including the run-off of prior year actions.  Total costs include the costs of certain central and head office functions and corporate costs such as the Financial Services Compensation Scheme charge and the Bank Levy.

CORE AND NON-CORE BUSINESS

2012	Underlying income, net of insurance claims	Impairment charge	Loans and advances to customers1	Risk- weighted assets	Customer deposits1
	£m	£m	£bn	£bn	£bn

Core portfolios
Retail	8,609	(1,192)	317.3	86.6	260.8
Commercial Banking	4,684	(704)	107.1	127.8	111.6
Wealth, Asset Finance and International	2,276	(22)	5.3	9.6	51.0
Insurance	1,793	-	-	-	-
Group Operations & Central items	(77)	(1)	0.7	13.4	0.1
	17,285	(1,919)	430.4	237.4	423.5
Non-core portfolios
Retail	48	(78)	26.0	8.9	-
Commercial Banking	454	(2,242)	32.7	37.4	2.5
Wealth, Asset Finance and International	566	(1,458)	28.1	26.6	0.9
Insurance	58	-	-	-	-
Group Operations & Central items	(25)	-	-	-	-
	1,101	(3,778)	86.8	72.9	3.4
Total Group	18,386	(5,697)	517.2	310.3	426.9

	%	%	%	%	%
Core portfolios	94.0	33.7	83.2	76.5	99.2
Non-core portfolios	6.0	66.3	16.8	23.5	0.8

2011	Underlying income, net of insurance claims	Impairment charge	Loans and advances to customers1	Risk- weighted assets	Customer deposits1
	£m	£m	£bn	£bn	£bn

Core portfolios
Retail	8,884	(1,796)	325.1	92.6	247.1
Commercial Banking2	5,081	(1,055)	123.5	128.5	121.6
Wealth, Asset Finance and International2	2,278	(33)	5.1	9.8	40.4
Insurance	2,141	-	-	-	-
Group Operations & Central items	381	(3)	0.1	12.6	0.4
	18,765	(2,887)	453.8	243.5	409.5
Non-core portfolios
Retail	273	(174)	27.7	10.6	-
Commercial Banking	917	(3,155)	49.0	64.4	3.1
Wealth, Asset Finance and International	955	(3,571)	35.1	33.8	1.3
Insurance	136	-	-	-	-
	2,281	(6,900)	111.8	108.8	4.4
Total Group	21,046	(9,787)	565.6	352.3	413.9

	%	%	%	%	%
Core portfolios	89.2	29.5	80.2	69.1	98.9
Non-core portfolios	10.8	70.5	19.8	30.9	1.1

1	Includes reverse repos and repos.
2	Restated for transfers between Wealth, Asset Finance and International, and Commercial Banking.

CORE BUSINESS

Core	2012	2011	Change
	£ million	£ million	%

Net interest income	9,868	10,893	(9)
Other income	7,782	8,215	(5)
Insurance claims	(365)	(343)	(6)
Total underlying income, net of insurance claims	17,285	18,765	(8)
Total costs	(9,212)	(9,682)	5
Impairment	(1,919)	(2,887)	34
Underlying profit	6,154	6,196	(1)
Effects of asset sales, volatile items and liability management	2,217	781
Fair value unwind	(229)	(628)	64
Management profit	8,142	6,349	28

Banking net interest margin	2.32%	2.42%	(10)bp
Impairment charge as a % of average advances	0.44%	0.64%	(20)bp
Return on risk-weighted assets	2.56%	2.46%	10bp

Key balance sheet items	At 31 Dec 2012	At 31 Dec 2011	Change
	£bn	£bn	%

Loans and advances to customers (excluding reverse repos)	425.3	437.0	(3)
Reverse repos with customers	5.1	16.8	(70)
Loans and advances to banks	29.0	32.0	(9)
Debt securities held as loans and receivables	0.5	0.2
Available-for-sale financial assets	28.8	27.9	3
Other assets:
Derivative financial instruments	56.6	66.0	(14)
Trading and other financial assets at fair value through profit and loss	154.0	138.8	11
Other	126.8	111.1	14
	337.4	315.9	7
Total core assets	826.1	829.8

Customer deposits (excluding repos)	419.1	401.5	4
Repos with customers	4.4	8.0	(45)
Risk-weighted assets	237.4	243.5	(3)

MANAGEMENT BASIS CONSOLIDATED INCOME STATEMENT - CORE

2012	Retail	Commercial Banking	Wealth, Asset Finance and Int'l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	7,163	2,242	312	(87)	238	9,868
Other income	1,446	2,442	1,964	2,245	(315)	7,782
Insurance claims	-	-	-	(365)	-	(365)
Total underlying income, net of insurance claims	8,609	4,684	2,276	1,793	(77)	17,285
Total costs	(4,193)	(2,232)	(1,795)	(710)	(282)	(9,212)
Impairment	(1,192)	(704)	(22)	-	(1)	(1,919)
Underlying profit (loss)	3,224	1,748	459	1,083	(360)	6,154
Asset sales	-	-	(13)	-	3,207	3,194
Volatile items	-	138	-	-	(886)	(748)
Liability management	-	-	-	-	(229)	(229)
Fair value unwind	394	80	(34)	(42)	(627)	(229)
Management profit	3,618	1,966	412	1,041	1,105	8,142

Banking net interest margin	2.25%	2.22%	5.90%			2.32%
Impairment charge as a % of average advances	0.37%	0.67%	0.45%			0.44%
Return on risk-weighted assets	3.60%	1.36%	5.07%			2.56%

Key balance sheet items	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers excluding reverse repos	317.3	102.0	5.3		0.7	425.3
Customer deposits excluding repos	260.8	107.2	51.0		0.1	419.1
Total customer balances	578.1	209.2	56.3		0.8	844.4

Risk-weighted assets	86.6	127.8	9.6		13.4	237.4

MANAGEMENT BASIS CONSOLIDATED INCOME STATEMENT - CORE (continued)

2011	Retail	Commercial Banking1	Wealth, Asset Finance and Int'l1	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	7,246	2,846	293	(77)	585	10,893
Other income	1,638	2,235	1,985	2,561	(204)	8,215
Insurance claims	-	-	-	(343)	-	(343)
Total underlying income, net of insurance claims	8,884	5,081	2,278	2,141	381	18,765
Total costs	(4,432)	(2,292)	(1,884)	(772)	(302)	(9,682)
Impairment	(1,796)	(1,055)	(33)	-	(3)	(2,887)
Underlying profit	2,656	1,734	361	1,369	76	6,196
Asset sales	48	(20)	-	-	196	224
Volatile items	-	(736)	-	-	(2)	(738)
Liability management	-	-	-	-	1,295	1,295
Fair value unwind	657	24	8	(43)	(1,274)	(628)
Management profit	3,361	1,002	369	1,326	291	6,349

Banking net interest margin	2.20%	2.54%	5.04%			2.42%
Impairment charge as a % of average advances	0.54%	0.95%	0.60%			0.64%
Return on risk-weighted assets	2.75%	1.32%	3.62%			2.46%

Key balance sheet items	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers excluding reverse repos	325.1	106.7	5.1		0.1	437.0
Customer deposits excluding repos	247.1	113.6	40.4		0.4	401.5
Total customer balances	572.2	220.3	45.5		0.5	838.5
Risk-weighted assets	92.6	128.5	9.8		12.6	243.5

1	Restated.

NON-CORE BUSINESS

Non-core	2012	2011	Change
	£ million	£ million	%

Net interest income	467	1,317	(65)
Other income	634	964	(34)
Insurance claims	-	-
Total underlying income, net of insurance claims	1,101	2,281	(52)
Total costs	(870)	(939)	7
Impairment	(3,778)	(6,900)	45
Underlying loss	(3,547)	(5,558)	36
Effects of asset sales, volatile items and liability management	(647)	60
Fair value unwind	879	1,834	(52)
Management loss	(3,315)	(3,664)	10

Banking net interest margin	0.55%	1.01%	(46)bp
Impairment charge as a % of average advances	3.08%	4.60%	(1.52)pp

Key balance sheet items	At 31 Dec 2012	At 31 Dec 2011	Change
	£bn	£bn	%

Loans and advances to customers	86.8	111.8	(22)
Loans and advances to banks	0.4	0.6	(33)
Debt securities held as loans and receivables	4.7	12.3	(62)
Available-for-sale financial assets	2.6	9.5	(73)
Other	3.9	6.5	(40)
Total non-core assets	98.4	140.7	(30)

Risk-weighted assets	72.9	108.8	(33)

MANAGEMENT BASIS CONSOLIDATED INCOME STATEMENT - NON-CORE

2012	Retail	Commercial Banking	Wealth, Asset Finance and Int'l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	32	(36)	487	9	(25)	467
Other income	16	490	79	49	-	634
Insurance claims	-	-	-	-	-	-
Total underlying income, net of insurance claims	48	454	566	58	(25)	1,101
Total costs	(6)	(284)	(496)	(34)	(50)	(870)
Impairment	(78)	(2,242)	(1,458)	-	-	(3,778)
Underlying profit (loss)	(36)	(2,072)	(1,388)	24	(75)	(3,547)
Asset sales	-	(464)	(183)	-	-	(647)
Volatile items	-	-	-	-	-	-
Liability management	-	-	-	-	-	-
Fair value unwind	88	808	(17)	-	-	879
Management profit (loss)	52	(1,728)	(1,588)	24	(75)	(3,315)

Banking net interest margin	0.12%	0.35%	1.13%			0.55%
Impairment charge as a % of average advances	0.29%	4.28%	3.42%			3.08%

Key balance sheet items	£bn	£bn	£bn	£bn	£bn	£bn
Total non-core assets	26.0	43.0	28.9	0.5	-	98.4
Risk-weighted assets	8.9	37.4	26.6			72.9

2011	Retail	Commercial Banking1	Wealth, Asset Finance and Int'l1	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	251	346	710	10	-	1,317
Other income	22	571	245	126	-	964
Insurance claims	-	-	-	-	-	-
Total underlying income, net of insurance claims	273	917	955	136	-	2,281
Total costs	(6)	(308)	(530)	(40)	(55)	(939)
Impairment	(174)	(3,155)	(3,571)	-	-	(6,900)
Underlying profit (loss)	93	(2,546)	(3,146)	96	(55)	(5,558)
Asset sales	-	81	(21)	-	-	60
Volatile items	-	-	-	-	-	-
Liability management	-	-	-	-	-	-
Fair value unwind	182	1,538	114	-	-	1,834
Management profit (loss)	275	(927)	(3,053)	96	(55)	(3,664)

Banking net interest margin	0.83%	0.83%	1.35%			1.01%
Impairment charge as a % of average advances	0.59%	4.60%	7.11%			4.60%

Key balance sheet items	£bn	£bn	£bn	£bn	£bn	£bn
Total non-core assets	27.7	76.2	36.2	0.6	-	140.7
Risk-weighted assets	10.6	64.4	33.8			108.8

1	Restated.

QUARTERLY MANAGEMENT BASIS INFORMATION - GROUP

Group	Quarter ended 31 Dec 2012	Quarter ended 30 Sept 2012	Quarter ended 30 June 2012	Quarter ended 31 March 2012
	£ million	£ million	£ million	£ million

Net interest income	2,545	2,575	2,582	2,633
Other income	2,040	2,112	2,061	2,203
Insurance claims	(30)	(102)	(125)	(108)
Total underlying income, net of insurance claims	4,555	4,585	4,518	4,728
Total costs	(2,574)	(2,483)	(2,461)	(2,564)
Impairment	(1,278)	(1,262)	(1,500)	(1,657)
Underlying profit	703	840	557	507
Asset sales	1,248	714	463	122
Volatile items	211	(150)	(610)	(199)
Liability management	(22)	(375)	-	168
Fair value unwind	438	55	127	30
Management profit	2,578	1,084	537	628

Banking net interest margin	1.94%	1.93%	1.91%	1.95%
Impairment charge as a % of average advances	0.96%	0.93%	1.05%	1.14%
Return on risk-weighted assets	0.88%	1.02%	0.66%	0.58%

Group	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million

Net interest income	2,803	3,052	3,057	3,298
Other income	2,246	1,987	2,554	2,392
Insurance claims	(58)	(87)	(84)	(114)
Total underlying income, net of insurance claims	4,991	4,952	5,527	5,576
Total costs	(2,712)	(2,577)	(2,581)	(2,751)
Impairment	(2,409)	(1,956)	(2,814)	(2,608)
Underlying (loss) profit	(130)	419	132	217
Asset sales	208	(12)	9	79
Volatile items	(528)	142	91	(443)
Liability management	1,295	-	-	-
Fair value unwind	92	95	588	431
Management profit	937	644	820	284

Banking net interest margin	1.97%	2.05%	2.09%	2.16%
Impairment charge as a % of average advances	1.63%	1.30%	1.84%	1.70%
Return on risk-weighted assets	(0.14)%	0.44%	0.14%	0.22%

QUARTERLY MANAGEMENT BASIS INFORMATION - CORE BUSINESS

Core	Quarter ended 31 Dec 2012	Quarter ended 30 Sept 2012	Quarter ended 30 June 2012	Quarter ended 31 March 2012
	£ million	£ million	£ million	£ million

Net interest income1	2,487	2,459	2,472	2,450
Other income	1,932	1,963	1,888	1,999
Insurance claims	(30)	(102)	(125)	(108)
Total underlying income, net of insurance claims	4,389	4,320	4,235	4,341
Total costs	(2,328)	(2,237)	(2,304)	(2,343)
Impairment	(568)	(373)	(566)	(412)
Underlying profit	1,493	1,710	1,365	1,586
Asset sales	1,887	666	445	196
Volatile items	211	(150)	(610)	(199)
Liability management	(22)	(375)	-	168
Fair value unwind	177	(144)	(78)	(184)
Management profit	3,746	1,707	1,122	1,567

Banking net interest margin	2.33%	2.32%	2.32%	2.32%
Impairment charge as a % of average advances	0.50%	0.36%	0.52%	0.36%
Return on risk-weighted assets	2.49%	2.85%	2.28%	2.63%

Core	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million

Net interest income	2,596	2,761	2,682	2,854
Other income	2,000	1,849	2,235	2,131
Insurance claims	(58)	(87)	(84)	(114)
Total underlying income, net of insurance claims	4,538	4,523	4,833	4,871
Total costs	(2,456)	(2,366)	(2,341)	(2,519)
Impairment	(640)	(611)	(907)	(729)
Underlying profit	1,442	1,546	1,585	1,623
Asset sales	111	6	48	59
Volatile items	(528)	142	91	(443)
Liability management	1,295	-	-	-
Fair value unwind	(346)	(185)	(64)	(33)
Management profit	1,974	1,509	1,660	1,206

Banking net interest margin	2.34%	2.47%	2.39%	2.47%
Impairment charge as a % of average advances	0.56%	0.55%	0.80%	0.64%
Return on risk-weighted assets	2.32%	2.43%	2.48%	2.53%

1	In Q4 the Group revised the way in which it rewards divisions for raising certain types of deposit. This has resulted in a small reallocation of net interest income from core to non-core in 2012.

QUARTERLY MANAGEMENT BASIS INFORMATION - NON-CORE BUSINESS

Non-core	Quarter ended 31 Dec 2012	Quarter ended 30 Sept 2012	Quarter ended 30 June 2012	Quarter ended 31 March 2012
	£ million	£ million	£ million	£ million

Net interest income1	58	116	110	183
Other income	108	149	173	204
Insurance claims	-	-	-	-
Total underlying income, net of insurance claims	166	265	283	387
Total costs	(246)	(246)	(157)	(221)
Impairment	(710)	(889)	(934)	(1,245)
Underlying loss	(790)	(870)	(808)	(1,079)
Asset sales	(639)	48	18	(74)
Volatile items	-	-	-	-
Liability management	-	-	-	-
Fair value unwind	261	199	205	214
Management loss	(1,168)	(623)	(585)	(939)

Banking net interest margin	0.37%	0.49%	0.50%	0.70%
Impairment charge as a % of average advances	2.80%	3.08%	2.88%	3.71%

Non-core	Quarter ended 31 Dec 2011	Quarter ended 30 Sept 2011	Quarter ended 30 June 2011	Quarter ended 31 March 2011
	£ million	£ million	£ million	£ million

Net interest income	207	291	375	444
Other income	246	138	319	261
Insurance claims	-	-	-	-
Total underlying income, net of insurance claims	453	429	694	705
Total costs	(256)	(211)	(240)	(232)
Impairment	(1,769)	(1,345)	(1,907)	(1,879)
Underlying loss	(1,572)	(1,127)	(1,453)	(1,406)
Asset sales	97	(18)	(39)	20
Volatile items	-	-	-	-
Liability management	-	-	-	-
Fair value unwind	438	280	652	464
Management loss	(1,037)	(865)	(840)	(922)

Banking net interest margin	0.75%	0.87%	1.16%	1.24%
Impairment charge as a % of average advances	5.01%	3.64%	4.93%	4.82%

1	In Q4 the Group revised the way in which it rewards divisions for raising certain types of deposit. This has resulted in a small reallocation of net interest income from core to non-core in 2012.

ADDITIONAL INFORMATION ON A MANAGEMENT BASIS

1.         Basis of preparation of management basis information

Comparisons of results on a statutory basis are of limited benefit due to a number of factors.  In order to provide more meaningful and relevant comparatives, the results of the Group and divisions are presented on a management basis.  The key principles adopted in the preparation of the management basis of reporting are described below.

• In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

- the amortisation of purchased intangible assets has been excluded; and

-    the unwind of acquisition-related fair value adjustments is shown on one line in the management basis income statement, other than unwind related to asset sales which is included within the effects of asset sales, volatile items and liability management.

•     In order to better present the business performance the effects of liability management, volatile items and asset sales are shown on separate lines in the management basis consolidated income statement and 'underlying profit' is profit before taking into account these items and fair value unwind.  Comparatives have been restated accordingly.

• The following items, not related to acquisition accounting, have also been excluded from management profit:

- Integration and Simplification costs;

- EC mandated retail business disposal costs;

- payment protection insurance provision;

- other regulatory provisions;

- insurance gross up;

- certain past service pensions credits in respect of the Group's defined benefit pension schemes; and

- volatility arising in insurance businesses.

Following an increase in activity in the first half of 2012, sales of centrally held government bonds are now included in asset sales; comparatives have been restated accordingly.

1.         Basis of preparation of management basis information (continued)

The tables below set out a reconciliation from the published statutory results to the management basis results:

		Removal of:
2012	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Manage- ment basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,075	(199)	(8)	1,230	-	237	10,335
Other income	29,831	(1,691)	(298)	(19,433)	50	(43)	8,416
Insurance claims	(18,396)	-	-	18,031	-	-	(365)
Total underlying income, net of insurance claims	20,510	(1,890)	(306)	(172)	50	194	18,386
Operating expenses3	(15,931)	1,478	-	172	4,175	24	(10,082)
Impairment	(5,149)	320	-	-	-	(868)	(5,697)
Underlying (loss) profit	(570)	(92)	(306)	-	4,225	(650)	2,607
Asset sales		2,547	-	-	-	-	2,547
Volatile items		(748)	-	-	-	-	(748)
Liability management		(229)	-	-	-	-	(229)
Fair value unwind		-	-	-	-	650	650
(Loss) profit	(570)	1,478	(306)	-	4,225	-	4,827

1
Comprises the effects of asset sales (gain of £2,547 million including impairment of £320 million), volatile items (loss of £748 million), liability management (loss of £229 million), Simplification costs related to severance, IT and business costs of implementation (£676 million), EC mandated retail business disposal costs (£570 million), the amortisation of purchased intangibles (£482 million) and the past service pensions credit (£250 million).

2	Comprises the payment protection insurance provision (£3,575 million) and other regulatory provisions (£650 million).
3	Under the management basis, this is described as total costs.

		Removal of:
2011	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Manage- ment basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	12,698	(843)	(19)	(336)	-	710	12,210
Other income	14,145	2	857	(5,530)	-	(295)	9,179
Insurance claims	(6,041)	-	-	5,698	-	-	(343)
Total underlying income, net of insurance claims	20,802	(841)	838	(168)	-	415	21,046
Operating expenses3	(16,250)	2,014	-	168	3,375	72	(10,621)
Impairment	(8,094)	-	-	-	-	(1,693)	(9,787)
Underlying (loss) profit	(3,542)	1,173	838	-	3,375	(1,206)	638
Asset sales		284	-	-	-	-	284
Volatile items		(738)	-	-	-	-	(738)
Liability management		1,295	-	-	-	-	1,295
Fair value unwind		-	-	-	-	1,206	1,206
(Loss) profit	(3,542)	2,014	838	-	3,375	-	2,685

1
Comprises the effects of asset sales (gain of £284 million), volatile items (loss of £738 million), liability management (gain of £1,295 million), integration and Simplification costs related to severance, IT and business costs of implementation (£1,282 million), EC mandated retail business disposal costs (£170 million) and the amortisation of purchased intangibles (£562 million).

2	Comprises the payment protection insurance provision (£3,200 million) and other regulatory provisions (£175 million).
3	Under the management basis, this is described as total costs.

2.         Banking net interest margin

	2012	2011

Banking net interest margin
Banking net interest income	£10,480m	£12,094m

Average interest-earning banking assets	£543.3bn	£585.4bn
Average interest-bearing banking liabilities	£391.3bn	£364.0bn

Banking net interest margin	1.93%	2.07%
Banking asset margin	1.09%	1.46%
Banking liability margin	1.16%	0.98%

Core
Banking net interest margin	2.32%	2.42%
Banking net interest income	£9,818m	£10,612m
Average interest-earning banking assets	£423.7bn	£438.7bn

Non-core
Banking net interest margin	0.55%	1.01%
Banking net interest income	£662m	£1,482m
Average interest-earning banking assets	£119.6bn	£146.7bn

Banking net interest income is analysed for asset and liability margins based on interest earned and paid on average assets and average liabilities respectively, adjusted for Funds Transfer Pricing, which prices intra-group funding and liquidity.  Centrally held wholesale funding costs and related items are included in the Group banking asset margin.

Average interest-earning banking assets, which are calculated gross of related impairment allowances, and average interest-bearing banking liabilities relate solely to customer and product balances in the banking businesses on which interest is earned or paid.  Funding and capital balances including debt securities in issue, subordinated debt, repos and shareholders' equity are excluded from the calculation of average interest-bearing banking liabilities.  However, the cost of funding these balances allocated to the banking businesses is included in banking net interest income.

A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	2012	2011
	£m	£m

Banking net interest income - management basis	10,480	12,094
Insurance division	(78)	(67)
Other net interest income (including trading activity)	(67)	183
Group net interest income - management basis	10,335	12,210
Fair value unwind	(237)	(710)
Banking volatility and liability management gains	199	843
Insurance gross up	(1,230)	336
Volatility arising in insurance businesses	8	19
Group net interest income - statutory	9,075	12,698

3.         Volatility arising in insurance businesses

The Group's statutory result before tax is affected by insurance volatility, caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In 2012 the Group's statutory result before tax included positive insurance and policyholder interests volatility totalling £306 million compared to negative volatility of £838 million in 2011.

Volatility comprises the following:

	2012	2011
	£m	£m

Insurance volatility	183	(557)
Policyholder interests volatility1	143	(283)
Total volatility	326	(840)
Insurance hedging arrangements	(20)	2
Total	306	(838)

1	Includes volatility relating to the Group's interest in St James's Place.

Insurance volatility
The Group's insurance business has liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to results based on the actual return.

The expected sterling investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom (Sterling)	2012	2011
	%	%

Gilt yields (gross)	2.48	3.99
Equity returns (gross)	5.48	6.99
Dividend yield	3.00	3.00
Property return (gross)	5.48	6.99
Corporate bonds in unit-linked and with-profit funds (gross)	3.08	4.59
Fixed interest investments backing annuity liabilities (gross)	3.89	4.78

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the With Profits Funds, the value of the in-force business and the value of shareholders' funds.

The positive insurance volatility during 2012 in the Insurance division was £183 million, primarily reflecting the benefits of an increase in equity market values relative to the expected return and a reduction in gilt yields and a narrowing of corporate bond spreads.  This has been partially offset by lower cash returns compared to the long-term expectation.

3.         Volatility arising in insurance businesses (continued)

Group hedging arrangements
To protect against further deterioration in equity market conditions, and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2011, financed by selling some upside potential from equity market movements.  These expired in 2012 and the charge booked in 2012 on these contracts was £3 million.  New protection was acquired in 2012 to replace the expired contracts.  There was no initial cost associated with these hedging arrangements.  On a mark-to-market valuation basis a loss of £17 million was recognised in relation to the new contracts in 2012.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group's tax charge rather than being offset against the related income.  The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge.  Timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

In 2012, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £143 million (2011: £283 million charge).

4.         Number of employees (full-time equivalent)

	At 31 Dec 2012	At 31 Dec 2011

Retail	41,597	43,270
Commercial Banking	8,762	9,106
Wealth, Asset Finance and International	9,166	9,874
Insurance	5,902	6,475
Group Operations	19,686	22,059
Central items	11,978	12,590
	97,091	103,374
Agency staff (full-time equivalent)	(4,303)	(4,836)
Total number of employees (full-time equivalent)	92,788	98,538

5.         Remuneration

We strive to ensure that we motivate, incentivise and retain our colleagues whilst continuing to be mindful both of the economic outlook and the views of our stakeholders.  In particular, we have focused on the need to manage aggregate variable pay, demonstrated through a number of actions made this year, such as managing increases in fixed pay and the overall size of the bonus pool.

It is important to note our focus on risk in the formulation and evaluation of our remuneration policies and practices.  Given the events in the financial services sector over the past few years, the impact of risk underpins every decision we make, manifested through our use of economic profit, amongst other metrics, to measure performance and in the determination of remuneration levels.  We consider risk as we assess the Group's overall performance when making decisions on remuneration outcomes and when deferred awards come to vest.

To consider what size bonus pool would be appropriate to distribute across the Group as a whole, several factors have been taken into account including the Group's overall risk adjusted performance and the views of key stakeholders.  As a result, the bonus pool was reduced by approximately 3 per cent from the previous year's levels, with the greater impact being applied to a greater degree to senior staff and managed in the context of business area and individual performance.

The Long Term Incentive Plan remains a core part of our reward strategy.  We have changed some of the performance conditions in the 2013-2016 LTIP to ensure alignment with the Group's strategic objectives and timeline of the Group's  medium term plan.

We are also keen to maintain alignment between our employees and shareholders in terms of Group and share price performance.  Bonus awards for Executive Directors are deferred until at least 2015 and they are required to retain any shares vesting from LTIP awards for a further 2 years, after allowing for tax and national insurance requirements, as part of their target shareholding.  For all employees other than Executive Directors, bonus awards are limited to an immediate cash bonus of £2,000, with any amounts over £2,000 being subject to deferral and performance adjustment.

In recognition of the Group's performance in 2012, the Remuneration Committee has decided to make an annual performance award to the Group Chief Executive of £1,485,000 deferred in shares.  The deferral period for this award will be extended to 5 years, and so will not be released until 2018.

This award is subject to the normal performance adjustment policy and will only vest if a share price of 73.6p has been reached for a given period of time or the Government has sold at least 33 per cent of its shareholding at prices above 61p.  The Board believes that these additional conditions are in the interests of all shareholders and support our common aim of repaying the taxpayer.  HM Treasury has informed us that 61p is the average price at which the equity support provided to Lloyds Banking Group is recorded in the Public Finances.  This award will not be released before the fifth anniversary and will be forfeited if neither of these conditions have been met by that date.  Given these conditions, it is estimated that the expected value of this award is around £750,000.

A summary of our approach to variable remuneration for 2012 is shown below:

• Total bonus pool at £365 million has been reduced by approximately 3 per cent from the previous year's levels (2011: £375 million), with underlying profit increasing 309 per cent.

•     The impact of a reduced pool has been applied to a greater degree to colleagues at more senior levels and managed in the context of business area and individual performance, with protection in place for junior staff.

• Total bonus as a percentage of underlying revenues is approximately 2 per cent and in line with the previous year's levels.

•     Total bonus pool as a percentage of pre-bonus management profit before tax has reduced from approximately 12.5 per cent in 2011 to approximately 7 per cent for 2012, with management profit before tax increasing 80 per cent.

• Average value of bonus per employee is similar to the prior year at £3,900. Cash bonuses are capped at £2,000.

• 50 per cent of those eligible for a bonus will receive less than £2,000.

• Approximately 78 per cent of the total Group bonus pool is deferred into shares.

• Annual incentives for Executive Directors and the Group Executive Committee are slightly below those for 2011 on a like for like basis.

RISK MANAGEMENT

The income statement numbers in this section have been presented on a management basis.

RISK MANAGEMENT APPROACH

The Group operates a strong and independent Risk division with rigorous management controls to keep the Group safe, support sustainable business growth and minimise losses within risk appetite.

The mission of Risk division is to maintain a robust control framework, identify and escalate emerging risks and support sustainable business growth within risk appetite through good risk reward decisioning.

Risk culture
The Board ensures that senior management implements risk policies and risk appetites that either limit or, where appropriate, prohibit activities, relationships and situations that could be detrimental to the Group's risk profile.

The Group has a conservative business model embodied by a risk culture founded on a prudent approach to managing risk.  The Group refreshed its Codes of Business and Personal Responsibility in 2012 reinforcing its approach; colleagues are accountable for the risks they take and the needs of customers are paramount.

The focus remains on building and sustaining long-term relationships with customers whatever the economic climate.

The Group has zero appetite for systemic unfair customer outcomes arising from product design, sales or after-sales processes.

The Group expects its leaders to have the highest integrity and values, thinking and acting for the long-term.

The Group's risk culture is embedded within the Group's risk appetites, policies, procedures, controls and reporting.  For example:

-    The Group's risk culture is embedded within its approach to conduct risk, and is supported by frameworks to help it deliver the right outcomes for customers, and implemented through policies and standards in key areas such as product governance, responsible lending, claims and complaints handling.

-    The Group's risk culture is embedded within its approach to managing credit risk: Board level credit risk appetite is supported by more detailed metrics at divisional and business level; measurement of credit risk for loans and advances to customers at counterparty level; internal systems of control such as credit policies, assurance and review, controls over rating systems, stress testing and scenario analysis; collateral; master netting agreements and support for customers in difficulty.

Risk appetite
- Lloyds Banking Group defines risk appetite as 'the amount and type of risk that the organisation is prepared to seek, accept or tolerate'.

-    The Group's strategy operates in tandem with the Group's high level risk appetite which is supported by more detailed metrics and limits.  An updated Risk Appetite Statement was approved by the Board in 2012.

- Risk appetite is embedded within policies, authorities and limits across the Group.

- Risk appetite will continue to evolve in tandem with Group strategy.

RISK MANAGEMENT APPROACH (continued)

Governance and control

-    Governance is maintained through delegation of authority from the Board, Board Risk Committee and Audit Committee down through the management hierarchy supported by a committee-based structure designed to ensure that the Group's risk appetite, policies, procedures, controls and reporting are fully in line with regulations, law, corporate governance and industry good-practice.

-    The Group's approach to risk is founded on a robust control framework and a strong risk management culture which ensures that business units remain accountable for risk and therefore guides the way all employees approach their work, behave and make decisions.

-    Board-level engagement, coupled with the direct involvement of senior management in group wide risk issues at Group Executive Committee level, ensures that issues are promptly escalated and remediation plans are initiated, where required.

- The interaction of the executive and non-executive governance structures relies upon a culture of transparency and openness that is encouraged by both the Board and senior management.

- A strong control framework remains a priority for the Group and is the foundation for the delivery of effective risk management.

- The Group optimises performance by allowing business units to operate within approved parameters.

Risk decision making and reporting
- Taking risks which are well understood, consistent with strategy with appropriate margin is a key driver of shareholder value.

- Risk analysis and reporting supports the identification of opportunities as well as risks.

-    An aggregate view of the Group's overall risk profile, key risks and management actions, together with performance against risk appetite are reported to and discussed monthly at the Group Risk Committee and Group Asset and Liability Committee with regular reporting to the Board Risk Committee and Board.

- Rigorous stress testing exercises are carried out to assess the impact of a range of adverse scenarios with different probabilities and severities to inform strategic planning.

- The Chief Risk Officer regularly informs the Board Risk Committee of the aggregate risk profile and has direct access to the Chairman and members of the Board Risk Committee.

THE ECONOMY

2012 turned out to be a year of two very different halves.  The aftermath of the financial crisis continued to influence the global economy significantly during the first half of the year, with worsening conditions in Eurozone sovereign and bank credit markets a particular drag on growth.  But an improvement in crisis response in the second half of the year reduced financial market stresses and economic prospects have brightened as a result.

The weakness of developed economies since the end of the initial financial crisis-driven recession in 2009 is due to the high levels of indebtedness that many countries accumulated prior to 2008.  These have been holding back economic growth through deleveraging of initially the private sector, but now governments too.  Private sector deleveraging now looks largely complete in the US and significant progress has been made in the UK.  But some Eurozone countries still appear to have significantly further to go.  Across the UK, Eurozone and the US, governments also need to rein in borrowing significantly.  Thus, with many countries trying to reduce debt all at the same time, there has been no external offset to weak demand at home in each country.  Under-anticipation of the weakness of growth in some Eurozone countries led to slippage against fiscal targets, which in turn has often triggered further cuts in government spending or higher taxes, feeding back to even weaker growth.  As the market lost confidence in countries with particularly high government debt or deficit levels through 2011 and the first half of 2012, a further feedback loop developed between rising sovereign bond yields and a deteriorating outlook for government finances, raising the prospect of Eurozone break-up.  Naturally this impacted consumer and business confidence, further damaging economic growth through 2012.

The response to the sovereign debt crisis in the Eurozone has improved since the middle of 2012.  Decisive support from the European Central Bank (ECB) to struggling sovereigns, a slightly softer stance on further austerity and agreement on steps towards a banking union have together reversed the trend of spiralling sovereign yields.  At the same time banks' funding costs have been reduced and the outlook for their capital positions improved by stronger liquidity and the declining risk of Eurozone break-up, helping to limit the need for more bank recapitalisations which would be a further burden on governments.  Some concerns remain over continued pressure for further austerity in weak countries, and over the detail of banking union which at this stage doesn't appear to sever the link between banks and sovereigns.  But the sign of increased willingness and ability of Eurozone authorities to deal with crisis developments has already raised financial market confidence and is key to the future improvements in consumer and business confidence necessary to secure sustained economic recovery.

The weakness of the Eurozone was a significant drag on the UK economy in 2012, with net exports down from the previous year.  With government spending growing well below its normal rate and with inflation squeezing consumer spending power, the economy was broadly flat through 2012, excluding the volatility caused by the Olympics and an additional Bank holiday for the Queen's Diamond Jubilee.  Thus, the path of this UK economic recovery has fallen even further behind that seen in previous recoveries.

Early estimates suggest output of the UK economy grew only marginally by 0.2 per cent in 2012 from 2011.  The unemployment rate, however, is estimated to have fallen from 8.4 per cent in the last quarter of 2011 to 7.8 per cent in the three months to December 2012, a direction and scale of change that would normally only be associated with healthy economic growth.  Some of the rise in employment is likely to have been a temporary boost from the Olympics but it also appears that productivity has fallen since pre-crisis, boosting growth in companies' unit wage costs and a likely contributor to inflation remaining higher than expected.  Company failures have continued to decline, down from 4,294 in England and Wales in the final quarter of 2011 to 3,834 by the final quarter of 2012, and the failure rate has improved from 0.8 per cent to 0.7 per cent of companies, close to its pre-recession trough.  House prices appear to have turned upwards during the final two months of the year, ending the year 2.3 per cent up on end 2011, but commercial property prices fell on average by 4.2 per cent.

THE ECONOMY (continued)

Based on data for the first three quarters of 2012, the Irish economy appears to have grown weakly after having expanded in 2011 for the first time since 2007.  The unemployment rate is estimated to have started to fall around mid-year, and at 14.6 per cent at the end of 2012 was lower than the 14.8 per cent at the end of 2011.  Strict austerity measures in recent years targeted at improving international competitiveness are beginning to pay off - falling domestic demand is now being more than offset by increasing net exports.  The huge correction in property markets also appears to be nearing completion.  CRE prices fell by 6.5 per cent in 2012, the smallest fall since the decline started in 2008 and house prices ended 2012 4.5 per cent lower than at the end of 2011, but with a trend of monthly increases since May.

Future economic developments in the UK and Ireland continue to be contingent on (i) how successful political leaders are at maintaining progress against the Eurozone crisis and at enacting a tough but gradual fiscal tightening in the US, (ii) the extent to which the UK private sector can offset the effect of a shrinking public sector, and (iii) how the implementation of new regulation on banks impacts their ability to supply credit.  With consensus forecasts for 2013 having stabilised in recent months, the most likely outlook for the Eurozone is another broadly flat year.

The current consensus view for 2013 UK GDP growth is better, at 1.0 per cent.  The low level of imbalances in the economy relative to the 2008 position suggest that recent weakness should not deteriorate into significant recession provided the Eurozone continues to move towards a solution to the sovereign debt crisis.  Indeed, the recent abatement of the inflation squeeze on consumers should help growth to improve.  But with growth expected to pick up only gradually, held back by fiscal tightening and weak export markets, Bank Rate is expected to stay at current low levels through 2013 and most probably longer, and property prices are expected to be broadly stable.  The recent improvement in unemployment is expected to moderate.  The recent loss of the UK's AAA rating is not assumed to have a material impact on the outlook since it had been largely expected by financial markets.

The current consensus view for 2013 Irish GDP growth is 0.9 per cent, and the unemployment rate there is expected to improve.  House prices are expected to continue their recent rise, but the overall pace of increase is likely to be very slow.

However, whilst a definitive agreed and fully-implemented solution to the Eurozone crisis remains lacking, there continues to be some risk that ongoing uncertainty around the Eurozone economic outlook and the availability of credit could cause a return to recession in the UK and Ireland, albeit that risk has declined over the past six months.  This could have a negative impact on the Group's income, funding costs and impairment charges.  However, the Group has made significant progress in reducing its non-core assets, although its secondary and tertiary commercial real estate portfolios in Business Support and leverage finance portfolios remain vulnerable.

PRINCIPAL RISKS AND UNCERTAINTIES

At present the most significant risks faced by the Group are detailed below.  These risks could impact on the success of delivering against the Group's long-term strategic objectives.

Credit risk

Principal risks
Arising mainly in the Retail, Commercial Banking, and Wealth, Asset Finance and International divisions, reflecting the risks inherent in the Group's lending activities and, to a lesser extent in the Insurance business in respect of investment holdings and exposures to reinsurers.  Adverse changes in the credit quality of the Group's UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group's assets and increase the Group's write-downs and allowances for impairment losses.  Credit risk can be affected by a range of macroeconomic, environment and other factors, including, inter alia, increased unemployment, reduced asset values, lower consumer spending, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates and/or higher tenant defaults.

Over the last five years, the global banking crisis and economic downturn has driven cyclically high bad debt charges,  especially in the Group's legacy HBOS portfolios, arising from the Group's lending to both retail (including those in Wealth, Asset Finance and International division) and commercial customers (including those in Wealth, Asset Finance and International division).  Group portfolios will remain strongly linked to the economic environment, with inter alia house price falls, unemployment increases, consumer over-indebtedness and rising interest rates being possible impacts to the Group's exposures.  The Group has exposure to commercial customers in both the UK and internationally, including Europe and Ireland, particularly related to commercial real estate lending, where the Group has a high level of lending secured on secondary and tertiary assets.  The possibility of further economic downside risk remains.

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk.  The Group manages its credit risk in a variety of ways such as:

- through prudent and through the cycle credit risk appetite and policies;

-    clearly defined levels of authority (including, independently sanctioned and controlled credit limits for commercial customers and counterparties, sound credit scoring models and credit policies for retail customers);

- robust credit processes and controls; and

-    well-established Group and Divisional committees that ensure distressed and impaired loans are identified, considered, controlled and appropriately escalated and appropriately impaired (taking account of the Group's latest view of current and expected market conditions, as well as refinancing risk).

Reviews are undertaken at least quarterly and incorporate internal and external audit review and challenge.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Conduct risk

Principal risks
Conduct risk and how the Group manages its customer relationships affect all aspects of the Group's operations and are closely aligned with achievement of the Group's strategic vision to be the best bank for customers.  As a provider of a wide range of financial services products across different brands and numerous distribution channels to an extremely broad and varied customer base and as a participant in market activities, the Group faces significant conduct risks, such as: products or services not meeting the needs of its customers; sales processes which could result in selling products to customers which do not meet their needs; failure to deal with a customer's complaint effectively where the Group has got it wrong and not met customer expectations; behaviours which do not meet market standards.

There remains a high level of scrutiny regarding financial institutions' treatment of customers and business conduct from regulatory bodies, the media and politicians.  The FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

There is a risk that certain aspects of the Group's business may be determined by the FSA, other regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion.  The Group may also be liable for damages to third parties harmed by the conduct of its business.

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk; key examples include:

The Group's Conduct Strategy and supporting framework have been designed to support its vision and strategic aim to put the customer at the heart of everything it does.  The Group has developed and implemented a framework to enable it to deliver the right outcomes for its customers, which is supported by policies and standards in key areas, including product governance, customer treatment, sales, responsible lending, customers in financial difficulties, claims and complaints handling.

The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns.  The Group develops colleagues' awareness of these and other expected standards of conduct through these and other policies and standards and codes of responsibility.  It also undertakes root cause analysis of complaints and makes use of technology and metrics to facilitate earlier detection and mitigations of conduct issues.

Market risk

Principal risks
The Group has a number of market risks, the principal ones being:

-    Interest rate risk: This risk to the Group's banking income arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.  A further related risk arises from the level of interest rates and the margin of interbank rates over central bank rates;

- Equity risk: This risk arises from movements in equity market prices. The main equity market risks arise in the Insurance business and defined benefit pension schemes; and

-    Credit spread risk: This risk arises when the market perception of the creditworthiness of a particular counterparty changes.  The main credit spread exposure arises in the Insurance business, defined benefit pension schemes and banking businesses.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Mitigating actions
Market risk is managed within a Board approved framework using a range of metrics to monitor the Group's profile against its stated appetite and potential market conditions.

High level market risk exposure is reported regularly to appropriate committees for monitoring and oversight by senior management.

A variety of risk measures are used such as:

- Sensitivity based measures (e.g. sensitivity to 1 basis point move in interest rates);

- Percentile based measures (e.g. Value at Risk); and

- Scenario/stress based measures (e.g. single factor stresses, macroeconomic scenarios).

In addition, profit and loss triggers are used in the Trading Books in order to ensure that mitigating action is discussed if profit and loss becomes volatile.

-    Interest rate risk: Exposure arising from the different repricing characteristics of the Group's non-trading assets and liabilities, and from the mismatch between interest rate insensitive assets and interest rate sensitive liabilities, is managed centrally.  Matching assets and liabilities are offset against each other and interest rate swaps are also used to manage the residual exposure to within the non-traded market risk appetite.  Exposure arising from the margin of interbank rates over central bank rates is monitored and managed within the Non-traded market risk appetite through appropriate hedging activity.

- Equity and credit spread risk: The Group continues to liaise with defined benefit pension scheme Trustees with regard to appropriately de-risking the pension scheme portfolio.

Operational risk

Principal risks
The principal operational risks in the Group are:

-    IT systems and resilience - The risk of loss resulting from the failure to develop, deliver or maintain effective IT solutions.  The resilience of IT in terms of its availability to customers and colleagues is of paramount importance to the Group.

- Information security - The risk of information leakage, loss or theft. The threat profile is rapidly changing; in particular increasingly sophisticated attacks by cybercrime groups.

- External fraud - The risk of loss to the Group and/or its customers resulting from an act of deception or omission.

- Customer process - The risk of new issues, process weaknesses and control deficiencies within the Group's customer facing processes as the business continues to evolve.

Mitigating actions
The Group operates a robust control environment with regular review and investment.  Contingency plans are maintained for a range of potential scenarios with a regime of regular disaster recovery exercises, both Group specific and industry wide.  Significant investment has been made in IT infrastructure and systems to ensure their resilience and to enhance the services they support, in recognition of the importance of the ongoing availability of the Group's services both to its customers and to the wider UK financial infrastructure.  The Group continues to invest in IT and information security control environments including user access management and records management to address evolving threats.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

The Group adopts a risk based approach to external fraud management, reflecting the current and emerging external fraud risks within the market.  This approach drives an annual programme of enhancements to the Group's technology, process and people related controls; with emphasis on preventative controls, supported by real time detective controls - wherever feasible.  The Group has developed a mature & robust fraud operating model with centralised accountability established, discharged via group wide policies and operational control frameworks.  The Group's fraud awareness programme is a key component of its fraud control environment; in 2012 a group wide awareness campaign was launched specifically addressing the emerging 'cyber' threats and the role that the Group's colleagues play in helping to keep its customers safe and secure.

Material operational risks are reported regularly to appropriate committees, attracting senior management visibility, and are managed via a range of strategies - avoidance, mitigation, transfer (including insurance), and acceptance.

People risk

Principal risks
The Group has a strategic aim to be the best bank for customers; it is committed to addressing issues within the business that could contribute to customers receiving unfair outcomes.  The Group believes the quality, effectiveness and engagement of its people are fundamental to its successful delivery of this strategy.  This belief coincides with the increasing external focus on the culture which underpins the performance and behaviour of employees in the development and delivery of fair outcomes to customers.

Consequently, the Group's management of material people risks is critical to its capacity to deliver against its strategic objectives.  Over the coming twelve months the Group's ability to manage people risks successfully is likely to be affected by the following factors:

- The Group's continuing structural consolidation and the sale of part of its branch network under Project Verde may disrupt its ability to lead and manage its people effectively in some areas;

- The developing and increasingly rigorous and intrusive regulatory environment may challenge the Group's people strategy, remuneration practices and retention; and

- Negative political and media attention on the banking sector culture, sales practices and ethical conduct may impact colleague engagement, investor sentiment and the Group's cost base.

Mitigating actions
The Group takes many mitigating actions with respect to people risk.  Key examples include:

-    Focusing on strengthening the risk-based culture amongst colleagues by developing and delivering a number of initiatives that reinforce risk-based behaviours to generate the best possible outcomes for customers and colleagues;

- Continuing to ensure strong management of the impact of organisational change and consolidation on colleagues;

- Embedding our Codes of Personal and Business Responsibility across the Group;

- Reviewing and developing incentives continually to ensure they promote colleagues behaviours that meet customer needs and regulatory expectations;

- Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning;

- Maintaining focus on people risk management across the Group; and

-    Ensuring compliance with legal and regulatory requirements related to Approved Persons and the Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and its people risk priorities.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Liquidity and funding

Principal risk
Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets. Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.  The key dependencies on successfully funding the Group's balance sheet include:

- Continued functioning of the money and capital markets;

-    The continuation of the Group's strategy of right-sizing the balance sheet and development of the retail deposit base which has led to a significant reduction in the wholesale funding requirement over the past year;

-    Limited further deterioration in the UK's and the Group's credit rating.  In June 2012 the Group experienced a one notch downgrade in its long-term rating from Moody's, following the agency's review of 114 European banks.  The impact that the Group experienced following the downgrade was not material and was consistent with the modelled outcomes based on the stress testing framework.  Similarly, the internal stress testing framework indicates that Moody's one notch downgrade of the UK's credit rating announced on 22 February 2013, will not have a material impact on the Group's liquidity and funding positions; and

- No significant or sudden withdrawal of customer deposits.

Mitigating actions
Liquidity and funding risk appetite for the banking businesses is set by the Board and this statement of the Group's overall appetite for liquidity risk is reviewed and approved annually by the Board.

-    The Group's liquidity and funding position is underpinned by its significant customer deposit base, and has been supported by stable funding from the wholesale markets with a reduced dependence on short-term wholesale funding.

- At 31 December 2012, the Group had £205 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows.

-    Daily monitoring and control processes are in place to address regulatory liquidity requirements.  The Group monitors a range of market and internal early warning indicators on a daily basis for early signs of liquidity risk in the market or specific to the Group.

-    The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA, on an ongoing basis.  The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

-    The Group has a contingency funding plan embedded within the Group Liquidity Policy which has been designed to identify emerging liquidity concerns at an early stage, so that mitigating actions can be taken to avoid a more serious crisis developing.

Insurance risk

Principal risk
The major sources of insurance risk are within the Insurance business and the Group's defined benefit pension schemes.  Insurance risk is inherent in the Insurance business and can be affected by customer behaviour.  Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.  The primary insurance risk of the Group's defined benefit pension schemes is related to longevity.

Insurance risk has the potential to significantly impact the earnings and capital position of the Insurance business of the Group.  For the Group's defined benefit pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Mitigating actions
The Group takes many mitigating actions with respect to this principal risk, key examples include:

Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly.  Longevity assumptions for the Group's defined benefit pension schemes are reviewed annually together with other IFRS assumptions.  Expert judgement is required; and

Insurance risk is controlled by robust processes including underwriting, pricing-to-risk, claims management, reinsurance and other risk mitigation techniques.

Insurance risk is reported regularly to appropriate committees and boards.

State funding and state aid

Principal risks
HM Treasury currently holds 39.2 per cent of the Group's ordinary share capital.  United Kingdom Financial Investments Limited (UKFI), as manager of HM Treasury's shareholding, continues to operate in line with the framework document between UKFI and HM Treasury, managing the investment in the Group on a commercial basis without interference in day-to-day management decisions.  There is a risk that a change in Government priorities could result in the framework agreement currently in place being replaced leading to interference in the operations of the Group.

In addition, the Group is subject to European Union State Aid obligations in line with the Restructuring Plan agreed with HM Treasury and the EU College of Commissioners in November 2009, which is designed to support the long-term viability of the Group and remedy any distortion of competition and trade in the European Union (EU) arising from the State Aid given to the Group.  This has placed a number of requirements on the Group including an asset reduction target from a defined pool of assets by the end of 2014, known as Project Atlantic, and the disposal of certain portions of its Retail business by the end of November 2013, known as Project Verde.  There is a risk that if the Group does not deliver its divestment commitments by November 2013, a Divesture Trustee would be appointed to dispose of the divestment, which could be sold at a negative price.

Mitigating actions
The Group has received no indications that the Government intends to change the existing operating arrangements with regard to the role of UKFI and engagement with the Group.

The Group continues to make good progress in respect to its State Aid commitments.  In line with strengthening of the balance sheet, the Group has made excellent progress against its asset reduction commitment and reached the reduction total required in December 2012, two years ahead of the mandated completion date.  The Group is currently working with the European Commission to achieve formal release from this commitment.

On 19 July 2012 the Group announced that it had agreed non-binding heads of terms with The Co-operative Group (the Co-operative) for the disposal of the Verde business.  The Group continues to work with the Co-operative to agree a sale and purchase agreement, with completion of the divestment expected by the end of November 2013.  The Group has also undertaken planning for an Initial Public Offering (IPO) of the Verde business, should this be required as a fallback option.  The Verde business will be rebranded and operating on a standalone basis within Lloyds Banking Group during 2013 and available for sale to another third party as a further fallback option.

The Group continues to work closely with the FSA, EU Commission, HM Treasury and the Monitoring Trustee appointed by the EU Commission to ensure the successful implementation of the Restructuring Plan and mitigate customer impact.

EMERGING RISKS

The Group considers the following to be risks that have the potential to increase in significance and affect the performance of the Group.  These risks are considered alongside its five year operating plan.

Macroeconomic environment
The operating plan is challenging, with a focus on improving earnings while achieving the required regulatory improvements on capital and liquidity.  Any adverse movement in interest rates or deterioration in macroeconomic environment beyond the Group's assumptions would delay improvement of the earnings and return profile.

Mitigating actions
The Group is actively supporting sustainable growth in the UK economy through the focused range of products and services provided to business and personal customers, as well as through partnerships with industry and Government.  Capital, liquidity and credit risk are managed conservatively and non-core asset reductions remain ahead of schedule ensuring the Group is better placed to address macroeconomic shocks.

Capital risk
The Group has a strong capital position but remains exposed to the risks of lower than expected profitability, significant losses in a number of stress scenarios or volatility through accounting standards and regulatory changes.

One such area of potential regulatory change relates to the Bank of England's interim Financial Policy Committee (FPC) which published its Financial Stability Report on 29 November 2012.  The report recommended that the Financial Services Authority takes action to ensure that the capital of UK banks and building societies reflects a proper valuation of their assets, a realistic assessment of future conduct costs and prudent calculation of risk weights.  The FSA is expected to respond prior to the March FPC meeting.

Mitigating actions
The Group has made significant progress and continues to deliver on its strategy of strengthening the balance sheet, including its capital position, to improve the resilience of the Group.

The Group has strong governance processes and controls which, combined with the Group's proactive management of risk, result in an appropriate level of capital.  This includes:

- Rigorous stress testing exercises where the results are shared with the FSA; and

- Prudent internal models, based on empirical data, that meet regulatory and stringent internal requirements.

Regulatory change
The Parliamentary Commission on Banking Standards (PCBS) was asked to conduct pre-legislative scrutiny on the draft Banking Reform Bill.  The PCBS published its initial report on 21 December 2012.  The report contains the Commission's consideration of the Government's draft legislation which gives effect to the recommendations of the Independent Commission on Banking (ICB).  The PCBS looked at 'Ring fencing', one of the UK Government's main proposals for increasing financial stability.

Mitigating actions
Actions to respond to the proposals on ring fencing are being taken forward alongside planning for recovery and resolution as part of a programme of work with senior executive sponsorship and robust governance arrangements.

EMERGING RISKS (continued)

Compliance and conduct
Significant legacy costs beyond current provisioning could have significant impact on capital ratios and credit ratings with consequent impact on liquidity risk.  There is inherent uncertainty in making estimates of provisions required.

Mitigating actions
Prudent provisioning policy - provisions for legacy conduct issues represent management's best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses.

Group product governance controls - potential risks are monitored through product management information new product approvals and annual product reviews leading to identification and mitigation of risks at an early stage.

Accounting standards
A number of potential changes to accounting standards are under consultation.  These standards are currently scheduled for implementation between 2015 and 2018 and have potential to add substantial volatility to the Group's reported results and capital.

Mitigating actions
The Group continues to monitor potential changes and where appropriate provide feedback.

Further information can be found under note 24 on page 164: Future accounting developments.

ADDITIONAL ANALYSIS

Group credit risk portfolio in 2012

Credit risk - Group

Overview
• The Group's impairment charge decreased 42 per cent to £5,697 million in 2012 due to significant reductions in both non-core and core portfolios and an improving overall credit quality.

•     The lower charges were supported by the continued application of the Group's prudent risk appetite and strong risk management controls.  The portfolio also benefited from continued low interest rates, and broadly stable UK retail property prices, partly offset by subdued UK and global economic growth, high unemployment and a weak commercial real estate market.

• The Group's core impairment charge of £1,919 million in 2012was 34 per cent lower compared to 2011, driven by better performance in all divisions.

•     The Group's non-core impairment charge of £3,778 million in 2012 was 45 per cent lower compared to 2011.  This is primarily driven by lower impairment from the non-core Irish and Australasian portfolios as the Group works through legacy issues.

•     The Group's exposures which are higher risk are being successfully managed by the Business and Customer Support Units in Commercial Banking and Ireland wholesale, and Collection and Recovery Units in Retail.

• The Group continues to proactively manage down sovereign as well as banking and trading book exposure to selected Eurozone countries.

• The Group's divestment strategy remains focused on reducing non-core assets and on the disposal of higher risk positions.

Impairment charge by division

	2012	2011	Change
	£m	£m	%

Retail	1,270	1,970	36
Commercial Banking	2,946	4,210	30
Wealth, Asset Finance and International	1,480	3,604	59
Central items	1	3	67
Total impairment charge	5,697	9,787	42

Impairment charge as a % of average advances	1.02%	1.62%	(60)bp

Total impairment charge comprises:

	2012	2011	Change
	£m	£m	%

Loans and advances to customers	5,654	9,712	42
Debt securities classified as loans and receivables	15	49	69
Available-for-sale financial assets	37	81	54
Other credit risk provisions	(9)	(55)	(84)
Total impairment charge	5,697	9,787	42

ADDITIONAL ANALYSIS (continued)

Impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans2
	£m	£m	%	£m	%

Retail	346,560	8,320	2.4	2,335	32.5
Commercial Banking	144,770	23,965	16.6	9,984	41.7
Wealth, Asset Finance and International	42,927	14,008	32.6	9,453	67.5
Reverse repos and other items	5,814	-		-
Total gross lending	540,071	46,293	8.6	21,772	48.2
Impairment provisions	(21,772)
Fair value adjustments3	(1,074)
Total Group	517,225

At 31 December 2011
Retail	356,907	8,822	2.5	2,718	35.4
Commercial Banking	169,964	33,117	19.5	13,693	41.3
Wealth, Asset Finance and International	51,506	18,330	35.6	11,307	61.7
Reverse repos and other items	17,066	-		-
Total gross lending	595,443	60,269	10.1	27,718	46.9
Impairment provisions	(27,718)
Fair value adjustments3	(2,087)
Total Group	565,638

1	Includes collective unimpaired provisions.
2	Provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (31 December 2012: £1,129 million; 31 December 2011: £1,137 million).
3
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group's consolidated financial records at their fair value and took into account both the expected future impairment losses and market liquidity at the date of acquisition.  The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred.  The element relating to market liquidity unwinds to the income statement over the estimated useful lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment).  The fair value unwind in respect of impairment losses incurred was £868 million for the period ended 31 December 2012 (31 December 2011: £1,693 million).  The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written off, and will reduce to zero over time.

ADDITIONAL ANALYSIS (continued)

Core impairment charge

	2012	2011	Change
	£m	£m	%

Retail	1,192	1,796	34
Commercial Banking	704	1,055	33
Wealth, Asset Finance and International	22	33	33
Central items	1	3	67
Core impairment charge	1,919	2,887	34
Impairment charge as a % of average advances	0.44%	0.64%	(20)bp

Core impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans2
	£m	£m	%	£m	%
	,
Retail	320,058	6,693	2.1	1,957	34.7
Commercial Banking	104,867	5,907	5.6	2,866	48.5
Wealth, Asset Finance and International	5,415	351	6.5	85	24.2
Reverse repos and other items	5,814	-		-
Total gross lending	436,154	12,951	3.0	4,908	41.2
Impairment provisions	(4,908)
Fair value adjustments	(778)
Total core	430,468

At 31 December 2011
Retail	328,524	7,151	2.2	2,310	37.9
Commercial Banking	109,809	6,714	6.1	3,175	47.3
Wealth, Asset Finance and International	5,243	340	6.5	103	30.3
Reverse repos and other items	17,066	-		-
Total gross lending	460,642	14,205	3.1	5,588	42.5
Impairment provisions	(5,588)
Fair value adjustments	(1,171)
Total core	453,883

1	Includes collective unimpaired provisions.
2	Provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (31 December 2012: £1,047 million; 31 December 2011: £1,054 million).

ADDITIONAL ANALYSIS (continued)

Non-core impairment charge

	2012	2011	Change
	£m	£m	%

Retail	78	174	55
Commercial Banking	2,242	3,155	29
Wealth, Asset Finance and International	1,458	3,571	59
Non-core impairment charge	3,778	6,900	45
Impairment charge as a % of average advances	3.08%	4.60%	(1.52)pp

Non-core impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans2
	£m	£m	%	£m	%

Retail	26,502	1,627	6.1	378	24.5
Commercial Banking	39,903	18,058	45.3	7,118	39.4
Wealth, Asset Finance and International	37,512	13,657	36.4	9,368	68.6
Reverse repos and other items	-	-		-
Total gross lending	103,917	33,342	32.1	16,864	50.7
Impairment provisions	(16,864)
Fair value adjustments	(296)
Total non-core	86,757

At 31 December 2011
Retail	28,383	1,671	5.9	408	25.7
Commercial Banking	60,155	26,403	43.9	10,518	39.8
Wealth, Asset Finance and International	46,263	17,990	38.9	11,204	62.3
Reverse repos and other items	-	-		-
Total gross lending	134,801	46,064	34.2	22,130	48.1
Impairment provisions	(22,130)
Fair value adjustments	(916)
Total non-core	111,755

1	Includes collective unimpaired provisions.
2	Provisions as a percentage of impaired loans are calculated excluding Retail unsecured loans in recoveries (31 December 2012: £82 million; 31 December 2011: £83 million).

ADDITIONAL ANALYSIS (continued)

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress.  The material elements of these schemes through which the Group has granted a concession, whether temporarily or permanently,   are set out below.

Retail customers
The Group classifies the treatments offered to retail customers who have experienced financial difficulty into the following categories:

-    Reduced contractual monthly payment: a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments, for example capital payment breaks and payment assistance breaks.  Any arrears existing at the commencement of the arrangement are retained;

- Financial distress assistance: an arrangement for customers in financial distress where arrears accrue at the contractual payment, for example short-term arrangements to pay and term extensions; and

- Repair: an account change used to repair a customer's position when they have emerged from financial difficulty, for example capitalisation of arrears.

Secured
At 31 December 2012, UK and Irish retail secured loans and advances subject to reduced contractual monthly payment, financial distress and repair treatment were 1.8 per cent (2011: 1.9 per cent) of total UK and Irish retail secured loans of £330,485 million (2011: £339,121 million).  Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
At 31 December	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	%	%

Reduced contractual monthly payment	2,717	4,028	365	455	3.8	2.7
Financial distress1,2	1,340	729	403	192	11.3	9.8
Repair1	1,930	1,772	63	65	8.6	6.7
Total	5,987	6,529	831	712	7.0	4.6

1
Where the treatment involves a permanent change to the contractual basis of the customer's account (i.e. capitalisation of arrears and term extensions), those commenced during the year and remaining as customers at the year-end are shown.

2	The financial distress balance include arrangements to pay where the customer is paying less than the contractual payment and had such arrangements at the year end.

Collective impairment assessment of retail secured loans subject to forbearance
Loans which are forborne are grouped with other assets with similar risk characteristics and assessed collectively for impairment as described below.  The loans are not considered as impaired loans unless they meet the Group's definition of an impaired asset.

The Group's approach is to ensure that provisioning models, supported by management judgement, appropriately reflect the underlying loss risk of exposures.  The Group uses sophisticated behavioural scoring to assess customers' credit risk.  The underlying behavioural scorecards consider many different characteristics of customer behaviour, both static and dynamic, from internal sources and also from credit bureaux data, including characteristics that may identify when a customer has been in arrears on products held with other firms.  Hence, these models take a range of potential indicators of customer financial distress into account.

ADDITIONAL ANALYSIS (continued)

The performance of such models is monitored and challenged on an ongoing basis, in line with the Group's model governance policies.  The models are also regularly recalibrated to reflect up to date customer behaviour and market conditions.  Specifically, regular detailed analysis of modelled provision outputs is undertaken to demonstrate that the risk of forbearance or other similar activities is recognised, that the outcome period adequately captures the risk and that the underlying risk is appropriately reflected.  Where this is not the case, additional provisions are applied to capture the risk.

Unsecured
At 31 December 2012, UK retail unsecured loans and advances subject to reduced contractual monthly payment, financial distress and repair treatment were 2.1 per cent (2011: 3.2 per cent) of total UK retail unsecured loans and advances of £22,698 million (2011: £24,764 million).  Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired		Impairment provisions as % of loans and advances which are forborne
At 31 December	2012	2011	2012	2011	2012	2011
	£m	£m	£m	£m	%	%

Reduced contractual monthly payment	257	450	239	431	50.1	53.9
Financial distress1,2	90	183	84	108	57.9	50.3
Repair1	125	155	33	39	4.2	4.8
Total	472	788	356	578	39.4	43.4

1
Where the treatment involves a permanent change to the contractual basis of the customer's account (i.e. capitalisation of arrears and term extensions), those commenced during the year and remaining as customers at the year-end are shown.

2	The financial distress balance include arrangements to pay where the customer is paying less than the contractual payment and had such arrangements at the year end.

Collective impairment assessment of UK retail unsecured loans and advances subject to forbearance
Credit risk provisioning for the UK retail unsecured portfolio is undertaken on a purely collective basis.  The approach used is based on segmented cash flow models, divided into two primary streams for loans judged to be impaired and those that are not.  Accounts subject to repayment plans and collections refinance loans are among those considered to be impaired.

For exposures that are judged to be impaired, provisions are determined through modelling the expected cure rates, write-off propensity and cash flows with segments explicitly relating to repayment plans and refinance loans treatments.  Payments of less than the monthly contractual amount are reflected in reduced cash flow forecasts when calculating the impairment allowance for these accounts.

The outputs of the models are monitored and challenged on an ongoing basis.  The models are run monthly meaning that current market conditions and customer processes are reflected in the output.  Where the risks identified are not captured in the underlying models, appropriate additional provisions are made.

ADDITIONAL ANALYSIS (continued)

Asset Finance UK
Asset Finance operates a number of retail portfolios including Black Horse Motor Finance as well as a number of portfolios closed to new business and currently in run off.  At 31 December 2012, Asset Finance retail loans and advances to customers subject to forbearance were 9.6 per cent of total Asset Finance retail loans and advances to customers of £4,644 million.  The table below includes both the open and closed retail portfolios in the Asset Finance business:

	Total loans and advances which are forborne	Total forborne loans and advances which are impaired	Impairment provisions as % of loans and advances which are forborne
At 31 December 2012	£m	£m	%

Reduced contractual monthly payment	328	301	58.0
Financial distress	112	102	24.8
Repair	7	2	1.6
Total	447	405	48.8

Commercial customers
It is Group policy that where forbearance has been granted for a commercial customer it must be managed either within the Group's good book watchlist classifications or within a Business Support Unit.  Whilst the Group treats all impaired assets as having been granted some form of forbearance in the past, granting forbearance does not necessarily mean that it is expected that future cashflows will fall, or that the asset is impaired.  Depending on circumstances and within robust parameters and controls, the Group believes forbearance can help support the customer in the medium term.

Multiple types of forbearance concessions may occur and each case is treated depending on its own specific circumstances, as the Group's strategy and offer of forbearance is largely dependent on the individual situation.  Early identification, control and monitoring are key in order to support the customer and protect the Group.

Following a forbearance event, should the customer show a sustained period of stabilisation on their new terms and conditions or where the forbearance has reversed or cured, the customer would likely be returned to the mainstream good classification, at which point they may no longer be considered forborne.  Such a decision can be made only by the independent Risk division.

The Group recognises that forbearance alone is not necessarily an indicator of impairment but is a trigger point for it to review the customer's credit profile.

The Group's forbearance actions for its commercial customers experiencing financial difficulties fall into the following three main categories:

- Amendments: waiver or amendment of covenants or interest rate to a level considered outside of market or the Group's risk appetite;

- Extensions: extension and/or alteration of repayment terms to a level outside of market or the Group's risk appetite due to the customer's inability to make existing contractual repayment terms; and

- Forgiveness: debt for equity swaps or partial debt forgiveness. This type of forbearance will always give rise to impairment.

ADDITIONAL ANALYSIS (continued)

The tables below set out the Group's forborne loans and advances to commercial customers at 31 December 2012.

Commercial Banking
At 31 December 2012, Commercial Banking loans and advances to customers subject to forbearance were 22.8 per cent of total Commercial Banking loans and advances to customers of £144,770 million.  As a percentage of total loans and advances to customers, forborne loans managed in the Good Book were 1.6 per cent.  Further analysis of the forborne loan balance is set out below:

At 31 December 2012	Total loans and advances which are forborne	Total forborne loans and advances which are impaired	Impairment provisions as a % of loans and advances which are forborne
	£m	£m	%

Impaired	23,965	23,965	41.7
Unimpaired - Business Support Units	6,734	-	-
Unimpaired - Good Book	2,293	-	-
Total forborne	32,992	23,965	30.3

Whilst the material portfolios have been reviewed for forbearance, some portfolios within Commercial Banking have not been reviewed on the basis that the level is relatively immaterial or because the concept of forbearance is not relevant, for example if the portfolio is of very strong quality and/or the impairment history is negligible.

All impaired assets are considered forborne.  In Business Support, £6,734 million of its unimpaired assets are also considered forborne as a result of proactive management of cases to help customers in financial difficulties.  Risk is re-assessed on a regular basis and impairments marked as necessary.

Ireland wholesale (part of Wealth, Asset Finance and International division)
All loans and advances in Ireland wholesale (whether impaired or unimpaired) are treated as forborne and all assets are managed in the Business Support Unit.

At 31 December 2012	Total loans and advances which are forborne	Total forborne loans and advances which are impaired	Impairment provisions as a % of loans and advances which are forborne
	£m	£m	%

Impaired	10,967	10,967	68.0
Unimpaired - Business Support Units	1,908	-	-
Unimpaired - Good Book	-	-	-
Total forborne	12,875	10,967	58.0

ADDITIONAL ANALYSIS (continued)

Credit risk - Retail

Overview

•     The Retail impairment charge was £1,270 million in 2012, a decrease of 36 per cent, against 2011, primarily driven by the unsecured portfolio as a result of the Group's sustainable risk appetite and ongoing effective portfolio management.

• The Retail impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 0.36 per cent in 2012 from 0.54 per cent in 2011.

• The overall value of assets entering arrears in 2012 was lower in both unsecured and secured lending compared to 2011.

• Non-core represents 8 per cent of total Retail assets as at 31 December 2012 and is primarily specialist mortgages which is closed to new business and has been in run-off since 2009.

Impairment charge

	2012	2011	Change
	£m	£m	%

Secured	377	463	19
Unsecured	893	1,507	41
Total impairment charge	1,270	1,970	36

Core:
Secured	304	330	8
Unsecured	888	1,466	39
	1,192	1,796	34
Non-core:
Secured	73	133	45
Unsecured	5	41	88
	78	174	55
Total impairment charge	1,270	1,970	36

Core impairment charge as a % of average advances	0.37%	0.54%	(17)bp
Non-core impairment charge as a % of average advances	0.29%	0.59%	(30)bp
Impairment charge as a % of average advances	0.36%	0.54%	(18)bp

Impaired loans and provisions
Retail impaired loans decreased by £502 million to £8,320 million compared with 31 December 2011 and, as a percentage of closing loans and advances to customers, decreased to 2.4 per cent from 2.5 per cent at 31 December 2011.  Impairment provisions as a percentage of impaired loans (excluding unsecured loans in recoveries) decreased to 32.5 per cent from 35.4 per cent at 31 December 2011 driven by the reduction in unsecured impaired loans.

ADDITIONAL ANALYSIS (continued)

Impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans3
	£m	£m	%	£m	%

Secured	323,862	6,321	2.0	1,616	25.6
Unsecured:
Collections		870		719	82.6
Recoveries2		1,129		-
	22,698	1,999	8.8	719
Total gross lending	346,560	8,320	2.4	2,335	32.5
Impairment provisions	(2,335)
Fair value adjustments	(915)
Total	343,310

At 31 December 2011
Secured	332,143	6,452	1.9	1,651	25.6
Unsecured:
Collections		1,233		1,067	86.5
Recoveries2		1,137		-
	24,764	2,370	9.6	1,067
Total gross lending	356,907	8,822	2.5	2,718	35.4
Impairment provisions	(2,718)
Fair value adjustments	(1,377)
Total	352,812

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.
3	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.

The Retail division's loans and advances to customers are analysed in the following table:

Loans and advances to customers

	At 31 Dec 2012	At 31 Dec 2011
	£m	£m

Secured:
Mainstream	248,735	256,518
Buy to let	49,568	48,276
Specialist	25,559	27,349
	323,862	332,143
Unsecured:
Credit cards	9,465	10,192
Personal loans	10,523	11,970
Bank accounts	2,710	2,602
	22,698	24,764
Total gross lending	346,560	356,907

ADDITIONAL ANALYSIS (continued)

Core impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans3
	£m	£m	%	£m	%

Secured	297,902	4,793	1.6	1,251	26.1
Unsecured:
Collections		853		706	82.8
Recoveries2		1,047		-
	22,156	1,900	8.6	706
Total gross lending	320,058	6,693	2.1	1,957	34.7
Impairment provisions	(1,957)
Fair value adjustments	(778)
Total core	317,323

At 31 December 2011
Secured	304,589	4,895	1.6	1,265	25.8
Unsecured:
Collections		1,202		1,045	86.9
Recoveries2		1,054		-
	23,935	2,256	9.4	1,045
Total gross lending	328,524	7,151	2.2	2,310	37.9
Impairment provisions	(2,310)
Fair value adjustments	(1,111)
Total core	325,103

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.
3	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.

ADDITIONAL ANALYSIS (continued)

Non-core impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans3
	£m	£m	%	£m	%

Secured	25,960	1,528	5.9	365	23.9
Unsecured:
Collections		17		13	76.5
Recoveries2		82		-
	542	99	18.3	13
Total gross lending	26,502	1,627	6.1	378	24.5
Impairment provisions	(378)
Fair value adjustments	(137)
Total non-core	25,987

At 31 December 2011
Secured	27,554	1,557	5.7	386	24.8
Unsecured:
Collections		31		22	71.0
Recoveries2		83		-
	829	114	13.8	22
Total gross lending	28,383	1,671	5.9	408	25.7
Impairment provisions	(408)
Fair value adjustments	(266)
Total non-core	27,709

1	Impairment provisions include collective unimpaired provisions.
2	Recoveries assets are written down to the present value of future expected cash flows on these assets.
3	Impairment provisions as a percentage of impaired loans are calculated excluding unsecured loans in recoveries.

ADDITIONAL ANALYSIS (continued)

Secured

The secured impairment charge decreased to £377 million from £463 million in 2011 reflecting further reductions in impaired loans.  The annualised impairment charge, as a percentage of average loans and advances to customers, decreased to 0.12 per cent in 2012 from 0.14 per cent in 2011.  Provision coverage has remained stable at 25.6 per cent compared to 31 December 2011.

The impairment provisions held against secured assets reflect the Group's view of appropriate allowance for incurred losses.  The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments only whilst interest rates remain low.

The value of mortgages greater than three months in arrears (excluding repossessions) increased to £9,637 million at 31 December 2012 compared to £9,560 million at 31 December 2011.  The value of mortgages subject to forbearance (reduced contractual monthly payment treatment) reduced from £3,923 million (1.2 per cent) at 31 December 2011 to £2,706 million (0.8 per cent) at 31 December 2012.

The number of customers entering into arrears was 7 per cent lower in 2012 in comparison with 2011.

Mortgages greater than three months in arrears (excluding repossessions)

Greater than three months in arrears (excluding repossessions)	Number of cases		Total mortgage accounts %		Value of debt1		Total mortgage balances %
	2012	2011	2012	2011	2012	2011	2012	2011
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	55,905	53,734	2.2	2.0	6,287	5,988	2.5	2.3
Buy to let	7,306	7,805	1.6	1.8	1,033	1,145	2.1	2.4
Specialist	13,262	13,677	7.6	7.5	2,317	2,427	9.1	8.9
Total	76,473	75,216	2.4	2.3	9,637	9,560	3.0	2.9

1	Value of debt represents total book value of mortgages in arrears.

The stock of repossessions decreased to 2,438 cases at 31 December 2012 compared to 3,054 cases at 31 December 2011.

ADDITIONAL ANALYSIS (continued)

Secured loan to value analysis
The average indexed loan to value (LTV) on the mortgage portfolio at 31 December 2012 increased to 56.4 per cent compared with 55.9 per cent at 31 December 2011.  The average LTV for new mortgages and further advances written in 2012 was 62.6 per cent compared with 62.1 per cent for 2011.

The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 11.7 per cent (£37,811 million) as at 31 December 2012, compared with 12.0 per cent (£39,729 million) at 31 December 2011.  The tables below show LTVs across the principal mortgage portfolios.

Actual and average LTVs across the Retail mortgage portfolios

At 31 December 2012	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	31.9	12.8	14.7	27.6
60% to 70%	12.8	12.9	9.7	12.6
70% to 80%	18.3	26.2	17.2	19.4
80% to 90%	16.6	16.5	19.1	16.8
90% to 100%	10.5	15.4	18.5	11.9
Greater than 100%	9.9	16.2	20.8	11.7
Total	100.0	100.0	100.0	100.0
Average loan to value:2
Stock of residential mortgages	52.7	73.6	72.6	56.4
New residential lending	62.3	64.5	n/a	62.6
Impaired mortgages	72.2	99.3	88.1	78.3

At 31 December 2011	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	32.5	12.7	14.6	28.1
60% to 70%	12.7	13.0	10.1	12.5
70% to 80%	17.2	24.1	17.2	18.2
80% to 90%	16.0	17.3	19.3	16.5
90% to 100%	11.2	17.1	19.0	12.7
Greater than 100%	10.4	15.8	19.8	12.0
Total	100.0	100.0	100.0	100.0
Average loan to value:2
Stock of residential mortgages	52.2	74.0	72.6	55.9
New residential lending	61.4	65.8	n/a	62.1
Impaired mortgages	72.0	99.8	88.0	78.4

1	Specialist lending is closed to new business and is in run-off.
2	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

ADDITIONAL ANALYSIS (continued)

Unsecured
The impairment charge on unsecured loans and advances to customers reduced by £614 million in 2012 to £893 million compared with 2011.  The impairment charge as a percentage of annualised average loans and advances to customers decreased to 3.74 per cent in 2012 from 5.65 per cent in 2011.

A combination of reduced demand from customers for new unsecured borrowing, and existing customers continuing to reduce their personal indebtedness contributed to loans and advances to customers reducing by £2,066 million since 31 December 2011 to £22,698 million at 31 December 2012.

Impaired loans decreased by £371 million since 31 December 2011 to £1,999 million at 31 December 2012 which represented 8.8 per cent of closing loans and advances to customers, compared with 9.6 per cent at 31 December 2011.  The reduction in impaired loans is a result of the Group's sustainable risk appetite and ongoing effective portfolio management.  Retail's exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers' changing financial circumstances.

Impairment provisions decreased by £348 million, compared with 31 December 2011.  This reduction was driven by fewer assets entering arrears and recoveries assets being written down to the present value of future expected cash flows.  Impairment provisions as a percentage of impaired loans in collections decreased to 82.6 per cent at 31 December 2012 from 86.5 per cent at 31 December 2011.

ADDITIONAL ANALYSIS (continued)

Credit risk - Commercial Banking

Overview

•      Impairment charges were £2,946 million in 2012 down from £4,210 million in 2011.  The decrease in the underlying impairment charge was primarily driven by lower charges in Australasia and in Acquisition Finance.  The reduction was partly offset by further deterioration in the Shipping portfolio as a result of weak markets.

•      The fall in the impairment charge reflects generally stable obligor credit quality overall, with the low interest rate environment helping to maintain defaults at a lower level, despite weaker consumer confidence in a number of sectors.  The credit risk appetite approach is through the cycle helping to ensure that new business written is of good quality.

• Core impairment charges as an annualised percentage of average loans and advances to customers reduced to 0.67 per cent compared to 0.95 per cent at 31 December 2011.

•      Forbearance is well controlled and managed, and any such cases are quickly identified and managed appropriately under the Group's Credit Risk Classification framework.  The value of assets transferring into the Business Support Unit (BSU) has reduced by 37 per cent during 2012.

•      As a percentage of total loans and advances to customers, non-core loans and advances reduced to 28 per cent at 31 December 2012 (35 per cent at 31 December 2011).  As a percentage of total impaired loans, non-core impaired loans reduced to 75 per cent (80 per cent at 31 December 2011).

Impairment charge

	2012	2011	Change
	£m	£m	%

Core	704	1,055	33
Non-core	2,242	3,155	29
Total impairment charge	2,946	4,210	30

Core impairment charge as a % of average advances	0.67%	0.95%	(28)bp
Non-core impairment charge as a % of average advances	4.28%	4.60%	(32)bp
Impairment charge as a % of average advances	1.85%	2.32%	(47)bp

Impairment charges have decreased 30 per cent compared with 2011 driven by lower charges in Australasia and leveraged lending in Acquisition Finance, which was partly offset by further deterioration in the Shipping portfolios as a result of a weak market.  The low interest rate environment is helping to maintain defaults at a lower level.

Core impairments in 2012 were 33 per cent lower compared to 2011.  This is primarily attributable to lower impairments in some core portfolios, including Mid Markets, Corporate and SME.  In Mid Markets and Corporate there were specific large impairments in these portfolios during 2011, which were not repeated in 2012.

As a result, core impairment charges as an annualised percentage of average loans and advances to customers, reduced to 0.67 per cent compared to 2011 (0.95 per cent).

Non-core impairments were also lower, driven mainly by lower charges on non-core Acquisition Finance and Australasian exposures, partially offset by further deterioration in the Shipping portfolio due to a weak market.  There was a significant deterioration in the leveraged market during the first half of 2011 which has not been repeated during 2012.  A significant portion of the Australasian impaired portfolio was disposed of in 2011 and 2012, and the residual portfolio is considered better quality.

ADDITIONAL ANALYSIS (continued)

Impaired loans and provisions
The overall quality of the Commercial Banking portfolio continues to improve.  Despite a reducing portfolio, as a percentage of closing loans and advances to customers, impaired loans decreased to 16.6 per cent from 19.5 per cent at 31 December 2011.

Commercial Banking's impaired loans reduced by £9,152 million to £23,965 million compared with 31 December 2011.  The reduction is due to write-offs on irrecoverable assets, the sale of previously impaired assets, net repayments and transfers out of Business Support Unit more than offsetting the flow of newly impaired assets into Business Support Unit.  Furthermore, the flow of assets into impaired status was lower during 2012 compared to 2011.

Impairment provisions as a percentage of impaired loans increased to 41.7 per cent from 41.3 per cent at 31 December 2011 as Business Support Unit was successful in selling a number of impaired assets which generally had lower coverage levels.  The Business Support Unit portfolio continues to reduce as a result of robust and proactive risk management.

Core impaired loans reduced by £807 million to £5,907 million compared with 31 December 2011.  This arose from a number of factors, including the sale of previously impaired assets.  An increase in the core coverage ratio to 48.5 per cent from 47.3 per cent at 31 December 2011 was seen as a result of a few specific cases.  As a percentage of closing core advances, core impaired loans reduced to 5.6 per cent compared to 6.1 per cent at 31 December 2011.

Non-core impaired loans reduced by £8,345 million to £18,058 million compared with 31 December 2011.  The reduction reflects write offs and asset sales of previously impaired assets, partly offset by new to impaired loans, especially in Corporate Real Estate BSU as a result of our proactive stance to ensure our secondary real estate portfolio is appropriately managed.  Non-core impairment provisions as a percentage of non-core impaired loans reduced marginally to 39.4 per cent from 39.8 per cent at 31 December 2011.  A reduction was also seen in Corporate Real Estate BSU (36.7 per cent compared to 37.0 per cent at 31 December 2011), due to the high level of provision coverage on previously impaired assets which were either sold or written-off during 2012, and a lower impairment rate on newly impaired assets, although this was offset partially by additional charges on previously impaired assets.  As a percentage of closing non-core advances, impaired loans increased to 45.3 per cent from 43.9 per cent at 31 December 2011.  The increase was driven by Corporate Real Estate BSU with weak market conditions resulting in existing Corporate Real Estate BSU managed unimpaired connections transferring to impaired status.

Non-core impairment provisions as a percentage of non-core impaired assets are lower than core, mainly a factor of the asset mix, where the non-core portfolios are heavily weighted towards real estate and real estate related portfolios with higher collateral levels against lending.

ADDITIONAL ANALYSIS (continued)

Impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Commercial	30,443	2,713	8.9	826	30.4
Wholesale	114,327	21,252	18.6	9,158	43.1
Total Commercial Banking	144,770	23,965	16.6	9,984	41.7
Reverse repos	5,087
Impairment provisions	(9,984)
Fair value adjustments	(131)
Total	139,742

Loans and advances to banks	7,580
Debt securities	5,261
Available-for-sale financial assets	4,345

At 31 December 2011
Commercial	29,681	2,915	9.8	880	30.2
Wholesale	140,283	30,202	21.5	12,813	42.4
Total Commercial Banking	169,964	33,117	19.5	13,693	41.3
Reverse repos	16,836
Impairment provisions	(13,693)
Fair value adjustments	(668)
Total	172,439

Loans and advances to banks	8,461
Debt securities	12,490
Available-for-sale financial assets	12,554

1	Includes collective unimpaired provisions of £894 million (31 December 2011: £1,213 million).

ADDITIONAL ANALYSIS (continued)

Core Impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Commercial	29,357	2,680	9.1	814	30.4
Wholesale	75,510	3,227	4.3	2,052	63.6
Total Commercial Banking	104,867	5,907	5.6	2,866	48.5
Reverse repos	5,087
Impairment provisions	(2,866)
Fair value adjustments	-
Total core	107,088

Loans and advances to banks	7,132
Debt securities	536
Available-for-sale financial assets	1,818

At 31 December 2011
Commercial	28,289	2,885	10.2	858	29.7
Wholesale	81,520	3,829	4.7	2,317	60.5
Total Commercial Banking	109,809	6,714	6.1	3,175	47.3
Reverse repos	16,836
Impairment provisions	(3,175)
Fair value adjustments	(60)
Total core	123,410

Loans and advances to banks	8,161
Debt securities	190
Available-for-sale financial assets	3,154

1	Includes collective unimpaired provisions of £545 million (31 December 2011: £637 million).

ADDITIONAL ANALYSIS (continued)

Non-core Impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Corporate Real Estate BSU2	15,701	12,060	76.8	4,424	36.7
Specialised Lending	15,018	2,679	17.8	1,135	42.4
Other	9,184	3,319	36.1	1,559	47.0
Total Commercial Banking	39,903	18,058	45.3	7,118	39.4
Reverse repos	-
Impairment provisions	(7,118)
Fair value adjustments	(131)
Total non-core	32,654

Loans and advances to banks	448
Debt securities	4,725
Available-for-sale financial assets	2,527

At 31 December 2011
Corporate Real Estate BSU2	21,055	15,069	71.6	5,579	37.0
Specialised Lending	20,387	4,822	23.7	1,615	33.5
Other	18,713	6,512	34.8	3,324	51.0
Total Commercial Banking	60,155	26,403	43.9	10,518	39.8
Reverse repos	-
Impairment provisions	(10,518)
Fair value adjustments	(608)
Total non-core	49,029

Loans and advances to banks	300
Debt securities	12,300
Available-for-sale financial assets	9,400

1	Includes collective unimpaired provisions of £349 million (31 December 2011: £576 million).
2	Corporate Real Estate BSU includes direct real estate and other real estate related sectors (such as hotels, care homes and housebuilders).

Core

Commercial
The Commercial portfolio credit quality remains stable and impairment charges have fallen over the last 12 months to £252 million in 2012 from £296 million in 2011.  The decrease reflects the continued benefits of the low interest rate environment, which has helped to maintain defaults at a lower level, and the continued application of the Group's prudent risk appetite and through the cycle credit policy that has proven itself appropriate for both customers and the Group.

Supporting its clients through the cycle remains a key aim and the Group continues to operate control and monitoring activities which play an important role in identifying customers showing early signs of financial stress and bringing them into the Group's support model so prompt and supporting actions can be taken.

ADDITIONAL ANALYSIS (continued)

Wholesale
Overall obligor quality remains stable, and impairment charges reduced over the last 12 months to £452 million in 2012 from £759 million in 2011.

The £75.5 billion of gross loans and advances to customers in the Wholesale core portfolio is structured across a number of different coverage segments delivered via a suite of core banking products from Lending and Transaction Banking to Financial Markets and Capital Markets.  These include:

Mid Markets- the businesses are predominantly UK focused and several sectors have continued to face challenging trading conditions in the face of domestic economic performance, weak consumer sentiment and public sector austerity measures.  The Retail, Leisure, Construction and Care sectors have shown the most evident stress, although there is wide disparity between the performance of the stronger and weaker businesses in each of these areas.  The Group's through the cycle risk appetite has helped ensure that the portfolio quality has remained relatively stable.

Global Corporates - the core portfolio continues to be predominantly investment grade focused, the overall portfolio asset quality remains strong and Major Corporate balance sheets continue to de-lever.  This year has seen a limited number of mergers and acquisitions.  These are being selectively targeted by Corporates, with conservative structuring approaches being adopted, and subsequent focus on rapid de-leveraging.  The Group continues to see softness in sectors such as Media, Retail, Leisure and Construction across the UK and Continental Europe.  Public sector austerity continues to impact on recovery prospects, although the long lead-in times to these cuts have allowed Corporates to adjust their own structures and cost bases.

Financial Institutions - Commercial Banking maintains relationships with many major financial institutions throughout the world.  These relationships are either client focused or held to support the Group's funding, liquidity and general hedging requirements.  Trading exposures continue to be predominantly short-term and/or collateralised with inter bank activity mainly undertaken with strong investment grade counterparties.  The Eurozone crisis continued during 2012 and continues to require very close portfolio scrutiny and oversight.  Detailed contingency plans are in place and continuously refined, whilst exposures to Financial Institutions domiciled in peripheral Eurozone countries in particular have been further reduced and are being managed within tight risk parameters.

Acquisition Finance (leveraged lending) - the Group's core portfolio is performing in line with expectations given the economic environment.  Many customers are prepaying facilities ahead of schedule.  The portfolio is predominantly within the good book business and all such loans are performing.  The Group continues to write new business within its through the cycle credit risk appetite parameters.

Project Finance - principally focuses on lending to large scale UK Infrastructure.  The Good book accounts for over 95 per cent of the portfolio which is representative of the quasi government cashflow or monopolistic nature of the assets.  Good book assets are performing well and have shown resilience to economic cyclicality.

Sales and Trading - acts as the link between the wholesale markets and the Group's balance sheet management activities providing pricing and risk management solutions to both internal and external clients.  The portfolio comprises £5.8 billion of loans and advances to banks, £1.7 billion of available-for-sale debt securities and £2.8 billion of loans and advances to customers (excluding reverse repos).  Sales and Trading actively manages the government bond portfolio which is now almost solely AAA/AA rated. Exposure to the weaker Eurozone sovereigns has been managed down to a de minimis level given continued concerns over market conditions across the Eurozone.

The majority of Sales and Trading's funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a collateralised basis, such as repos facing a Central Counterparty (CCP).  Derivative transactions with Financial Institution counterparties are typically collateralised under a credit support annex in conjunction with the ISDA Master Agreement.  During 2012 the Group continued to consolidate its counterparty risk via CCP's as part of an ongoing move to reduce counterparty risk by clearing standardised derivative contracts.

ADDITIONAL ANALYSIS (continued)

Non-core

Corporate Real Estate Business Support Unit
Strong progress has been maintained in reducing the non-core Corporate Real Estate BSU portfolio with the gross loans and advances falling to £15.7 billion (2011: £21.1 billion) which is ahead of expectations.  This is primarily due to the momentum on asset disposals which totalled around £4 billion net cash proceeds in the year despite the declining volume of transactions in the regional markets.  There has been a material reduction in the level of gross loans and advances through disposals (including write-offs) since 30 June 2009.  The full year non-core Corporate Real Estate BSU impairment charge has continued its downward trend to £1.2 billion (2011: £1.3 billion), despite the difficult market conditions.

Over 75 per cent of the non-core Corporate Real Estate BSU portfolio consists of distressed or sub standard direct real estate loans.  The remainder relates to loans to other real estate related sectors, supported by trading activities (such as housebuilders, hotels and care homes), with assets managed by specialist teams.

The portfolio remains regionally focused with real estate asset quality that is largely secondary and tertiary in nature.  However, these assets have been the subject of significant and frequent review, and have been impaired to appropriate levels.

The profile of the Group's portfolio allows the Group flexibility to consider asset disposal, loan sales or repayments through the now embedded property asset management platforms and has allowed the Group to attract liquidity from different counterparties in a demanding environment.  Over the last three years Corporate Real Estate BSU has reduced non-core gross loan exposure by approximately £21 billion.  In 2012, disposals outside London accounted for over 70 per cent of Corporate Real Estate BSU's disposals by value and over 90 per cent by number.  This is higher than the general market experience.

Corporate Real Estate BSU has continued to execute its active asset management programme of this complex portfolio making strong progress in a difficult real estate market.  The principal aim is to minimise losses for the Group and to support the Group's clients through difficult periods.  This activity can involve the restructuring of loans, seeking deleverage through asset sales and other sale initiatives.  A consensual route with its clients is always the Group's preferred option.

Values in the Commercial Real Estate market have trended downwards over the 12 months, falling on average by 4.2 per cent on the same period last year.  Investment volumes have by and large been steady, though investor appetite has been concentrated on London.  Although values in London continue to climb and are 39 per cent above their 2009 trough, non-London asset values are struggling and are now only 5 per cent above their 2009 trough.  With a continuing high level of loan maturities due over the next few years, refinancing risk remains a market wide risk, although loans in non-core Corporate Real Estate BSU are predominantly bilateral.  In assessing the Group's impairment provisions, allowance is taken for the Group's greater proportion of secondary real estate assets.  Consequently a steeper fall in real estate prices, compared to the general market index expectations, is used to calculate impairment provisions.

Specialised Lending
Loans and advances to customers of £15.0 billion largely comprise balances in the Structured Corporate Finance portfolio, which includes the portion of the Acquisition Finance (leveraged lending) portfolio which falls into non-core since it is outside the Group's risk appetite, and the non-core Asset Based Finance portfolios (Ship Finance, Aircraft Finance and Rail Capital).  Whilst the effects of subdued UK economic conditions and refinancing risks continues to be felt in this portion of the Acquisition Finance portfolio, the non-core portfolio is now smaller in size and has a generally lower risk profile than in previous reporting periods which led to a significantly lower impairment charge during 2012 compared to 2011.

ADDITIONAL ANALYSIS (continued)

The non-core Acquisition Finance portfolio is approximately 75 per cent managed in Business Support Unit reflecting its relatively high risk parameters, with significant loan maturities due in the next few years.  In Ship Finance, the tankers, dry bulk and containers sectors remained challenging in 2012.  The Ship Finance portfolio is non-core and as such projects have been successfully completed to accelerate exits when deemed in the best interest of the Group with further planning at an advanced stage to facilitate early exits where opportunities arise during 2013.  In December 2012, the Group sold its Rail Finance rolling stock operating lease businesses and made a managed disposal of its US aircraft exposure.  These reduced the Group's non-core assets and eliminated the operational and residual value risk related to these assets.

Specialised Lending also includes a small non-core equity business and a significantly reduced Treasury Assets portfolio.  Following a number of material disposals during 2012, the non-core drawn assets representing equity risk now only totals £0.7 billion.  The Treasury Asset legacy investment portfolio mainly encompasses a portfolio of Asset-Backed Securities and financial institution Covered Bond positions.  This portfolio size continues to be actively reduced through asset sales and from bond maturities.  Further details of Commercial Banking's Asset-Backed Securities portfolio is provided in note 15 on page 153 of the Statutory Information.

Other
Loans and advances to customers of £9.2 billion largely comprise balances in non-core Australian Corporate £2.3 billion, Wholesale Europe £2.2 billion and Entrepreneurs £2.0 billion businesses.  The Group significantly reduced its exposure and impaired assets in its Australasian business by £3.4 billion and £2.2 billion respectively during 2012, largely due to asset sales including the successful disposal of a £0.8 billion portfolio of impaired Australasian real estate loans.  Net CRE exposure in Australia now only totals £0.1 billion at 31 December 2012 (2011: £1.3 billion).  The Group was also successful in reducing its Wholesale Europe non-core exposure during 2012, with disposals of £0.4 billion in the period.

ADDITIONAL ANALYSIS (continued)

Secured loan to value analysis for UK Direct Real Estate lending in Commercial Banking
The Group classifies Direct Real Estate as exposure which is directly supported by cashflows from property activities, as opposed to trading activities (such as hotels, care homes and housebuilders).  The Group manages its exposures to Direct Real Estate in a number of different business units.

UK Direct Real Estate in the Good Book -The Group's good book exposure incorporates core and non-core, and totalled £18.0 billion at 31 December 2012.  Approximately three quarters related to commercial real estate with the remainder mostly residential real estate.  A large element of the residential exposure is to professional landlords in the Group's SME business, where performance has been good.  The entire good book portfolio has been fully reviewed and is performing acceptably.  Approximately two thirds of the core commercial real estate portfolio was originated under heritage Lloyds TSB credit risk criteria.  The Group's risk appetite requires it to look first at the underlying cashflows as part of credit assessment, alongside key requirements for good quality counterparties and a well spread tenant profile.  The Group considers the value in security taken as a secondary repayment source, although its origination parameters for loan to values (based on heritage Lloyds TSB risk appetite) are considered through the cycle.

UK Direct Real Estate in Business Support Units - The Group's Business Support portfolios consist of £12.7 billion gross (£8.8 billion net of impairment) of UK Direct Real Estate loan exposure at 31 December 2012.  This incorporates both core and non-core UK direct real estate exposure.

Loan to value ratios (indexed or actual if within last 12 months) for the Group's largest transactions (over £5 million) are detailed in the table below.  The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each transaction and the value of the collateral held.  In the case of impaired UK direct real estate exposures (over £5 million) there is a net property collateral shortfall of approximately £0.2 billion.  This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees.  For the Good Book, unsecured and over 100 per cent LTV lending mainly comprises lending supported by either the strength of the obligors balance sheet or a strong parent. The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available.  These include use of market indexes, models and subject matter expert judgement.

LTVs - UK Direct Real Estate	Good Book loans and advances (gross)		Business Support loans and advances (gross)
	2012	2012	2012	2012
	£m	%	£m	%

Exposures > £5 million:
Less than 60%	3,536	42	402	4
61% to 70%	1,891	22	308	3
71% to 80%	1,738	21	495	5
81% to 100%	351	4	2,690	26
101% to 125%	229	3	1,546	15
More than 125%	23	-	4,362	43
Unsecured	677	8	431	4
	8,445	100	10,234	100
Exposures < £5 million	9,591		2,474
Total	18,036		12,708

ADDITIONAL ANALYSIS (continued)

Credit risk - Wealth, Asset Finance and International

Overview
• In 2012 Wealth, Asset Finance and International impairment charges fell significantly compared to 2011 predominantly reflecting reductions in the Ireland (wholesale and retail) portfolio.

•     In the Irish wholesale portfolio, 85.2 per cent (31 December 2011: 84.3 per cent) is now impaired with a coverage ratio of 68.0 per cent (31 December 2011: 61.1 per cent), primarily reflecting continued deterioration in the Irish commercial property market.  Net exposure in Ireland wholesale has reduced to £5.4 billion (31 December 2011: £8.6 billion).

• In the Irish retail mortgage portfolio, impairment provisions as a percentage of impaired loans increased to 71.2 per cent (31 December 2011: 70.4 per cent).

Impairment charge

	2012	2011	Change
	£m	£m	%

Wealth	23	33	30
International:
Ireland retail	108	511	79
Ireland wholesale	1,137	2,676	58
Spain retail	51	59	14
Netherlands retail	23	21	(10)
Asia retail	35	7
Latin America and Middle East	(33)	65
	1,321	3,339	60
Asset Finance:
United Kingdom	121	200	40
Australia	15	32	53
	136	232	41
Total impairment charge	1,480	3,604	59

Impairment charge as a % of average advances	3.12%	6.48%	(3.36)pp

Core impairment charge

	2012	2011	Change
	£m	£m	%

Wealth	23	33	30
International	-	-
Asset Finance	(1)	-
Core impairment charge	22	33	33

Core impairment charge as a % of average advances	0.45%	0.60%	(15)bp

Non-core impairment charge

	2012	2011	Change
	£m	£m	%

Wealth	-	-
International	1,321	3,339	60
Asset Finance	137	232	41
Non-core impairment charge	1,458	3,571	59

Non-core impairment charge as a % of average advances	3.42%	7.11%	(3.69)pp

ADDITIONAL ANALYSIS (continued)

Impaired loans and provisions
Total impaired loans decreased by £4,322 million to £14,008 million compared with £18,330 million at 31 December 2011 and as a percentage of closing loans and advances to customers decreased to 32.6 per cent from 35.6 per cent at 31 December 2011.  This is primarily driven by reductions in Ireland wholesale.

Impairment provisions as a percentage of impaired loans increased to 67.5 per cent from 61.7 per cent at 31 December 2011.  The increase was driven by the International portfolios.

Impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	4,325	284	6.6	73	25.7
International:
Ireland retail	6,656	1,534	23.0	1,111	72.4
Ireland wholesale	12,875	10,967	85.2	7,463	68.0
Spain retail	1,458	104	7.1	94	90.4
Netherlands retail	5,689	79	1.4	41	51.9
Asia retail	1,978	80	4.0	46	57.5
Latin America and Middle East	46	36	78.3	31	86.1
	28,702	12,800	44.6	8,786	68.6
Asset Finance:
United Kingdom	5,848	885	15.1	541	61.1
Australia	4,052	39	1.0	53
	9,900	924	9.3	594	64.3
Total gross lending	42,927	14,008	32.6	9,453	67.5
Impairment provisions	(9,453)
Fair value adjustments	(28)
Total	33,446

At 31 December 2011
Wealth	4,865	231	4.7	74	32.0
International:
Ireland retail	7,036	1,415	20.1	1,034	73.1
Ireland wholesale	17,737	14,945	84.3	9,133	61.1
Spain retail	1,604	99	6.2	63	63.6
Netherlands retail	6,259	62	1.0	30	48.4
Asia retail	2,180	55	2.5	18	32.7
Latin America and Middle East	612	211	34.5	144	68.2
	35,428	16,787	47.4	10,422	62.1
Asset Finance:
United Kingdom	7,162	1,217	17.0	746	61.3
Australia	4,051	95	2.3	65	68.4
	11,213	1,312	11.7	811	61.8
Total gross lending	51,506	18,330	35.6	11,307	61.7
Impairment provisions	(11,307)
Fair value adjustments	(42)
Total	40,157

1	Impairment provisions include collective unimpaired provisions.

ADDITIONAL ANALYSIS (continued)

Core impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	4,325	284	6.6	73	25.7
International	-	-		-
Asset Finance	1,090	67	6.1	12	17.9
Total gross lending	5,415	351	6.5	85	24.2
Impairment provisions	(85)
Fair value adjustments	-
Total core	5,330

At 31 December 2011
Wealth	4,865	231	4.7	74	32.0
International	133	14	10.5	4	28.6
Asset Finance	245	95	38.8	25	26.3
Total gross lending	5,243	340	6.5	103	30.3
Impairment provisions	(103)
Fair value adjustments	-
Total core	5,140

1	Impairment provisions include collective unimpaired provisions.

Non-core impairments on loans and advances

At 31 December 2012	Loans and advances to customers	Impaired loans	Impaired loans as a % of closing advances	Impairment provisions1	Impairment provisions as a % of impaired loans
	£m	£m	%	£m	%

Wealth	-	-		-
International	28,702	12,800	44.6	8,786	68.6
Asset Finance	8,810	857	9.7	582	67.9
Total gross lending	37,512	13,657	36.4	9,368	68.6
Impairment provisions	(9,368)
Fair value adjustments	(28)
Total non-core	28,116

At 31 December 2011
Wealth	-	-		-
International	35,295	16,773	47.5	10,418	62.1
Asset Finance	10,968	1,217	11.1	786	64.6
Total gross lending	46,263	17,990	38.9	11,204	62.3
Impairment provisions	(11,204)
Fair value adjustments	(42)
Total non-core	35,017

1	Impairment provisions include collective unimpaired provisions.

ADDITIONAL ANALYSIS (continued)

Wealth
Total impaired loans increased by £53 million to £284 million compared with £231 million at 31 December 2011.  Impairment provisions as a percentage of closing loans and advances decreased to 25.7 per cent from 32.0 per cent at 31 December 2011.  The impairment charge for 2012 was £23 million.  The impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 0.51 per cent compared with 0.67 per cent in 2011.

International
Ireland
Total impaired loans decreased by £3,859 million, or 24 per cent to £12,501 million compared with £16,360 million at 31 December 2011.  The reduction is driven primarily by Commercial Real Estate and Corporate loans.  Impaired loans as a percentage of closing loans and advances decreased to 64.0 per cent from 66.0 per cent at 31 December 2011.  Continuing weakness in the Irish real estate markets resulted in a further increase in Ireland wholesale coverage in 2012 to 68.0 per cent from 61.1 per cent.

Impairment charges decreased by £1,942 million to £1,245 million compared to 2011 as the rate of increase in newly impaired loans fell during 2012.  Impairment charges as an annualised percentage of average loans and advances to customers decreased to 5.53 per cent from 11.93 per cent in 2011.

Impairments on loans and advances - Ireland

	At 31 December 2012			At 31 December 2011
	Loans and advances to customers	Impaired loans	Provisions	Loans and advances to customers	Impaired loans	Provisions
	£m	£m	£m	£m	£m	£m

Commercial Real Estate	7,408	6,720	4,695	10,872	9,807	6,194
Corporate	5,467	4,247	2,768	6,865	5,138	2,939
Retail	6,656	1,534	1,111	7,036	1,415	1,034
Total Ireland	19,531	12,501	8,574	24,773	16,360	10,167

The most significant contribution to impairment in Ireland is the Commercial Real Estate portfolio.  Within the Commercial Real Estate portfolio, 90.7 per cent of the portfolio is now impaired (compared to 90.2 per cent at 31 December 2011).  The average impairment coverage ratio has increased in the year to 69.9 per cent (63.2 per cent 31 December 2011) reflecting the continued deterioration in the Irish commercial property market.  Mortgage lending at 31 December 2012 comprised 99.5 per cent of the retail portfolio with impairment coverage on the mortgage portfolio at 71.2 per cent (31 December 2011: 70.4 per cent).  Impaired loans on the retail portfolio increased by £119 million in 2012 compared to a £545 million increase in 2011.  The reduction in growth of impaired loans is primarily due to a less uncertain economic environment.

The Group continued to reduce its exposure to Ireland.  Gross loans and advances reduced by £5,242 million during 2012 mainly due to write offs of £2.5 billion, disposals of £1.4 billion and net repayments of £0.7 billion.

£1,413 million of gross wholesale lending within the Commercial Real Estate and Corporate portfolios relates to sterling loans secured on UK property.

ADDITIONAL ANALYSIS (continued)

Secured loan to value analysis for Commercial Real Estate lending in Ireland Wholesale

Loan to value ratios (indexed or actual if within last 18 months) for the Group's largest transactions (over €5 million) are detailed in the table below.  The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each transaction and, the value of the collateral held.  In the case of impaired Ireland commercial real estate exposures (over €5 million) there is a net property collateral shortfall of approximately £0.3 billion.  This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees.  As a result of the market environment, market-based information on valuations is limited.  The Group therefore makes use of a variety of methodologies to assess the value of property collateral.  These include use of market indexes, models and subject matter expert judgement.

	Loans and advances (gross)
	2012	2012
	£m	%

Exposures > €5 million:
Less than 60%	119	2
61% to 70%	20	-
71% to 80%	27	-
81% to 100%	165	3
101% to 125%	182	3
More than 125%	4,927	81
Unsecured	674	11
	6,114	100
Exposures < €5 million	1,294
Total	7,408

Other International
Total impaired loans decreased by £128 million to £299 million compared with £427 million at 31 December 2011 and as a percentage of closing loans and advances decreased to 3.3 per cent from 4.0 per cent at 31 December 2011.  The reduction in impaired loans is driven by Latin America and Middle East.  Impairment provisions as a percentage of impaired loans have increased in Spain Retail, Netherland Retail and Asia Retail, against a backdrop of falling residential property prices.

Asset Finance
United Kingdom - the UK Asset Finance impairment charge reduced by 40 per cent to £121 million (of which 100 per cent related to non-core assets) driven by strong credit management and improving credit quality.  The retail portfolio saw more customers meeting their payment arrangements resulting in a lower proportion of people falling into arrears.  The retail impairments also benefited from debt sale activity during the course of the year.  The number of defaults in all areas of the commercial and corporate lending book was low relative to the last three years, reflecting effective previous and ongoing credit risk management actions.

Australia - Impaired loans decreased by £56 million to £39 million compared with £95 million at 31 December 2011 and as a percentage of closing loans and advances decreased to 1.0 per cent from 2.3 per cent at 31 December 2011.  The impairment charge has also reduced materially by 53 per cent to £15 million.  The Asset Finance business continues to benefit from strong credit management and improving credit quality supported by a resilient Australian economy.

ADDITIONAL ANALYSIS (continued)

Exposures to Eurozone countries

The following section summarises the Group's direct exposure to Eurozone countries as at 31 December 2012.  The exposures comprise on-balance sheet exposures based on their balance sheet carrying values and off-balance sheet exposures, and are based on the country of domicile of the counterparty unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions, corporates and individuals.

Identified indirect exposure information is also taken into account when setting limits and determining credit risk appetite for individual counterparties.  This forms part of the Group's credit analysis undertaken at least annually for counterparty and sector reviews, with interim updates performed as necessary.  Interim updates would usually be triggered by specific credit events such as rating downgrades, sovereign events or other developments such as spread widening.  Examples of indirect risk which have been identified are: European banking groups with lending and other exposures to certain Eurozone countries; corporate customers with operations or significant trade in certain European jurisdictions; major travel operators known to operate in certain Eurozone countries; and international banks with custodian operations based in certain European locations.

The Group Financial Stability Forum (GFSF) has been established in order to monitor developments within the Eurozone, carry out stress testing through detailed scenario analysis and complete appropriate due diligence on the Group's exposures.

The GFSF has carried out a number of scenario analyses and rehearsals to test the Group's resilience in the event of further instability in certain Eurozone countries.  The Group has developed and refined pre-determined action plans that would be executed in such scenarios.  The plans set out governance requirements and responsibilities for the key actions which would be carried out and cover risk areas such as payments, liquidity and capital, communications, suppliers and systems, legal, credit, delivery channels and products, employees and the impact on customers.

The Group has included certain amounts on a net basis to better reflect the overall risk to which the Group is exposed.  The gross IFRS reported values for the exposures to Ireland, Spain, Portugal, Greece and Italy are detailed in the following tables.  Derivative balances are included within exposures to financial institutions or corporates, as appropriate, at fair value adjusted for master netting agreements at obligor level and net of cash collateral in line with legal agreements.  Exposures in respect of reverse repurchase agreements are included on a gross IFRS basis and are disclosed based on the counterparty rather than the collateral (repos and stock lending are excluded); reverse repurchase exposures are not, therefore, reduced as a result of collateral held.  Exposures to central clearing counterparties are shown net.

For multi-country asset backed securities exposures, the Group has reported exposures based on the largest country exposure.  The country of exposure for asset backed securities is based on the location of the underlying assets not on the domicile of the issuer, which are predominantly residential mortgages.

In the first quarter of the year, the Group drew €13.5 billion (the Sterling equivalent of which at the date of drawdown was £11.2 billion) under the European Central Bank's Long-Term Refinancing Operation facility for an initial term of three years, to part fund a pool of non-core euro denominated assets.

ADDITIONAL ANALYSIS (continued)

Exposures to Ireland, Spain, Portugal, Greece and Italy
The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of the selected countries.

	Sovereign debt				Asset backed securities	Corporate	Personal	Insurance assets	Total
Direct sovereign exposures		Cash at central banks	Financial institutions
			Banks	Other
At 31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Ireland	-	-	115	644	305	5,972	5,559	111	12,706
Spain	5	14	1,170	7	132	2,110	1,472	25	4,935
Portugal	-	-	118	-	224	187	10	-	539
Greece	-	-	-	-	-	277	-	-	277
Italy	5	-	44	-	10	150	-	37	246
	10	14	1,447	651	671	8,696	7,041	173	18,703
At 31 December 2011
Ireland	-	-	207	272	376	8,894	6,027	68	15,844
Spain	17	35	1,692	7	375	2,955	1,649	39	6,769
Portugal	-	-	142	8	341	309	11	-	811
Greece	-	-	-	-	55	431	-	-	486
Italy	16	-	433	17	39	152	-	47	704
	33	35	2,474	304	1,186	12,741	7,687	154	24,614

Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.  Included within exposures to banks, and treated as available-for-sale assets, are covered bonds of £1.1 billion (31 December 2011: £1.7 billion).  The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collateralisation, with an overall weighted maturity of approximately four years.  Exposures to other financial institutions relate primarily to balances held within insurance companies and funds.  No impairments are held against these exposures.

At 31 December 2012, the Group's total gross derivative asset exposure to counterparties registered in the above countries was £754 million (31 December 2011: £775 million), offset by derivative liabilities of £278 million (31 December 2011: £204 million) and cash collateral held of £152 million (31 December 2011: £191 million).  Within the following detailed tables, derivative assets are included within the carrying value column, and derivative liabilities and cash collateral are included within the netting column.

Assets held by the Insurance business are shareholder assets and are held outside the with-profits and unit-linked funds.  Approximately £106 million (31 December 2011: £127 million) of these exposures relate to direct investments where the issuer is resident in Ireland, Spain, Portugal, Greece or Italy and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate.  The remaining exposures relate to interests in two funds domiciled in Ireland and administered by Scottish Widows Investment Partnership (the Global Liquidity Fund and the Short-Term Fund) where in line with the investment mandates, cash is invested in the money markets.  For these funds, the exposure is analysed on a look through basis to the underlying assets held and the Insurance business pro rata share of these assets rather than treating all the holding in the fund as exposure to Ireland.  Within the above exposures there are no sovereign exposures.

The Group continued to reduce its exposure to these countries and exposures have been proactively managed down in line with its risk appetite.  The Group's total exposure has reduced 24 per cent from £24,614 million to £18,703 million.

ADDITIONAL ANALYSIS (continued)

Ireland

	At 31 December 2012			At 31 December 2011
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Sovereign debt	-	-	-	-	-	-
Financial institutions - banks
Amortised cost	47	-	47	46	-	46
Net trading assets	7	-	7	-	-	-
Available-for-sale	53	-	53	136	-	136
Derivatives	188	(180)	8	216	(191)	25
	295	(180)	115	398	(191)	207
Financial institutions - other
Amortised cost	557	-	557	255	-	255
Net trading assets	86	-	86	5	-	5
Derivatives	4	(3)	1	12	-	12
	647	(3)	644	272	-	272
Asset backed securities
Amortised cost	216	-	216	221	-	221
Available-for-sale	89	-	89	155	-	155
	305	-	305	376	-	376
Corporate
Amortised cost	5,400	-	5,400	7,949	-	7,949
Derivatives	39	(1)	38	32	(1)	31
Off balance sheet exposures	534	-	534	914	-	914
	5,973	(1)	5,972	8,895	(1)	8,894
Personal
Amortised cost	5,559	-	5,559	6,027	-	6,027
Insurance assets	111	-	111	68	-	68
Total	12,890	(184)	12,706	16,036	(192)	15,844

The Group held impairment provisions of £6,597 million (2011: £7,961 million) against corporate amortised cost exposures and £1,111 million (2011: £1,034 million) against personal amortised cost exposures.  £34 million (2011: £170 million) was included in reserves in respect of available-for-sale securities included in the table above.

The Group has exposures to a structured vehicle incorporated in Ireland.  In accordance with the reporting protocol outlined above, the exposures classified as Bonds have been reported on the basis of the underlying country of risk, while other exposures have been reported against the country of registration of the structured vehicle.

The movement in the period within exposures to financial institutions is primarily due to reverse repurchase transactions secured primarily on UK gilts.

See page 104 for further details on Irish corporate and personal exposures.  The off-balance sheet exposures to corporates are principally undrawn facilities.

ADDITIONAL ANALYSIS (continued)

Spain

	At 31 December 2012			At 31 December 2011
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Sovereign debt
Direct sovereign exposures	5	-	5	17	-	17
Central bank balances	14	-	14	35	-	35
	19	-	19	52	-	52
Financial institutions - banks
Amortised cost	32	-	32	33	-	33
Available-for-sale	1,055	-	1,055	1,548	-	1,548
Net trading assets	64	-	64	59	-	59
Derivatives	197	(178)	19	175	(123)	52
	1,348	(178)	1,170	1,815	(123)	1,692
Financial institutions - other
Net trading assets	7	-	7	7	-	7

Asset backed securities
Amortised cost	31	-	31	211	-	211
Available-for-sale	101	-	101	164	-	164
	132	-	132	375	-	375
Corporate
Amortised cost	1,427	-	1,427	2,043	-	2,043
Net trading assets	1	-	1	20	-	20
Derivatives	197	(5)	192	174	(7)	167
Off balance sheet exposures	490	-	490	725	-	725
	2,115	(5)	2,110	2,962	(7)	2,955
Personal
Amortised cost	1,414	-	1,414	1,615	-	1,615
Off balance sheet exposures	58	-	58	34	-	34
	1,472	-	1,472	1,649	-	1,649
Insurance assets	25	-	25	39	-	39
Total	5,118	(183)	4,935	6,899	(130)	6,769

The Group held impairment provisions of £112 million (2011: £149 million) against corporate amortised cost exposures and £105 million (2011: £70 million) against personal amortised cost exposures.  £220 million (2011: £349 million) was included in reserves in respect of available-for-sale securities included in the table above.

Included within exposures to banks, and treated as available-for-sale assets are covered bonds of £1.1 billion (31 December 2011: £1.4 billion), which are ultimately secured on a pool of mortgage assets in the countries concerned and benefit from over-collateralisation and have an overall weighted maturity of approximately four years.  The Group has credit default swap positions referenced to banking groups domiciled in Spain (net short of £4.1 million), which are included in the balances detailed above, and unutilised and uncommitted money market lines and repo facilities of approximately £1.0 billion (31 December 2011: £1.1 billion) in respect of Spanish banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

The corporate exposure in Spain is mainly local lending (82 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (86 per cent) and commercial real estate portfolio (14 per cent).

Personal exposures within Spain are predominantly secured residential mortgages, where approximately half of the borrowers are expatriates.  Impaired lending represented 7 per cent (31 December 2011: 6 per cent) of the portfolio, with a coverage ratio of 90 per cent (31 December 2011: 64 per cent).

ADDITIONAL ANALYSIS (continued)

Portugal

	At 31 December 2012			At 31 December 2011
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Sovereign debt	-	-	-	-	-	-
Financial institutions - banks
Amortised cost	14	-	14	17	-	17
Net trading assets	20	-	20	-	-	-
Available-for-sale	83	-	83	124	-	124
Derivatives	5	(4)	1	7	(6)	1
	122	(4)	118	148	(6)	142
Financial institutions - other
Net trading assets	-	-	-	8	-	8

Asset backed securities
Amortised cost	119	-	119	208	-	208
Available-for-sale	105	-	105	133	-	133
	224	-	224	341	-	341
Corporate
Amortised cost	86	-	86	100	-	100
Derivatives	-	-	-	13	-	13
Off balance sheet exposures	101	-	101	196	-	196
	187	-	187	309	-	309
Personal	10	-	10	11	-	11
Insurance assets	-	-	-	-	-	-
Total	543	(4)	539	817	(6)	811

The Group held impairment provisions of £21 million (2011: £25 million) against corporate amortised cost exposures.  £55 million (2011: £160 million) was included in reserves in respect of available-for-sale securities included in the table above.

Exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

ADDITIONAL ANALYSIS (continued)

Greece

	At 31 December 2012			At 31 December 2011
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Sovereign debt	-	-	-	-	-	-
Financial institutions - banks	-	-	-	-	-	-
Financial institutions - other	-	-	-	-	-	-
Asset backed securities
Amortised cost	-	-	-	32	-	32
Available-for-sale	-	-	-	23	-	23
	-	-	-	55	-	55
Corporate
Amortised cost	249	-	249	364	-	364
Derivatives	12	-	12	19	-	19
Off balance sheet exposures	16	-	16	48	-	48
	277	-	277	431	-	431
Personal	-	-	-	-	-	-
Insurance assets	-	-	-	-	-	-
Total	277	-	277	486	-	486

The Group held impairment provisions of £40 million (2011: £43 million) against corporate amortised cost exposures.  In 2011, £21 million was included in reserves in respect of available-for-sale securities included in the table above.

The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

ADDITIONAL ANALYSIS (continued)

Italy

	At 31 December 2012			At 31 December 2011
	Carrying value	Netting	Net	Carrying value	Netting	Net
	£m	£m	£m	£m	£m	£m

Sovereign debt
Direct sovereign exposures	5	-	5	16	-	16
Financial institutions - banks
Amortised cost	22	-	22	41	-	41
Available-for-sale	-	-	-	180	-	180
Net trading assets	19	-	19	188	-	188
Derivatives	58	(55)	3	91	(67)	24
	99	(55)	44	500	(67)	433
Financial institutions - other
Net trading assets	-	-	-	17	-	17

Asset backed securities
Amortised cost	-	-	-	26	-	26
Available-for-sale	10	-	10	13	-	13
	10	-	10	39	-	39
Corporate
Amortised cost	76	-	76	86	-	86
Net trading assets	4	-	4	17	-	17
Derivatives	54	(4)	50	36	-	36
Off balance sheet exposures	20	-	20	13	-	13
	154	(4)	150	152	-	152
Personal	-	-	-	-	-	-
Insurance assets	37	-	37	47	-	47
Total	305	(59)	246	771	(67)	704

The Group held impairment provisions of £2 million (2011: £1 million) against corporate amortised cost exposures.  £nil (2011: £17 million) was included in reserves in respect of available-for-sale securities included in the table above.

In addition to the above balances there are unutilised and uncommitted money market lines and repo facilities of approximately £0.2 billion (31 December 2011: £0.6 billion) predominantly in respect of Italian banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.

Exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

ADDITIONAL ANALYSIS (continued)

Exposures to Eurozone countries
In addition to the exposures detailed above, the Group has the following exposures to sovereigns, financial institutions, asset backed securities, corporates and personal customers in the following Eurozone countries:

	Sovereign debt				Asset backed securities	Corporate	Personal	Insurance assets	Total
Direct sovereign exposures		Cash at central banks	Financial institutions
			Banks	Other
At 31 December 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m

Netherlands	1	33,232	478	2	268	2,207	5,649	977	42,814
France	6	-	853	-	77	3,226	312	1,457	5,931
Germany	284	1,809	389	414	400	2,117	-	977	6,390
Luxembourg	-	2	-	834	-	1,841	-	71	2,748
Belgium	-	-	309	25	-	568	-	64	966
Finland	-	-	16	-	-	43	-	214	273
Malta	-	-	-	-	-	218	-	-	218
Cyprus	-	-	2	-	-	102	-	-	104
Austria	-	-	3	-	-	73	-	-	76
Slovenia	-	-	35	-	-	-	-	-	35
Estonia	-	-	-	-	-	2	-	-	2
Slovakia	-	-	-	-	-	-	-	-	-
	291	35,043	2,085	1,275	745	10,397	5,961	3,760	59,557
At 31 December 2011
Netherlands	-	9,594	712	173	176	4,105	6,226	960	21,946
France	217	-	1,517	143	525	3,796	295	1,841	8,334
Germany	656	203	1,291	100	703	2,532	1	1,263	6,749
Luxembourg	2	3	4	442	-	2,828	-	568	3,847
Belgium	74	4	404	11	-	1,617	-	57	2,167
Finland	-	-	60	-	-	56	-	147	263
Malta	-	-	2	-	-	305	-	-	307
Cyprus	-	-	6	-	-	204	-	-	210
Austria	2	-	202	5	-	97	-	-	306
Slovenia	-	-	56	-	-	-	-	-	56
Estonia	-	-	-	-	-	2	-	-	2
Slovakia	-	-	-	-	-	-	-	-	-
	951	9,804	4,254	874	1,404	15,542	6,522	4,836	44,187

Total balances with other Eurozone countries have increased from £44,187 million to £59,557 million.  This is due to an increase in central bank balances held for regulatory liquidity purposes.  Excluding cash at central banks, the remaining overall exposures have reduced by 29 per cent from £34,383 million to £24,514 million.  Derivatives with sovereigns and sovereign referenced credit default swaps are insignificant.

ADDITIONAL ANALYSIS (continued)

Eurozone redenomination risk

Redenomination risk arises from the uncertainty over how an exiting member state would deal with pre-incurred euro contractual liabilities and, in particular, whether it (or a competent European body) legislates to re-denominate such liabilities into a post-euro currency.  It is generally expected that an exiting member state would introduce a new national currency and determine an opening rate of exchange, which would then change when trading commences in the new currency, exposing the holders of the new currency to the risk of changes in the value of the new currency against the Euro.  Although considered less likely, multiple member exits may also take place, and in the case of a total dissolution of the Eurozone, the Euro may cease to be a valid currency, with the possibility of all states introducing their own currencies.

The Group has considered redenomination risk in respect of its exposures to Ireland, Spain, Portugal, Greece and Italy in the event of a member exit believes that the risks can be broadly classified as follows:

-    The Group is not significantly exposed to the redenomination impact of a Greek exit from the Euro as Greek-related exposures are very limited and are in any case predominantly ship finance facilities denominated in US dollar or Sterling with contracts subject to English law.  The Group's exposures to Italy, Ireland, Portugal and Spain are considered to be at potential risk of redenomination.  Redenomination of contractual liabilities depends on, amongst other things, the terms of relevant contracts, the contents of the legislation passed by the exiting member state, the governing law and jurisdiction of the contract and the nationality of the parties of the contracts;

-    The Group has undertaken actions to mitigate redenomination risk for both assets and liabilities where possible, but it is not clear that such mitigation will be effective in the event of a member exit; and

-    The introduction of one or more new currencies would be likely to lead to significant operational issues for clearing and payment systems.  The Group continues to work actively with central banks, regulators and with the main clearing and payment systems to better understand and mitigate the impact of these risks on the Group and its customers.

ADDITIONAL ANALYSIS (continued)

Liquidity and funding management in 2012

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets.  Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

During the first half of 2012 the Group accelerated term funding initiatives and the run down of certain non-core asset portfolios allowing a further reduction in money market funding and total government and central bank facilities.  This has significantly reduced exposure to wholesale outflows and rating agency downgrades.  The Group repaid its remaining drawings under the Government's Credit Guarantee Scheme (CGS) in full in line with its contractual maturities.

Despite difficult funding markets during much of 2012 as investor confidence was impacted by concerns over Eurozone sovereign debt levels, downgrades and possible defaults and the potential downside effects from financial market volatility, the Group continued to fund adequately, maintaining a broadly stable stock of primary liquid assets during the year and meeting its regulatory liquidity requirements at all times.

The key dependencies on successfully funding the Group's balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group's balance sheet; limited further deterioration in the UK's and the Group's credit rating; and no significant or sudden withdrawal of customer deposits.  Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014.  These are assumed within the Group's funding plan. The Group has achieved the asset reduction commitment, two years ahead of the mandated completion date, and is currently working with the European Commission to achieve formal release from the commitment.  Until release is obtained from the European Commission the Group may have to continue with these asset reductions and or/disposals and may receive a lower price upon disposal.

The combination of right-sizing the balance sheet and continued development of the customer deposit base has seen the Group's wholesale funding requirement reduce materially in recent years.  The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base.  Funding concentration is not considered significant by the Group but; where such concentrations do exist (at the customer or industry level), they are not deemed material at Group level.

Group funding sources
Total wholesale funding reduced by £81.6 billion to £169.6 billion, with the volume with a residual maturity less than one year falling £62.7 billion to £50.6 billion.  The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) improved to 70 per cent (55 per cent at 31 December 2011) due to good progress in new term issuance and a significant reduction in short-term money market funding (2012: £31.0 billion; 2011: £69.1 billion).  Term wholesale issuance for the year totalled £20.1 billion.

ADDITIONAL ANALYSIS (continued)

Group funding by type

	At 31 December 2012		At 31 December 2011
	£m	%	£m	%

Total wholesale funding1	169.6	28.6	251.2	38.2
Customer deposits	422.5	71.4	405.9	61.8
Total Group funding2	592.1	100.0	657.1	100.0

1	The Group's definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.
2	Excluding repos and total equity.

Total wholesale funding by type and expected residual maturity is detailed below.

Analysis of 2012 total wholesale funding by residual maturity

	Less than one month	One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 31 Dec 2012	Total at 31 Dec 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks1	8.7	2.7	1.1	-	0.1	0.7	0.5	1.3	15.1	25.4
Debt securities in issue:1
Certificates of deposit	1.9	5.1	1.9	0.5	1.1	0.2	-	-	10.7	28.0
Commercial paper	-	6.2	1.3	0.2	0.2	-	-	-	7.9	18.0
Medium-term notes2	-	1.3	2.7	0.5	1.5	6.2	13.0	9.4	34.6	69.8
Covered bonds	-	1.6	1.0	-	1.8	6.9	13.7	13.7	38.7	36.6
Securitisation	1.3	1.7	1.2	0.3	3.8	7.0	12.8	0.4	28.5	37.5
	3.2	15.9	8.1	1.5	8.4	20.3	39.5	23.5	120.4	189.9
Subordinated liabilities1	-	0.3	0.6	-	-	1.0	5.2	27.0	34.1	35.9
Total wholesale funding3	11.9	18.9	9.8	1.5	8.5	22.0	45.2	51.8	169.6	251.2

1	A reconciliation to the Group's balance sheet is provided on page 119.
2
Medium-term notes include funding from the Credit Guarantee Scheme (31 December 2012: £nil; 31 December 2011: £23.5 billion) and from the National Loan Guarantee Scheme (31 December 2012: £1.4 billion; 31 December 2011: £nil).

3	The Group's definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

Total wholesale funding in 2011 was £251.2 billion of which £113.3 billion had a residual maturity of less than one year.

ADDITIONAL ANALYSIS (continued)

Total wholesale funding by currency

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

At 31 December 2012	54.3	41.6	60.2	13.5	169.6
At 31 December 2011	61.8	76.0	91.6	21.8	251.2

The table below summarises the Group's wholesale term issuance during 2012.  The Group's 2012 issuance plan was successfully completed in the first half of 2012 through the ability of the Group to access a diverse range of markets and currencies, both in unsecured and secured form.

Analysis of 2012 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	1.0	1.6	1.2	0.5	4.3
Medium-term notes	1.4	0.9	1.3	0.5	4.1
Covered bonds	2.5	-	1.0	-	3.5
Private placements1	3.8	1.2	1.1	2.1	8.2
Total issuance	8.7	3.7	4.6	3.1	20.1

1	Private placements include structured bonds and term repurchase agreements (repos).

The Group has now fully repaid all debt issued under the UK Government's legacy CGS.  In August the Group announced its support for the Government's Funding for Lending Scheme (FLS) and confirmed its intention to participate in the scheme.  The FLS represents a further source of cost effective secured term funding available to the Group.  The initiative supports the Group's customers and provides businesses with cheaper finance to invest and grow.  The Group was the first UK bank to draw on the scheme in September 2012, drawing down £3 billion in total in 2012.

Excluding reverse repos and repos, loans and advances reduced by £36.7 billion; customer deposits increased by £16.6 billion, representing growth of 4 per cent in 2012.  Over the year the Group has seen above market growth in customer deposits (2012: £422.5 billion; 2011: £405.9 billion) and a continued reduction in non-core assets (2012: £98.4 billion; 2011: £140.7 billion).

On the same basis, the Group loan to deposit ratio has improved to 121 per cent compared with 135 per cent at 31 December 2011, driven by strong deposit growth and non-core asset reduction.  The core loan to deposit ratio also improved to 101 per cent from 109 per cent at 31 December 2011, close to the Group's long-term target of 100 per cent for the core, which the Group continues to expect to reach in the first quarter of 2013, at the same time as achieving a 120 per cent ratio in the Group.

ADDITIONAL ANALYSIS (continued)

Group funding position

	At 31 Dec 2012	At 31 Dec 2011	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers1	512.1	548.8	(7)
Loans and advances to banks2	9.1	10.3	(12)
Debt securities	5.3	12.5	(58)
Available-for-sale financial assets - secondary3	5.3	12.0	(56)
Cash balances4	3.5	4.1	(15)
Funded assets	535.3	587.7	(9)
Other assets5	295.9	286.1	3
	831.2	873.8	(5)
On balance sheet primary liquidity assets6
Reverse repurchase agreements	5.8	17.3	(66)
Balances at central banks - primary4	76.8	56.6	36
Available-for-sale financial assets - primary	26.1	25.4	(3)
Held to maturity	-	8.1
Trading and fair value through profit and loss	(9.4)	(3.5)
Repurchase agreements	(5.9)	(7.2)	18
	93.4	96.7	(3)
Total Group assets	924.6	970.5	(5)
Less: Other liabilities5	(266.0)	(251.6)	(6)
Funding requirement	658.6	718.9	(8)
Funded by
Customer deposits7	422.5	405.9	4
Wholesale funding	169.6	251.2	(32)
	592.1	657.1	(10)
Repurchase agreements	21.8	15.2	43
Total equity	44.7	46.6	(4)
Total funding	658.6	718.9	(8)

1	Excludes £5.1 billion (31 December 2011: £16.8 billion) of reverse repurchase agreements.
2
Excludes £19.6 billion (31 December 2011: £21.8 billion) of loans and advances to banks within the Insurance business and £0.7 billion (31 December 2011: £0.5 billion) of reverse repurchase agreements.

3	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
4	Cash balances and balances at central banks - primary are combined in the Group's balance sheet.
5	Other assets and other liabilities primarily include balances in the Group's Insurance business and the fair value of derivative assets and liabilities.
6	Primary liquidity assets are FSA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.
7	Excluding repurchase agreements of £4.4 billion (31 December 2011: £8.0 billion).

ADDITIONAL ANALYSIS (continued)

Reconciliation of Group funding figure to the balance sheet

At 31 December 2012	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	15.1	23.3	-	38.4
Debt securities in issue	120.4	-	(3.0)	117.4
Subordinated liabilities	34.1	-	-	34.1
Total wholesale funding	169.6	23.3
Customer deposits	422.5	4.4	-	426.9
Total	592.1	27.7

At 31 December 2011	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	25.4	14.4	-	39.8
Debt securities in issue	189.9	-	(4.8)	185.1
Subordinated liabilities	35.9	-	(0.8)	35.1
Total wholesale funding	251.2	14.4
Customer deposits	405.9	8.0	-	413.9
Total	657.1	22.4

Liquidity portfolio
At 31 December 2012, the Group had £87.6 billion (2011: £94.8 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows, as illustrated in the table below.  In addition the Group had £117.1 billion (2011: £107.4 billion) of secondary liquidity covering a range of ratings but all investment grade and central bank eligible.  This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group.  It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group's liquidity management process.

Primary liquidity	At 31 Dec 2012	At 31 Dec 2011	Average 2012	Average 2011
	£bn	£bn	£bn	£bn

Central bank cash deposits	76.8	56.6	78.3	51.4
Government bonds	10.8	38.2	21.1	48.4
Total	87.6	94.8	99.4	99.8

ADDITIONAL ANALYSIS (continued)

Secondary liquidity	At 31 Dec 2012	At 31 Dec 2011	Average 2012	Average 2011
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds1	2.8	1.4	2.1	8.0
Credit institution bonds1	3.4	2.1	2.8	3.7
Corporate bonds1	0.1	0.3	0.1	0.6
Own securities (retained issuance)	44.9	81.6	50.2	76.8
Other securities	5.0	8.6	8.3	9.2
Other2	60.9	13.4	49.8	6.4
Total	117.1	107.4	113.3	104.7

Total liquidity	204.7	202.2

1	Assets rated A- or above.
2	Includes other central bank eligible assets.

Liquidity portfolio: currency

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

At 31 December 2012
Primary Liquidity	42.2	7.2	36.5	1.7	87.6
Secondary Liquidity	109.2	1.6	4.7	1.6	117.1
Total	151.4	8.8	41.2	3.3	204.7

At 31 December 2011
Primary Liquidity	65.6	13.8	14.8	0.6	94.8
Secondary Liquidity	93.9	5.0	6.9	1.6	107.4
Total	159.5	18.8	21.7	2.2	202.2

Following the introduction of the FSA's individual liquidity guidance under ILAS, the Group now manages its liquidity position as a coverage ratio (proportion of stressed outflows covered by primary liquid assets) rather than by reference to a quantum of liquid assets; the liquidity position reflects a buffer over the regulatory minimum.

Primary liquid assets of £87.6 billion represent approximately 260 per cent (133 per cent at 31 December 2011) of the Group's money market funding positions and are approximately 173 per cent (84 per cent at 31 December 2011) of all wholesale funding with a maturity of less than one year, and thus provides substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings the Group has significant secondary liquidity holdings providing access to open market operations at a number of central banks which the Group routinely makes use of as part of its normal liquidity management practices.  Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

During 2012 the GALCO mandated Group Corporate Treasury to establish a new core Liquidity and Collateral asset portfolio. The portfolio is subject to defined risk appetite with tight controls over eligible assets, which must also be diversified across geography, currency, markets and tenor.

ADDITIONAL ANALYSIS (continued)

Stress testing results
Internal stress testing results at 31 December 2012 show that the Group has liquidity resources representing 128 per cent of modelled outflows from all wholesale funding sources, retail and corporate deposits, intra-day requirements and rating dependent contracts under the Group's most severe liquidity stress scenario (the three month combined (market wide and Group specific) scenario).

The Group's stress testing assumes that further credit rating downgrades may reduce investor appetite for some of the Group's liability classes and therefore funding capacity.  In June 2012 the Group experienced a one notch downgrade in its long-term rating from Moody's, following the agency's review of 114 European banks.  The impact that the Group experienced following the downgrade was not material and was consistent with the modelled outcomes based on the stress testing framework.  A hypothetical idiosyncratic two notch downgrade of the Group's current long-term debt rating and accompanying short-term downgrade implemented instantaneously by all major rating agencies, could result in an outflow of £11.5 billion of cash over a period of up to one year, £3.5 billion of collateral posting related to customer financial contracts and £18.0 billion of collateral posting associated with secured funding.  The Group's internal liquidity risk appetite includes such a stress scenario.  The stress scenario modelling demonstrates the Group has available liquidity resources to manage such an event.

Encumbered assets
During 2012 the Group was a consistent issuer in a number of secured funding markets, in particular residential mortgage backed securities and covered bonds.  The table below summarises the assets encumbered through the Group's external issuance transactions.

Secured external issuance transactions

	Notes issued	Assets encumbered3
At 31 December 2012	£bn	£bn

Securitisations1	28.1	40.0
Covered bonds2	40.7	56.7
Total	68.8	96.7

At 31 December 2011	£bn	£bn

Securitisations1	37.4	50.0
Covered bonds2	38.2	52.0
Total	75.6	102.0

1	In addition the Group retained internally £58.7 billion (2011: £86.6 billion) of notes secured with £78.2 billion (2011: £114.6 billion) of assets.
2	In addition the Group retained internally £26.3 billion (2011: £31.9 billion) of notes secured with £37.6 billion (2011: £42.4 billion) of assets.
3	Pro-rated by programme asset type.

The Board monitors and manages total balance sheet encumbrance via a risk appetite metric.  The Group's level of encumbrance arising from external issuance of securitisation and covered bonds has remained broadly constant, reflecting the maturity and stability of the Group's utilisation of this form of term funding, and the established cycle of redemptions and new issuance.  Total notes issued externally from secured programmes (asset backed securities and covered bonds) have fallen from £75.6 billion at 31 December 2011 to £68.8 billion, reflecting a reduction in the number of outstanding programmes as well as lower issued balances.  A total of £85.0 billion (2011: £118.5 billion) of notes issued under securitisation and covered bond programmes have also been retained internally, most of which are held to provide a pool of collateral eligible for use at central bank liquidity facilities.  This reduction in retained notes partially reflects the Group's increased use of whole loans as eligible collateral at central banks.

The Group uses secured transactions to manage short-term cash and collateral needs.  At 31 December 2012, the fair value of collateral pledged as security in repo transactions was £48.1 billion (2011: £39.7 billion).  Internally held notes, encumbered through repo activity or assets pledged, are included in these disclosure amounts.  Within asset-backed commercial paper (ABCP) conduits, assets pledged as security for ABCP investors totalled £6.4 billion (2011 £8.8 billion).

ADDITIONAL ANALYSIS (continued)

Group borrowing costs
The Group's borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group's results of operations, financial condition and prospects.  In particular, reduction in the credit rating of the Group or deterioration in the capital markets' perception of the Group's financial resilience could significantly increase its borrowing costs and limit its issuance capacity in the capital markets.  As an indicator over the last 12 months the spread between an index of A rated long-term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, averaged 1.3 per cent.  The applicability to and implications for the Group's funding cost would depend on the type of issuance, and prevailing market conditions.  The impact on the Group's funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

The rating changes that the Group has experienced since the fourth quarter of 2011 did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting.  In November 2012 Standard & Poor's revised its outlook on the Group's long-term rating to negative from stable.  However, even if a two notch long-term downgrade and a simultaneous short-term downgrade occurred, the Group would remain investment grade.

Hybrid capital securities coupon payments
The discretionary payments on Tier 1 hybrid capital securities which are scheduled for payment in 2013, subject to their terms and conditions, are estimated to amount to approximately £350 million.  In the context of on-going macro prudential policy discussions, the Board of Lloyds Banking Group has decided to issue new Lloyds Banking Group ordinary shares to raise this amount.  The Group has today (1 March 2013) entered into an agreement with a third-party financial institution in connection with the issue of these new ordinary shares.  Such ordinary shares are expected to be issued, subject to market conditions, by the end of April 2013 at a price determined by reference to the volume weighted average price of our ordinary shares in a period prior to their date of issue.

ADDITIONAL ANALYSIS (continued)

Capital management in 2012

The Group actively manages its capital position, closely monitoring the changing market and regulatory environments. The Group further strengthened its capital ratios in 2012.  This was principally driven by management profit and a reduction in risk-weighted assets, reflecting asset reductions and the substantial decrease in risk, partly offset by statutory items and tax costs.  The core business remains strongly capital generative and there is continued progress in simultaneously reducing risk and releasing capital through the disposal of non-core assets.

Capital position at 31 December 2012
The Group's capital position, as at 31 December 2012 and applying the existing regulatory framework, is set out below.  Additionally, estimated pro forma information about the Group's capital position on a CRD IV basis is set out on page 127.

ADDITIONAL ANALYSIS (continued)

Capital ratios and capital resources	At 31 Dec 2012	At 31 Dec 2011
	£m	£m

Core tier 1
Shareholders' equity per balance sheet	43,999	45,920
Non-controlling interests per balance sheet	685	674
Regulatory adjustments:
Regulatory adjustments to non-controlling interests	(628)	(577)
Adjustment for own credit	217	(136)
Defined benefit pension adjustment	(1,438)	(1,004)
Unrealised reserve on available-for-sale debt securities	(343)	(940)
Unrealised reserve on available-for-sale equity investments	(56)	(386)
Cash flow hedging reserve	(350)	(325)
Other items	33	(36)
	42,119	43,190
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(2,091)	(2,310)
50 per cent excess of expected losses over impairment provisions	(636)	(720)
50 per cent of securitisation positions	(183)	(153)
Core tier 1 capital	37,193	37,991
Non-controlling preference shares1	1,568	1,613
Preferred securities1	4,039	4,487
Less: deductions from tier 1
50 per cent of material holdings	(46)	(94)
Total tier 1 capital	42,754	43,997

Tier 2
Undated subordinated debt	1,828	1,859
Dated subordinated debt	19,886	21,229
Unrealised gains on available-for-sale equity investments provisions	56	386
Eligible provisions	977	1,259
Less: deductions from tier 2
50 per cent excess of expected losses over impairment	(636)	(720)
50 per cent of securitisation positions	(183)	(153)
50 per cent of material holdings	(46)	(94)
Total tier 2 capital	21,882	23,766

Supervisory deductions
Unconsolidated investments - life	(10,104)	(10,107)
- general insurance and other	(929)	(2,660)
Total supervisory deductions	(11,033)	(12,767)
Total capital resources	53,603	54,996

Risk-weighted assets	310,299	352,341
Core tier 1 capital ratio	12.0%	10.8%
Tier 1 capital ratio	13.8%	12.5%
Total capital ratio	17.3%	15.6%

1	Covered by grandfathering provisions issued by the FSA.

ADDITIONAL ANALYSIS (continued)

Core tier 1 capital
Core tier 1 capital has reduced by £798 million during 2012 primarily due to the attributable loss for the period and the deduction of the increase to the pension scheme asset balances, which have been partially offset by a decrease in the deductions of intangibles, the adjustment for own credit, the excess of expected losses over impairment provisions and share issuance.

The movements in core tier 1, tier 1, tier 2 and total capital in the period are shown below:

Movements in capital

	Core tier 1	Tier 1	Tier 2	Total
	£m	£m	£m	£m

At 31 December 2011	37,991	6,006	23,766	54,996
Loss attributable to ordinary shareholders	(1,427)	-	-	(1,427)
Regulatory post-retirement benefit adjustments	(434)	-	-	(434)
Adjustment for own credit	353	-	-	353
Goodwill and intangible assets deductions	219	-	-	219
Excess of expected losses over impairment	84	-	84	168
Material holdings deduction	-	48	48	96
Eligible provisions	-	-	(282)	(282)
Subordinated debt movements:
Foreign exchange	-	(194)	(1,186)	(1,380)
New issuances	-	-	128	128
Repurchases, redemptions and other	-	(299)	(316)	(615)
Supervisory deductions from total capital	-	-	-	1,734
Other movements	407	-	(360)	47
At 31 December 2012	37,193	5,561	21,882	53,603

Tier 1 capital
Tier 1 capital has decreased in the period by £445 million mainly as a result of a debt exchange undertaken in February 2012 and foreign exchange movements.

Tier 2 capital
Tier 2 capital has decreased in the period by £1,884 million largely arising from a decrease in dated subordinated debt, principally due to amortisation, foreign exchange movements and fair value movements in Enhanced Capital Notes.  Unrealised gains on available-for-sale equity investments have also decreased in the year.

Supervisory deductions
Supervisory deductions principally consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes.  These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses together with the Group's general insurance business and the investment in St James's Place.

At 31 December 2011 deductions for other unconsolidated investments also included private equity investments in non-financial entities.  At 31 December 2012, revised regulatory rules have been applied to these investments which are now risk-weighted rather than being deducted from total capital.

ADDITIONAL ANALYSIS (continued)

Risk-weighted assets	At 31 Dec 2012	At 31 Dec 2011
	£m	£m

Divisional analysis of risk-weighted assets:
Retail	95,470	103,237
Commercial Banking	165,209	192,885
Wealth, Asset Finance and International	36,167	43,593
Group Operations and Central items	13,453	12,626
	310,299	352,341

Risk type analysis of risk-weighted assets:
Foundation IRB	80,612	90,450
Retail IRB	91,445	98,823
Other IRB	12,396	9,433
IRB approach	184,453	198,706
Standardised approach	73,665	103,525
Credit risk	258,118	302,231
Operational risk	27,939	30,589
Market and counterparty risk	24,242	19,521
Total risk-weighted assets	310,299	352,341

Risk-weighted assets reduced by £42,042 million to £310,299 million, a decrease of 12 per cent.  This reflects a combination of balance sheet reductions of non-core assets, lower core lending balances and strong management of risk.

Retail risk-weighted assets reduced by £7,767 million mainly due to lower lending balances, effective portfolio management and prior de-risking of the balance sheet.

The reduction of Commercial Banking risk-weighted assets of £27,676 million primarily reflects further balance sheet reductions of non-core assets.

Risk-weighted assets within Wealth, Asset Finance and International have reduced by £7,426 million as a result of the run down of non-core asset portfolios and foreign exchange movements.

Operational risk-weighted assets are determined under the standardised approach, which uses income as the basis of calculation.  The decrease in the risk-weighted assets is a result of a reduction in 3 year rolling-average income.

During 2012 equity portfolios and investments previously measured on the standardised approach were transferred to the internal ratings based approach (other IRB).  The Group anticipates moving further portfolios that are currently measured on the standardised approach over to an IRB methodology during 2013.

ADDITIONAL ANALYSIS (continued)

Pro forma CRD IV Capital & Leverage information
CRD IV capital and leverage estimates will be incorporated in the Group's Pillar 3 report in detailed templates.  The data in the following tables represent a summary of the information that will be published as part of the Group's Pillar 3 report.  These estimates reflect the Group's current interpretation of the draft rules.  The actual impact of CRD IV on capital ratios may be materially different as the requirements and related technical standards have not yet been finalised.  The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

Capital position on CRD IV basis
The Group's capital position as at 31 December 2012 calculated on current regulatory rules and also estimated on a pro forma basis, applying the CRD IV rules and assuming existing FSA waivers still apply, is shown in the table below.

The pro forma CRD IV capital resources shown reflect estimates of the impact of the rules laid out in the draft of CRD IV published by the European Commission in July 2011 (July 2011 draft) on both a transitional basis as if 2012 had been the first year of transition and on a fully loaded basis (referred to as CRD IV 'end-point definition' in FSA documentation).  The transitional position shown is consistent with FSA's statement 'CRD IV transitional provisions on capital resources' published on 26 October 2012 on the FSA website.

The estimates of pro forma CRD IV risk-weighted assets shown are also based upon July 2011 draft rules updated to reflect the Group's current view of the most likely application of the final rules.

ADDITIONAL ANALYSIS (continued)

Capital position on CRD IV basis

		Pro forma CRD IV rules
At 31 December 2012	Current rules	Transitional estimate	Fully loaded estimate
	£m	£m	£m

Core/common equity tier 1 (CET1)
Shareholders' equity per balance sheet	43,999	43,999	43,999
Regulatory adjustments:
Non-controlling interests	57	57	-
Unrealised reserves on available-for-sale assets	(399)	(399)	-
Other adjustments	(1,538)	(1,675)	(1,675)
	42,119	41,982	42,324
less: deductions from core/common equity tier 1
Goodwill and other intangible assets	(4,107)	-	(4,107)
Excess of expected losses over impairment provisions	(636)	-	(1,272)
Securitisation deductions	(183)	(366)	(366)
Significant investments	-	-	(5,066)
Deferred tax assets	-	(511)	(5,655)
Excess AT1 deductions reallocated to CET1	-	(3,720)	-
Core/common equity tier 1 capital	37,193	37,385	25,858

Additional tier 1 (AT1)
Additional tier 1 instruments	5,607	5,009	-
less: deductions from tier 1
Goodwill and other intangible assets	-	(4,107)	-
Excess of expected losses over impairment provisions	-	(636)	-
Significant investments	(46)	(3,986)	-
Reallocated excess AT1 deductions to CET1	-	3,720	-
Total tier 1 capital	42,754	37,385	25,858

Tier 2
Tier 2 instruments	21,714	20,990	13,571
Unrealised gain on available-for-sale equity investments	56	56	-
Eligible provisions	977	-	-
less: deductions from tier 2
Excess of expected losses over impairment provisions	(636)	(636)	-
Securitisation deductions	(183)	-	-
Significant investments	(46)	(3,986)	(2,907)
Subsidiary surplus tier 2	-	-	(371)
less: deductions from total capital
Significant investments	(11,033)	-	-
Total capital resources	53,603	53,809	36,151

Risk-weighted assets	310,299	322,468	321,097
Core/common equity tier 1 capital ratio	12.0%	11.6%	8.1%
Tier 1 capital ratio	13.8%	11.6%	8.1%
Total capital ratio	17.3%	16.7%	11.3%

As at 31 December 2012, on a pro forma CRD IV transitional basis the Group's estimated common equity tier 1 (CET1 - CRD IV equivalent of core tier 1) ratio would have been 11.6 per cent, and on a pro forma CRD IV fully loaded basis it would have been 8.1 per cent.

ADDITIONAL ANALYSIS (continued)

The key impacts on capital resources of the transitional rules are that:

-    The deductions for goodwill and other intangible assets and excess of expected losses over impairment provisions that are made from core tier 1 under the current rules are made from additional tier 1;

-    A part of the deduction that would otherwise be made for significant investments is risk-weighted instead.  The residual deduction is made 50 per cent from tier 1 and 50 per cent from tier 2 rather than from total capital;

- The deduction made for securitisations is made fully from CET1 rather than 50 per cent from core tier 1 and 50 per cent from tier 2 capital as under the current rules;

- A proportion of the deferred tax asset is deducted from CET1;

- A proportion of the additional tier 1 and tier 2 instruments become ineligible under the grandfathering rules;

-    Eligible provisions are nil as collectively assessed impairment provisions for the standardised portfolios can no longer be included under tier 2 capital (instead a corresponding reduction is made to standardised risk-weighted assets); and

- The deductions to be made from additional tier 1 exceed the amount of available additional tier 1 capital instruments. The excess is deducted from CET1.

The impact of the fully loaded rules on capital resources is that:

- Non-controlling interests are no longer eligible for inclusion;

- The amount of unrealised reserves on available for sale assets are included in full rather than being deducted;

-    Excess of expected losses over impairment provisions and the deduction made for securitisations are deducted fully from CET1 instead of 50 per cent from core tier 1 and 50 per cent from tier 2 under the current rules;

- The amount of significant investments that is not risk-weighted is fully deducted following a corresponding deduction approach;

- Deferred tax assets are deducted from CET1;

-    Existing additional tier 1 and a proportion of tier 2 instruments become ineligible and are excluded.  The Group would expect to accumulate additional tier 1 and tier 2 capital as required through the issuance of subordinated liabilities, taking account of the potential capital eligibility requirements under CRD IV.  The cost and availability of additional capital is dependent upon market conditions and perceptions at the time;

-    Eligible provisions are nil as collectively assessed impairment provisions for the standardised portfolios can no longer be included under tier 2 capital (instead a corresponding reduction is made to standardised risk-weighted assets); and

- Subsidiary surplus within tier 2 relates to the restriction of capital instruments of a subsidiary that can be recognised as capital at the consolidated group level.

The CRD IV impact on risk-weighted assets includes estimates for credit valuation adjustments (CVA volatility) and risk-weighting of the available elements of the deferred tax asset and the investment in the Group's insurance businesses.  It is assumed that EU corporates are exempt from the volatility charge and that the national discretion over 180 days definition of default remains for UK retail mortgages.

The Group's capital position may be different should alternative text be agreed.  There are potential changes that could result in increases to risk-weighted assets including, for example, the application of a 90 day definition of default for retail assets and the EU corporation exemption from CVA not applying.  Conversely, if the FSA were to apply the more favourable treatment allowed in relation to insurance holdings (rather than the less favourable treatment that has been assumed will apply), this would increase the estimated fully loaded CET1 ratio by a further 1.0 per cent.

ADDITIONAL ANALYSIS (continued)

The pro forma fully loaded CRD IV CET1 ratio of 8.1 per cent comfortably exceeds the 4.5 per cent minimum and the additional 2.5 per cent conservation buffer that are required under the draft rules from 2019.  Nevertheless, the Group will continue to monitor closely the emergence of the final rules and their impact upon its ratios.  Moreover, through transition to the new rules, the Group is aiming to build the ratio to an amount prudently in excess of 10 per cent by continuing to run down its non-core portfolios and by profit generation.

Leverage ratio on a CRD IV basis
The Basel III reforms include the introduction of a capital leverage measure defined as the ratio of tier 1 capital to total exposure.  This is intended to reinforce the risk based capital requirements with a simple, non-risk based "backstop" measure.  The Basel Committee have proposed that final adjustments to the definition and calibration of the leverage ratio be carried out in 2017, with a view to migrating to a Pillar 1 treatment in 2018.

In the interim, the FSA has asked the Group to publish the estimated leverage ratio on a fully loaded CRD IV basis, with and without ineligible tier 1 instruments, to indicate the approximate leverage ratio that the Group would have now were the CRD IV rules fully implemented.

The Group's estimates of its leverage ratio as at 31 December 2012 are shown in the table below on three different bases:

-    The 'CRD IV Transitional' basis uses the tier 1 capital calculated by applying the rules laid out in the July 2011 draft publication of CRD IV on a transitional basis as if 2012 had been the first year of transition.  The tier 1 capital amount corresponds to that shown in the second column of the table on page 128.

-    The 'CRD IV fully loaded' basis uses the tier 1 capital calculated by applying the rules laid out in the July 2011 draft publication of CRD IV without applying any transitional provisions and corresponds to the amount shown in the third column in the table on page 128.

-    The 'CRD IV fully loaded with ineligible tier 1 instruments grandfathered' basis uses the tier 1 capital calculated by applying the rules laid out in the July 2011 draft publication of CRD IV without transition, with the exception that tier 1 instruments which will be ineligible once the transitional phase has elapsed are counted in full.

Leverage ratio on CRD IV basis

	Pro forma CRD IV rules
At 31 December 2012	Transitional estimate	Fully loaded estimate	Fully loaded estimate (with ineligible tier 1 instruments grandfathered)
	£m	£m	£m

Total tier 1 capital for leverage ratio
Common equity tier 1	37,385	25,858	25,858
Tier 1 subordinated debt allowable for leverage	5,009	-	5,607
Tier 1 deductions	(5,009)	-	-
	37,385	25,858	31,465
Exposures for leverage ratio
Total statutory balance sheet assets	924,552	924,552	924,552
Remove accounting value of derivatives & securities finance transactions	(76,731)	(76,731)	(76,731)
Adjustment for insurance assets	(99,464)	(109,786)	(109,786)
Derivatives	20,174	20,174	20,174
Securities finance transactions	7,936	7,936	7,936
Off-balance sheet including unconditionally cancellable	76,899	76,899	76,899
Other regulatory adjustments	(6,781)	(12,619)	(12,619)
Total exposures	846,585	830,425	830,425

Leverage ratio	4.4%	3.1%	3.8%

ADDITIONAL ANALYSIS (continued)

Derivatives and securities financing transactions have been calculated by applying the accounting measure of exposure (plus, for derivatives, an add-on for potential future exposure) and the regulatory netting rules based on the Basel II Framework.

To ensure that the capital and exposure components of the ratio are measured consistently, the assets of the insurance entities included in the accounting consolidation have been excluded from the exposure measure in proportion to the capital that is excluded in tier 1.

The Group's estimated fully loaded leverage ratio (with ineligible tier 1 instruments grandfathered) is 3.8 per cent and the Group's estimated fully loaded leverage ratio, excluding the tier 1 instruments, is 3.1 per cent.  These  would both be in excess of the Basel Committee's minimum ratio of 3 per cent which is proposed should become a Pillar 1 requirement by 1 January 2018.  The Group will continue to monitor closely the leverage ratio against the emerging rules and minimum calibration and will aim to increase the ratio further by continuing to run down its non-core portfolios and by profit generation.

STATUTORY INFORMATION

		Page
Primary statements
Consolidated income statement		133
Consolidated statement of comprehensive income		134
Consolidated balance sheet		135
Consolidated statement of changes in equity		137
Consolidated cash flow statement		138

Notes		139
1	Accounting policies, presentation and estimates	139
2	Segmental analysis	140
3	Other income	145
4	Operating expenses	146
5	Impairment	147
6	Taxation	148
7	Loss per share	148
8	Trading and other financial assets at fair value through profit or loss	149
9	Derivative financial instruments	149
10	Loans and advances to customers	150
11	Allowance for impairment losses on loans and receivables	150
12	Securitisations and covered bonds	151
13	Debt securities classified as loans and receivables	152
14	Available-for-sale financial assets	152
15	Credit market exposures	153
16	Customer deposits	154
17	Debt securities in issue	155
18	Subordinated liabilities	155
19	Share capital	156
20	Reserves	156
21	Provisions for liabilities and charges	157
22	Contingent liabilities and commitments	159
23	Related party transactions	162
24	Future accounting developments	164
25	Other information	165

CONSOLIDATED INCOME STATEMENT

		2012	2011
	Note	£ million	£ million

Interest and similar income		23,535	26,316
Interest and similar expense		(14,460)	(13,618)
Net interest income		9,075	12,698
Fee and commission income		4,731	4,935
Fee and commission expense		(1,438)	(1,391)
Net fee and commission income		3,293	3,544
Net trading income		13,554	(368)
Insurance premium income		8,284	8,170
Other operating income		4,700	2,799
Other income	3	29,831	14,145
Total income		38,906	26,843
Insurance claims		(18,396)	(6,041)
Total income, net of insurance claims		20,510	20,802
Regulatory provisions		(4,175)	(3,375)
Other operating expenses		(11,756)	(12,875)
Total operating expenses	4	(15,931)	(16,250)
Trading surplus		4,579	4,552
Impairment	5	(5,149)	(8,094)
Loss before tax		(570)	(3,542)
Taxation	6	(773)	828
Loss for the year		(1,343)	(2,714)

Profit attributable to non-controlling interests		84	73
Loss attributable to equity shareholders		(1,427)	(2,787)
Loss for the year		(1,343)	(2,714)

Basic loss per share	7	(2.0)p	(4.1)p
Diluted loss per share	7	(2.0)p	(4.1)p

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2012	2011
	£ million	£ million

Loss for the year	(1,343)	(2,714)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfers from held-to-maturity portfolio	1,168	-
Change in fair value	779	2,603
Income statement transfers in respect of disposals	(3,547)	(343)
Income statement transfers in respect of impairment	42	80
Other income statement transfers	290	(155)
Taxation	339	(575)
	(929)	1,610
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	116	916
Net income statement transfers	(92)	70
Taxation	1	(270)
	25	716
Currency translation differences (tax: nil)	(14)	(84)
Other comprehensive income for the year, net of tax	(918)	2,242
Total comprehensive income for the year	(2,261)	(472)

Total comprehensive income attributable to non-controlling interests	82	72
Total comprehensive income attributable to equity shareholders	(2,343)	(544)
Total comprehensive income for the year	(2,261)	(472)

CONSOLIDATED BALANCE SHEET

		At 31 December 2012	At 31 December 2011
Assets	Note	£ million	£ million

Cash and balances at central banks		80,298	60,722
Items in course of collection from banks		1,256	1,408
Trading and other financial assets at fair value through profit or loss	8	153,990	139,510
Derivative financial instruments	9	56,550	66,013
Loans and receivables:
Loans and advances to banks		29,417	32,606
Loans and advances to customers	10	517,225	565,638
Debt securities	13	5,273	12,470
		551,915	610,714
Available-for-sale financial assets	14	31,374	37,406
Held-to-maturity investments		-	8,098
Investment properties		5,405	6,122
Goodwill		2,016	2,016
Value of in-force business		6,800	6,638
Other intangible assets		2,792	3,196
Tangible fixed assets		7,342	7,673
Current tax recoverable		354	434
Deferred tax assets		4,285	4,496
Retirement benefit assets		1,867	1,338
Other assets		18,308	14,762
Total assets		924,552	970,546

CONSOLIDATED BALANCE SHEET (continued)

		At 31 December 2012	At 31 December 2011
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		38,405	39,810
Customer deposits	16	426,912	413,906
Items in course of transmission to banks		996	844
Trading and other financial liabilities at fair value through profit or loss		35,972	24,955
Derivative financial instruments	9	48,665	58,212
Notes in circulation		1,198	1,145
Debt securities in issue	17	117,369	185,059
Liabilities arising from insurance contracts and participating investment contracts		82,953	78,991
Liabilities arising from non-participating investment contracts		54,372	49,636
Unallocated surplus within insurance businesses		267	300
Other liabilities		33,941	32,041
Retirement benefit obligations		300	381
Current tax liabilities		138	103
Deferred tax liabilities		327	314
Other provisions		3,961	3,166
Subordinated liabilities	18	34,092	35,089
Total liabilities		879,868	923,952

Equity
Share capital	19	7,042	6,881
Share premium account	20	16,872	16,541
Other reserves	20	12,902	13,818
Retained profits	20	7,183	8,680
Shareholders' equity		43,999	45,920
Non-controlling interests		685	674
Total equity		44,684	46,594
Total equity and liabilities		924,552	970,546

START FROM HERE

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2011	23,106	11,575	11,380	46,061	841	46,902
Comprehensive income
(Loss) profit for the year	-	-	(2,787)	(2,787)	73	(2,714)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	-	1,611	-	1,611	(1)	1,610
Movements in cash flow hedging reserve, net of tax	-	716	-	716	-	716
Currency translation differences (tax: nil)	-	(84)	-	(84)	-	(84)
Total other comprehensive income	-	2,243	-	2,243	(1)	2,242
Total comprehensive income	-	2,243	(2,787)	(544)	72	(472)
Transactions with owners
Dividends	-	-	-	-	(50)	(50)
Issue of ordinary shares	316	-	-	316	-	316
Movement in treasury shares	-	-	(276)	(276)	-	(276)
Value of employee services:
Share option schemes	-	-	125	125	-	125
Other employee award schemes	-	-	238	238	-	238
Change in non-controlling interests	-	-	-	-	(189)	(189)
Total transactions with owners	316	-	87	403	(239)	164
Balance at 31 December 2011	23,422	13,818	8,680	45,920	674	46,594
Comprehensive income
(Loss) profit for the year	-	-	(1,427)	(1,427)	84	(1,343)
Other comprehensive income
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	-	(927)	-	(927)	(2)	(929)
Movements in cash flow hedging reserve, net of tax	-	25	-	25	-	25
Currency translation differences (tax: nil)	-	(14)	-	(14)	-	(14)
Total other comprehensive income	-	(916)	-	(916)	(2)	(918)
Total comprehensive income	-	(916)	(1,427)	(2,343)	82	(2,261)
Transactions with owners
Dividends	-	-	-	-	(56)	(56)
Issue of ordinary shares	492	-	-	492	-	492
Movement in treasury shares	-	-	(407)	(407)	-	(407)
Value of employee services:
Share option schemes	-	-	81	81	-	81
Other employee award schemes	-	-	256	256	-	256
Change in non-controlling interests	-	-	-	-	(15)	(15)
Total transactions with owners	492	-	(70)	422	(71)	351
Balance at 31 December 2012	23,914	12,902	7,183	43,999	685	44,684

CONSOLIDATED CASH FLOW STATEMENT

	2012	2011
	£ million	£ million

Loss before tax	(570)	(3,542)
Adjustments for:
Change in operating assets	48,333	44,097
Change in operating liabilities	(46,681)	(19,187)
Non-cash and other items	2,045	(1,339)
Tax paid	(78)	(136)
Net cash provided by operating activities	3,049	19,893

Cash flows from investing activities
Purchase of financial assets	(22,050)	(28,995)
Proceeds from sale and maturity of financial assets	37,664	36,523
Purchase of fixed assets	(3,003)	(3,095)
Proceeds from sale of fixed assets	2,595	2,214
Acquisition of businesses, net of cash acquired	(11)	(13)
Disposal of businesses, net of cash disposed	37	298
Net cash provided by (used in) investing activities	15,232	6,932

Cash flows from financing activities
Dividends paid to non-controlling interests	(56)	(50)
Interest paid on subordinated liabilities	(2,577)	(2,126)
Proceeds from issue of ordinary shares	170	-
Repayment of subordinated liabilities	(664)	(1,074)
Change in non-controlling interests	23	8
Net cash used in financing activities	(3,104)	(3,242)
Effects of exchange rate changes on cash and cash equivalents	(8)	6
Change in cash and cash equivalents	15,169	23,589
Cash and cash equivalents at beginning of year	85,889	62,300
Cash and cash equivalents at end of year	101,058	85,889

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.         Accounting policies, presentation and estimates

These financial statements as at and for the year to 31 December 2012 have been prepared in accordance with the Listing Rules of the Financial Services Authority (FSA) relating to Preliminary Results and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group).  They do not include all of the information required for full annual financial statements.  Copies of the 2012 annual report and accounts will be published on the Group's website and will be available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, in March 2013.

The British Bankers' Association's Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks.  The Group has adopted the Disclosure Code and these financial statements have been prepared in compliance with the Disclosure Code's principles.  Terminology used in these financial statements is consistent with that used in the Group's annual report and accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these financial statements.  In reaching this assessment, the directors have considered projections for the Group's capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Liquidity and funding on page 73.

The Group has reviewed its holding of government securities classified as held-to-maturity; since it is no longer the Group's intention to hold these to maturity, they have been reclassified as available-for-sale.  In addition, as the Group's share of results of joint ventures and associates is no longer significant, this is now included within other operating income and the related asset reported within other assets; comparatives have been re-presented on a consistent basis.

Accounting policies
The accounting policies are consistent with those applied by the Group in its 2011 annual report and accounts.

New accounting pronouncements
The Group has adopted the following amendments to standards which became effective for financial years beginning on or after 1 January 2012.  Neither of these amendments has had a material impact on these financial statements.

• Disclosures - Transfers of Financial Assets (Amendments to IFRS 7)

      Requires disclosures in respect of all transferred financial assets that are not derecognised in their entirety and transferred assets that are derecognised in their entirety but with which there is continuing involvement.  The relevant disclosures have been made in the Group's financial statements for the year ended 31 December 2012.

• Deferred Tax: Recovery of Underlying Assets (Amendment to IAS 12)

       Introduces a rebuttable presumption that investment property measured at fair value is recovered entirely through sale and that deferred tax in respect of such investment property is recognised on that basis.

Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2012 and which have not been applied in preparing these financial statements are given in note 25.

Critical accounting estimates and judgements
The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2011.

2.         Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group's operating segments reflect its organisational and management structures.  GEC reviews the Group's internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment's net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The segmental results and comparatives are presented on a management basis, the basis reviewed by the chief operating decision maker.  Previously the results of the Group's segments had been reviewed on a combined businesses basis and the Group's segmental analysis was presented accordingly.  Profit on the management basis is equivalent to profit before tax on a combined businesses basis.  However, the effects of asset sales, volatile items and liability management are shown on a separate line in the management basis income statements whereas they were previously included in the relevant line items on a combined business basis; in addition the results of asset sales are now reported net of the related fair value unwind whereas this was previously included on the separate fair value unwind line.

Following a reorganisation during 2012, the Group's activities are now organised into four financial reporting segments: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance.  The impact of this reorganisation was as follows:

• The Group's Wholesale and Commercial divisions have been combined to form Commercial Banking.

•     The Asset Finance business unit, previously reported within Wholesale, is now reported within the Wealth, Asset Finance and International segment; the Asset Finance business recorded a management basis profit before tax of
        £319 million in the year ended 31 December 2012 (2011: £275 million).

•     The Group's Continental European wholesale business and the wholesale Australian business have been transferred from Wealth, Asset Finance and International to Commercial Banking; during the year ended 31 December
       2012 these transferred businesses recorded a management basis loss before tax of £432 million (2011: £1,050 million).

In addition, asset sales now include sales of centrally held government bonds, following an increase in activity in the first half of 2012.

Comparative figures have been restated accordingly for all of the above changes.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages.  It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

Commercial Banking provides banking and related services for all UK and multinational business clients, from small and medium-sized enterprises to major corporate and financial institutions.

Wealth, Asset Finance and International gives increased focus and momentum to the Group's private banking and asset management activities, closely co-ordinates the management of its international businesses and now also encompasses the Asset Finance business in the UK and Australia.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises retail businesses, principally in Continental Europe.

2. Segmental analysis (continued)

Insurance provides long-term savings, protection and investment products distributed through bancassurance, intermediary and direct channels in the UK.  It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners.  The business consists of Life, Pensions and Investments UK; Life, Pensions and Investments Europe; and General Insurance.

Other includes the costs of managing the Group's technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including hedge ineffectiveness, UK bank levy, Financial Services Compensation Scheme costs, gains on liability management, volatile items such as hedge accounting managed centrally, and other gains from the structural hedging of interest rate risk.

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility in the central group segment where it is managed.

2. Segmental analysis (continued)

	Underlying
2012	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Manage- ment profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Retail	7,195	1,462	-	8,657	3,670	10,951	(2,294)
Commercial Banking	2,206	2,932	-	5,138	238	4,070	1,068
Wealth, Asset Finance and International	799	2,043	-	2,842	(1,176)	2,835	7
Insurance	(78)	2,294	(365)	1,851	1,065	2,497	(646)
Other	213	(315)	-	(102)	1,030	(1,967)	1,865
Group	10,335	8,416	(365)	18,386	4,827	18,386	-
Reconciling items:
Insurance grossing adjustment	(1,230)	19,433	(18,031)	172	-
Asset sales, volatile items and liability management1	199	1,691	-	1,890	-
Volatility arising in insurance businesses	8	298	-	306	306
Simplification costs	-	-	-	-	(676)
EC mandated retail business disposal costs	-	-	-	-	(570)
Payment protection insurance provision	-	-	-	-	(3,575)
Other regulatory provisions	-	(50)	-	(50)	(650)
Past service pensions credit	-	-	-	-	250
Amortisation of purchased intangibles	-	-	-	-	(482)
Fair value unwind	(237)	43	-	(194)	-
Group - statutory	9,075	29,831	(18,396)	20,510	(570)

1
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the gains from liability management exercises.

2.         Segmental analysis (continued)

	Underlying
20111	Net interest income	Other income	Insurance claims	Total income, net of insurance claims	Manage- ment profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m	£m

Retail	7,497	1,660	-	9,157	3,636	12,230	(3,073)
Commercial Banking	3,192	2,806	-	5,998	75	3,889	2,109
Wealth, Asset Finance and International	1,003	2,230	-	3,233	(2,684)	3,863	(630)
Insurance	(67)	2,687	(343)	2,277	1,422	2,910	(633)
Other	585	(204)	-	381	236	(1,846)	2,227
Group	12,210	9,179	(343)	21,046	2,685	21,046	-
Reconciling items:
Insurance grossing adjustment	336	5,530	(5,698)	168	-
Asset sales, volatile items and liability management2	843	(2)	-	841	-
Volatility arising in insurance businesses	19	(857)	-	(838)	(838)
Simplification costs	-	-	-	-	(185)
Integration costs	-	-	-	-	(1,097)
EC mandated retail business disposal costs	-	-	-	-	(170)
Payment protection insurance provision	-	-	-	-	(3,200)
Amortisation of purchased intangibles	-	-	-	-	(562)
Fair value unwind	(710)	295	-	(415)	-
Other regulatory provisions	-	-	-	-	(175)
Group - statutory	12,698	14,145	(6,041)	20,802	(3,542)

1	Restated as explained on page 140.
2
Includes (i) gains or losses on disposals of assets which are not part of normal business operations (following an increase in the sale of centrally held government bonds in 2012, related gains have been included within this line and comparative figures have been restated accordingly); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group's Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the gains from liability management exercises.

2.         Segmental analysis (continued)

Segment external assets	At 31 December 2012	At 31 December 20111
	£m	£m

Retail	346,030	356,295
Commercial Banking	314,090	350,711
Wealth, Asset Finance and International	76,449	73,345
Insurance	143,851	140,754
Other	44,132	49,441
Total Group	924,552	970,546

Segment customer deposits
Retail	260,838	247,088
Commercial Banking	114,115	123,822
Wealth, Asset Finance and International	51,885	41,661
Other	74	1,335
Total Group	426,912	413,906

Segment external liabilities
Retail	287,631	279,162
Commercial Banking	249,097	294,088
Wealth, Asset Finance and International	91,251	73,635
Insurance	134,963	129,350
Other	116,926	147,717
Total Group	879,868	923,952

1	Restated as explained on page 140.

3.         Other income

	2012	2011
	£m	£m

Fee and commission income:
Current account fees	1,008	1,053
Credit and debit card fees	941	877
Other fees and commissions	2,782	3,005
	4,731	4,935
Fee and commission expense	(1,438)	(1,391)
Net fee and commission income	3,293	3,544
Net trading income	13,554	(368)
Insurance premium income	8,284	8,170
Liability management1	(338)	599
Other	5,038	2,200
Other operating income	4,700	2,799
Total other income	29,831	14,145

1
During February 2012, the Group completed the exchange of certain subordinated debt securities which were eligible for call during 2012 issued by the HBOS group for new subordinated debt securities issued by Lloyds TSB Bank plc.  This exchange resulted in a gain on the extinguishment of the existing securities of £59 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs; this gain has been recognised in other operating income (2011: gain on a similar exchange of £599 million).

As part of the exchange, the Group announced that all decisions to exercise calls on those original securities that remained outstanding following the exchange offer would be made with reference to the prevailing regulatory, economic and market conditions at the time.  These securities will not, therefore, be called at their first available call date.  The Group has adjusted the carrying amount of these securities to reflect the revised estimated life and has recognised this change in interest expense.  Included within net interest income in the year ended 31 December 2012 is a credit of £109 million in respect of the securities that remained outstanding following the exchange offer (2011: gain following a similar adjustment to carrying value of £570 million).

Additionally, during the second half of 2012 losses totalling £397 million arose on the buy-back of other debt securities.

4. Operating expenses

	2012	2011
	£m	£m

Administrative expenses
Staff costs:
Salaries	3,411	3,784
Performance-based compensation	395	361
Social security costs	383	432
Pensions and other post-retirement benefit schemes:
Past service credit1	(250)	-
Other	547	401
	297	401
Restructuring costs	217	124
Other staff costs	746	1,064
	5,449	6,166
Premises and equipment:
Rent and rates	488	547
Hire of equipment	17	22
Repairs and maintenance	174	188
Other	270	294
	949	1,051
Other expenses:
Communications and data processing	1,082	954
Advertising and promotion	314	398
Professional fees	550	576
Financial services compensation scheme levy	175	179
UK bank levy	179	189
Other	932	1,122
	3,232	3,418
	9,630	10,635
Depreciation and amortisation	2,126	2,175
Impairment of tangible fixed assets	-	65
Total operating expenses, excluding regulatory provisions	11,756	12,875
Regulatory provisions:
Payment protection insurance provision (note 21)	3,575	3,200
Other regulatory provisions (note 21)2	600	175
	4,175	3,375
Total operating expenses	15,931	16,250

1
Following a review of policy in respect of discretionary pension increases in relation to the Group's defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The impact of this change is a reduction in the Group's defined benefit obligation of £258 million, recognised in the Group's income statement in the year ended 31 December 2012, net of a charge of £8 million in respect of one of the Group's smaller schemes.

2	In addition, regulatory provisions of £50 million (2011: £nil) have been charged against income.

4. Operating expenses (continued)

Performance-based compensation
The table below analyses the Group's performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2012	2011
	£m	£m

Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	362	363
Awards made in respect of earlier years	33	(2)
	395	361
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	37	43
Awards made in respect of earlier years	15	29
	52	72

Performance-based awards expensed in 2012 include cash awards amounting to £128 million (2011: £160 million).

5.         Impairment

	2012	2011
	£m	£m

Impairment losses on loans and receivables:
Loans and advances to customers	5,125	8,020
Debt securities classified as loans and receivables	(4)	49
Impairment losses on loans and receivables (note 11)	5,121	8,069
Impairment of available-for-sale financial assets	37	80
Other credit risk provisions	(9)	(55)
Total impairment charged to the income statement	5,149	8,094

6.         Taxation

A reconciliation of the tax credit that would result from applying the standard UK corporation tax rate to the loss before tax, to the actual tax (charge) credit, is given below:

	2012	2011
	£m	£m

Loss before tax	(570)	(3,542)

Tax credit thereon at UK corporation tax rate of 24.5 per cent (2011: 26.5 per cent)	140	939
Factors affecting tax (charge) credit:
UK corporation tax rate change	(308)	(404)
Disallowed and non-taxable items	54	277
Overseas tax rate differences	75	17
Gains exempted or covered by capital losses	36	106
Policyholder tax	(139)	160
Further factors affecting the life business:1
Derecognition of deferred tax on policyholder tax credit	(583)	(146)
Taxation of certain insurance assets arising on transition to new tax regime	(221)	-
Changes to the taxation of pension business:
Policyholder tax cost	(182)	-
Shareholder tax benefit	206	-
Tax losses where no deferred tax recognised	(13)	(261)
Deferred tax on losses not previously recognised	-	332
Adjustments in respect of previous years	135	(206)
Effect of results of joint ventures and associates	23	8
Other items	4	6
Tax (charge) credit	(773)	828

1
The Finance Act 2012 introduced a new UK tax regime for the taxation of life insurance companies which took effect from 1 January 2013.  The new regime, combined with current economic forecasts, has had a number of impacts on the tax charge.  The impacts are analysed above.

On 21 March 2012, the Government announced that the corporation tax rate applicable from 1 April 2012 would be 24 per cent.  This change passed into legislation on 26 March 2012.  In addition, the Finance Act 2012, which was substantively enacted on 3 July 2012, included legislation to reduce the main rate of corporation tax from 24 per cent to 23 per cent with effect from 1 April 2013.  The change in the main rate of corporation tax from 25 per cent to 23 per cent has resulted in a reduction in the Group's net deferred tax asset at 31 December 2012 of £286 million, comprising the £308 million charge included in the income statement and a £22 million credit included in equity.

The proposed further reduction in the rate of corporation tax by 2 per cent to 21 per cent by 1 April 2014 is expected to be enacted during 2013.  The effect of this further change upon the Group's deferred tax balances and leasing business cannot be reliably quantified at this stage.

7.         Loss per share

	2012	2011

Basic
Loss attributable to equity shareholders	£(1,427)m	£(2,787)m
Weighted average number of ordinary shares in issue	69,841m	68,470m
Loss per share	(2.0)p	(4.1)p

Fully diluted
Loss attributable to equity shareholders	£(1,427)m	£(2,787)m
Weighted average number of ordinary shares in issue	69,841m	68,470m
Loss per share	(2.0)p	(4.1)p

8.         Trading and other financial assets at fair value through profit or loss

	2012	2011
	£m	£m

Trading assets	23,345	18,056

Other financial assets at fair value through profit or loss:
Treasury and other bills	56	-
Loans and advances to customers	34	124
Debt securities	44,246	45,593
Equity shares	86,309	75,737
	130,645	121,454
Total trading and other financial assets at fair value through profit or loss	153,990	139,510

Included in the above is £127,907 million (2011: £118,890 million) of assets relating to the insurance businesses.

9.         Derivative financial instruments

	2012		2011
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	6,903	2,128	7,428	1,547
Derivatives designated as cash flow hedges	4,668	4,470	5,422	5,698
Derivatives designated as net investment hedges	-	-	-	1
	11,571	6,598	12,850	7,246
Trading and other
Exchange rate contracts	3,712	3,887	6,650	5,423
Interest rate contracts	37,778	36,526	43,086	44,031
Credit derivatives	94	343	238	328
Embedded equity conversion feature	1,421	-	1,172	-
Equity and other contracts	1,974	1,311	2,017	1,184
	44,979	42,067	53,163	50,966
Total recognised derivative assets/liabilities	56,550	48,665	66,013	58,212

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £56,550 million at 31 December 2012 (2011: £66,013 million), £38,158 million (2011: £46,618 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £18,392 million (2011: £19,395 million), cash collateral of £5,429 million (2011: £5,269 million) was held and a further £1,387 million (2011: £7,875 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,421 million (2011: £1,172 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the gain of £249 million arising from the change in fair value in the year ended 31 December 2012 (2011: loss of £5 million) is included within net trading income.

10.       Loans and advances to customers

	2012	2011
	£m	£m

Agriculture, forestry and fishing	5,531	5,198
Energy and water supply	3,321	4,013
Manufacturing	8,530	10,061
Construction	7,526	9,722
Transport, distribution and hotels	26,568	32,882
Postal and communications	1,397	1,896
Property companies	52,388	64,752
Financial, business and other services	49,190	64,046
Personal:
Mortgages	337,879	348,210
Other	28,334	30,014
Lease financing	6,477	7,800
Hire purchase	5,334	5,776
	532,475	584,370
Allowance for impairment losses on loans and advances (note 11)	(15,250)	(18,732)
Total loans and advances to customers	517,225	565,638

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.  Further details are given in note 12.

11.       Allowance for impairment losses on loans and receivables

	2012	2011
	£m	£m

Opening balance	19,022	18,951
Exchange and other adjustments	(388)	(367)
Advances written off	(8,780)	(7,834)
Recoveries of advances written off in previous years	858	429
Unwinding of discount	(374)	(226)
Charge to the income statement (note 5)	5,121	8,069
Balance at end of year	15,459	19,022

In respect of:
Loans and advances to banks	3	14
Loans and advances to customers (note 10)	15,250	18,732
Debt securities (note 13)	206	276
Balance at end of year	15,459	19,022

12.       Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

	2012		2011
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
Securitisation programmes1	£m	£m	£m	£m

UK residential mortgages	80,125	57,285	129,764	94,080
US residential mortgage-backed securities	185	221	398	398
Commercial loans	15,024	14,110	13,313	11,342
Irish residential mortgages	5,189	3,509	5,497	5,661
Credit card receivables	6,974	3,794	6,763	4,810
Dutch residential mortgages	4,547	4,682	4,933	4,777
Personal loans	4,412	2,000	-	-
PPP/PFI and project finance loans	688	104	767	110
Motor vehicle loans	1,039	1,086	3,124	2,871
	118,183	86,791	164,559	124,049
Less held by the Group		(58,732)		(86,637)
Total securitisation programmes (note 17)		28,059		37,412

Covered bond programmes
Residential mortgage-backed	91,420	64,593	91,023	67,456
Social housing loan-backed	2,927	2,400	3,363	2,605
	94,347	66,993	94,386	70,061
Less held by the Group		(26,320)		(31,865)
Total covered bond programmes (note 17)		40,673		38,196

Total securitisation and covered bond programmes		68,732		75,608

1	Includes securitisations utilising a combination of external funding and credit default swaps.

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs).  As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue.  In addition to the SPEs detailed above, the Group sponsors three conduit programmes: Argento, Cancara and Grampian.

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue.

Cash deposits of £19,691 million (2011: £20,435 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

13.       Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:

	2012	2011
	£m	£m

Asset-backed securities:
Mortgage-backed securities	3,927	7,179
Other asset-backed securities	1,150	5,030
Corporate and other debt securities	402	537
	5,479	12,746
Allowance for impairment losses (note 11)	(206)	(276)
Total	5,273	12,470

14.       Available-for-sale financial assets

	2012	2011
	£m	£m

Asset-backed securities	2,284	2,867
Other debt securities:
Bank and building society certificates of deposit	188	366
Government securities	25,555	25,236
Other public sector securities	-	27
Corporate and other debt securities	1,848	5,245
	27,591	30,874
Equity shares	528	1,938
Treasury and other bills	971	1,727
Total	31,374	37,406

15.       Credit market exposures

The Group's credit market exposures primarily relate to asset-backed securities exposures held in the Commercial Banking division and at the Group's centre.  An analysis of the carrying value of these exposures, which are classified as loans and receivables, available-for-sale financial assets or trading and other financial assets at fair value through profit or loss depending on the nature of the investment, is set out below.

	Loans and receivables	Available- for-sale	Trading	Net exposure at 31 Dec 2012	Net exposure at 31 Dec 2011
	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential	3,312	-	-	3,312	4,063
Non-US residential	286	1,411	130	1,827	3,125
Commercial	253	113	-	366	1,788
	3,851	1,524	130	5,505	8,976
Collateralised debt obligations:
Collateralised loan obligations	272	23	-	295	1,162
Other	-	-	-	-	264
	272	23	-	295	1,426
Federal family education loan programme student loans	119	135	-	254	3,526
Personal sector	368	11	-	379	511
Other asset-backed securities	392	591	21	1,004	656
Total uncovered asset-backed securities	5,002	2,284	151	7,437	15,095
Negative basis	-	-	-	-	186
Total	5,002	2,284	151	7,437	15,281

Direct	3,674	1,745	151	5,570	10,705
Conduits	1,328	539	-	1,867	4,576
Total	5,002	2,284	151	7,437	15,281

15.       Credit market exposures (continued)

Credit ratings
An analysis of external credit ratings as at 31 December 2012 of these asset-backed securities by asset class is provided below.

Asset class	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m

Mortgage-backed securities
US residential:
Prime	645	124	207	129	123	39	16	7
Alt-A	2,667	513	856	533	508	162	65	30
Sub-prime	-	-	-	-	-	-	-	-
	3,312	637	1,063	662	631	201	81	37
Non-US residential	1,827	981	286	102	196	262	-	-
Commercial	366	23	-	241	87	15	-	-
	5,505	1,641	1,349	1,005	914	478	81	37
Collateralised loan obligations	295	56	80	114	-	16	29	-
Federal family education loan programme student loans	254	151	84	19	-	-	-	-
Personal sector	379	369	8	-	-	1	1	-
Other asset-backed securities	1,004	375	70	191	107	148	113	-
Total at 31 Dec 2012	7,437	2,592	1,591	1,329	1,021	643	224	37

Total at 31 Dec 2011	15,281	6,974	3,643	2,320	1,529	770	16	29

16.       Customer deposits

	2012	2011
	£m	£m

Sterling:
Non-interest bearing current accounts	29,154	28,050
Interest bearing current accounts	65,229	66,808
Savings and investment accounts	239,767	222,776
Other customer deposits	48,893	52,975
Total sterling	383,043	370,609
Currency	43,869	43,297
Total	426,912	413,906

Included above are liabilities of £4,433 million (2011: £7,996 million) in respect of securities sold under repurchase agreements.

17.       Debt securities in issue

	2012			2011
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	5,700	29,537	35,237	5,339	63,366	68,705
Covered bonds (note 12)	-	40,673	40,673	-	38,196	38,196
Certificates of deposit	-	11,087	11,087	-	27,994	27,994
Securitisation notes (note 12)	-	28,059	28,059	-	37,412	37,412
Commercial paper	-	8,013	8,013	-	18,091	18,091
	5,700	117,369	123,069	5,339	185,059	190,398

18.       Subordinated liabilities

The Group's subordinated liabilities are comprised as follows:

	2012	2011
	£m	£m

Preference shares	1,385	1,216
Preferred securities	4,394	4,893
Undated subordinated liabilities	1,927	1,949
Enhanced Capital Notes	8,947	9,085
Dated subordinated liabilities	17,439	17,946
Total subordinated liabilities	34,092	35,089

The movement in subordinated liabilities during the year was as follows:

	2012	2011
	£m	£m

At 1 January	35,089	36,232
New issues during the year	128	2,302
Repurchases and redemptions during the year	(857)	(4,021)
Foreign exchange and other movements	(268)	576
At 31 December	34,092	35,089

During February 2012, the Group completed the exchange of part of a series of preferred debt securities issued by the HBOS group for a new series of dated subordinated debt securities issued by Lloyds TSB Bank plc.  This exchange resulted in a gain on the extinguishment of the existing securities of £59 million being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

From 31 January 2010, the Group was prohibited under the terms of an agreement with the European Commission from paying discretionary coupons and dividends on hybrid capital securities issued by the Company and certain of its subsidiaries.  This prohibition ended on 31 January 2012.  Future coupons and dividends on hybrid capital securities will be paid subject to, and in accordance with, the terms of those securities.

19.       Share capital

Movements in share capital during the period were as follows:

	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2012	68,727	6,873
Issued in the year (see below)	1,616	161
At 31 December 2012	70,343	7,034

Limited voting ordinary shares of 10p each
At 1 January and 31 December 2012	81	8
Total share capital		7,042

Of the shares issued in the year, 479 million shares were issued in relation to the payment of coupons on certain hybrid capital securities; the remaining 1,137 million shares issued were in respect of employee share schemes.

20.       Reserves

		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2012	16,541	1,326	325	12,167	13,818	8,680
Issue of ordinary shares	331	-	-	-	-	-
Loss for the year	-	-	-	-	-	(1,427)
Movement in treasury shares	-	-	-	-	-	(407)
Value of employee services:
Share option schemes	-	-	-	-	-	81
Other employee award schemes	-	-	-	-	-	256
Change in fair value of available-for-sale assets (net of tax)	-	1,499	-	-	1,499	-
Change in fair value of hedging derivatives (net of tax)	-	-	99	-	99	-
Transfers to income statement (net of tax)	-	(2,426)	(74)	-	(2,500)	-
Exchange and other	-	-	-	(14)	(14)	-
At 31 December 2012	16,872	399	350	12,153	12,902	7,183

21.      Provisions for liabilities and charges

Payment protection insurance
Following the unsuccessful legal challenge by the British Bankers' Association against the FSA and the Financial Ombudsman Service, the Group held  discussions with the FSA with a view to seeking clarity around the detailed implementation of the FSA Policy Statement which set out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress in respect of payment protection insurance sales standards.  As a result, the Group concluded that there are certain circumstances where customer redress will be appropriate.  Accordingly the Group made a provision in its income statement for the year ended 31 December 2011 of £3,200 million in respect of the anticipated costs of such redress, including administration expenses.

During the first half of 2012 there was an increase in the volume of complaints being received, although other assumptions continued to be broadly in line with expectations, and as a result the Group increased its provision by a further £1,075 million in the six months to 30 June 2012 to cover the anticipated redress in relation to these increased volumes.  Whilst the level of complaints received declined during the second half of 2012 in comparison to the previous six months, they are higher than had been anticipated at the time of the Group's half year results.  As a consequence, the Group believes that it is appropriate to increase its provision by a further £2,500 million during the second half of 2012, resulting in a charge of £3,575 million for the year.  This increases the total estimated cost of redress, including administration expenses, to £6,775 million; redress payments made and expenses incurred on the 1.15 million claims paid to the end of December 2012 amounted to £4,344 million.  However, there are still a number of uncertainties as to the eventual redress costs, in particular the total number of complaints and the activities of claims management companies and regulatory bodies.

The Group has calculated the provision by making a number of assumptions based upon current and expected experience. The principal assumptions are as follows:

- the number of claims received: an increase of 100,000 from the level assumed would increase the provision for redress costs by £140 million;

- uphold rate of claims reviewed: an increase of one percentage point in this assumption would increase the provision by £20 million;

- average future redress payment: an increase of £100 in this assumption would increase the provision by £70 million.

The Group will reassess the continued appropriateness of the assumptions underlying its analysis at each reporting date in the light of current experience and other relevant evidence.

Other regulatory provisions

Litigation in relation to insurance branch business in Germany
As previously disclosed, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  In its accounts for the year ended 31 December 2011 the Group recognised a provision of £175 million with respect to this litigation and following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group has recognised a further provision of £150 million with respect to this litigation increasing the total provision to £325 million.

However, there are still a number of uncertainties as to the full impact of the FCJ's decisions, and the implications with respect to the claims facing CMIG. As a result  the ultimate financial effect, which could be significantly different to the provision, will only be known once there is further clarity with respect to a range of legal issues involved in these claims and/or all relevant claims have been resolved.

21.      Provisions for liabilities and charges (continued)

Interest rate hedging products
In June 2012, a number of banks, including the Group, reached agreement with the FSA to carry out a thorough assessment of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses.  The Group agreed that on conclusion of this review it would provide redress to any of these customers where appropriate.

Following the completion of a pilot review of IRHP sales to small and medium-sized businesses and agreement reached with the FSA on 30 January 2013 on the principles to be adopted during the course of the wider review, the Group has provided £400 million for the estimated cost of redress and related administration costs.  At 31 December 2012, £20 million of the provision had been utilised.  A number of uncertainties remain as to the eventual costs given the inherent difficulties in determining the number of customers within the scope of the review and the average compensation to customers.

Other regulatory matters
In the course of its business, the Group is engaged in discussions with the FSA or other regulators in relation to a range of matters.  In 2012 a provision of £100 million was made in respect of certain UK retail and other matters; however, the ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

22.       Contingent liabilities and commitments

Interchange fees
On 24 May 2012, the General Court of the European Union upheld the European Commission's 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee (MIFs) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court's judgment to the Court of Justice of the European Union.  MasterCard is supported by several card issuers, including Lloyds Banking Group.  Judgment is not expected until late 2013 or later.

In parallel:

-    the European Commission is also considering further action, including introducing legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

-    the European Commission is pursuing an investigation with a view to deciding whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws.  In this regard VISA reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fee for cross-border debit card transactions to the interim levels agreed by MasterCard; and

-    the Office of Fair Trading (OFT) may decide to renew its ongoing examination of whether the levels of interchange fees paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law.  The OFT had placed the investigation on hold pending the outcome of the MasterCard appeal to the General Court.

The ultimate impact of the investigations and any regulatory developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory proposals are more certain.

Interbank offered rate setting investigations
A number of government agencies in the UK, US and elsewhere, including the UK Financial Services Authority, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice and a number of State Attorneys General, as well as the European Commission, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates including the BBA London Interbank Offered Rates (LIBOR) and the European Banking Federation's Euribor. Certain Group companies were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA LIBOR panels.  No Group company is or was a member of the Euribor panel.  Certain Group companies have received subpoenas and requests for information from certain government agencies and the Group is co-operating with their investigations.  In addition certain Group companies, together with other panel banks, have been named as defendants in private lawsuits, including purported class action suits in the US with regard to the setting of LIBOR.  It is currently not possible to predict the scope and ultimate outcome of the various regulatory investigations or private lawsuits, including the timing and scale of the potential impact of any investigations and private lawsuits on the Group.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme(FSCS) is the UK's independent statutory compensation fund for customers of authorised financial services firms and pays compensation if a firm is unable to pay claims against it.  The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate).  The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorised firms.

22.       Contingent liabilities and commitments (continued)

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms.  The interest rate on the borrowings with HM Treasury, which total circa £20 billion, increased from 12 month LIBOR plus 30 basis points to 12 month LIBOR plus 100 basis points on 1 April 2012.  Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

In determining an appropriate accrual in respect of the management expenses levy, certain assumptions have been made including the proportion of total protected deposits held by the Group, the level and timing of repayments to be made by the FSCS to HM Treasury and the interest rate to be charged by HM Treasury.  For the year ended 31 December 2012, the Group has charged £87 million (2011: £179 million) to the income statement in respect of the management expenses levy.

The substantial majority of the principal balance of the £20 billion loan between the FSCS and HM Treasury will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted.  In March 2012, the FSCS confirmed that it expects a shortfall of approximately £802 million and that it expects to recover that amount by raising compensation levies on all deposit-taking participants over a three year period.  In addition to the management expenses levy detailed above, the Group has also charged £88 million (2011: £nil) to the income statement in respect of compensation levies.  The amount of future compensation levies payable by the Group depends on a number of factors including participation in the market at 31 December, the level of protected deposits and the population of deposit-taking participants.

FSA investigation into Bank of Scotland and report on HBOS
In 2009, the FSA commenced a supervisory review into HBOS.  The supervisory review was superseded when the FSA commenced an enforcement investigation into Bank of Scotland plc in relation to its Corporate division between 2006 and 2008.  These proceedings have now concluded.  The FSA published its Final Notice on 9 March 2012.  No financial penalty was imposed on the Group or Bank of Scotland plc.  The FSA has committed to producing a public interest report on HBOS.  The FSA has indicated that the report is expected to be published in the summer.

Shareholder complaints
In November 2011 the Group and two former members of the Group's Board of Directors were named as defendants in a  purported securities class action filed in the United States District Court for the Southern District of New York.  The complaint asserted claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS.  No quantum is specified.  In October 2012 the court dismissed the complaint.  An appeal against this decision has been filed.  The Group continues to consider that the allegations are without merit.

22.       Contingent liabilities and commitments (continued)

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (which may include class action lawsuits brought on behalf of customers, shareholders or other third parties), regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas.  All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability.  In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date.  In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters.  However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	2012	2011
	£m	£m

Contingent liabilities
Acceptances and endorsements	107	81
Other:
Other items serving as direct credit substitutes	523	1,060
Performance bonds and other transaction-related contingencies	2,266	2,729
	2,789	3,789
Total contingent liabilities	2,896	3,870

Commitments
Documentary credits and other short-term trade-related transactions	11	105
Forward asset purchases and forward deposits placed	546	596

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	7,404	7,383
Other commitments	53,196	56,527
	60,600	63,910
1 year or over original maturity	40,794	40,972
Total commitments	101,951	105,583

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £52,733 million (2011: £53,459 million) was irrevocable.

23.       Related party transactions

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 31 December 2012, HM Treasury held a 39.2 per cent (31 December 2011: 40.2 per cent) interest in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during 2012.

From 1 January 2011, in accordance with IAS 24, UK Government-controlled entities became related parties of the Group.  The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

Credit guarantee scheme
HM Treasury launched the Credit Guarantee Scheme in October 2008.  The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010.  At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme.  During the year ended 31 December 2012, fees of £59 million paid to HM Treasury in respect of guaranteed funding were included in the Group's income statement (2011: £291 million).  At 31 December 2012, the Group had fully repaid all debt issued under the Credit Guarantee Scheme.

National Loan Guarantee Scheme
The Group is participating in the UK Government's National Loan Guarantee Scheme, which was launched on 20 March 2012.  Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group's existing lending criteria.  Eligible businesses who take up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers' Association's Business Taskforce Report of October 2010.  At 31 December 2012, the Group had invested £50 million (31 December 2011: £20 million) in the Business Growth Fund and carried the investment at a fair value of £44 million (31 December 2011: £16 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund.  The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund.  The Fund was officially launched on 3 April 2012 and the Group invested £12 million in the Fund during 2012.

Funding for Lending
In August 2012 the Group announced its support for the UK Government's Funding for Lending Scheme and confirmed its intention to participate in the scheme.  The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group.  The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow.  The Group drew down £3.0 billion during 2012.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

23.          Related party transactions (continued)

Other government-related entities
There were no significant transactions with other UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
Other related party transactions for 2012 are similar in nature to those for the year ended 31 December 2011.

24.       Future accounting developments

The following pronouncements may have a significant effect on the Group's financial statements but are not applicable for the year ending 31 December 2012 and have not been applied in preparing these financial statements.  Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendments to IAS 1 Presentation of Financial Statements - 'Presentation of Items of Other Comprehensive Income'	Requires entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassified to profit or loss subsequently.	Annual periods beginning on or after 1 July 2012.
Amendments to IFRS 7 Financial Instruments: Disclosures - 'Disclosures-Offsetting Financial Assets and Financial Liabilities'	Requires an entity to disclose information to enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on the entity's balance sheet.	Annual and interim periods beginning on or after 1 January 2013.
IFRS 10 Consolidated Financial Statements
Supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities and establishes the principles for when the Group controls another entity and therefore is required to consolidate the other entity in the Group's financial statements.  The implementation of IFRS 10 will result in the Group consolidating certain entities that were previously not consolidated, and deconsolidating certain entities which were previously consolidated.  The effect of applying IFRS 10 in 2012 would have been to recognise an increase in total assets and total liabilities at 31 December 2012 of approximately £8.3 billion resulting in no change to shareholders' equity.  There would have been no impact on the result for the year to 31 December 2012.
Annual periods beginning on or after 1 January 2013.
IFRS 12 Disclosure of Interests in Other Entities
Requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
Annual periods beginning on or after 1 January 2013.
IFRS 13 Fair Value Measurement
Defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements.  It applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements.
Annual and interim periods beginning on or after 1 January 2013.
Amendments to IAS 19 Employee Benefits
Prescribes the accounting and disclosure by employers for employee benefits.  The main change is that actuarial gains and losses (remeasurements) in respect of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  In addition, revised IAS 19 also replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).  Had the Group adopted these changes in 2012, the loss for the year to 31 December 2012 would have been approximately £40 million higher and other comprehensive income net of tax some £1.6 billion lower.  As at 31 December 2012, unrecognised actuarial losses of some £2.7 billion and deferred tax assets of £0.6 billion would have been recognised and shareholders' equity would have been £2.1 billion lower.
Annual periods beginning on or after 1 January 2013.

24.       Future accounting developments (continued)

Pronouncement	Nature of change	IASB effective date
Amendments to IAS 32 Financial Instruments: Presentation - 'Offsetting Financial Assets and Financial Liabilities'
Inserts application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard.  Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement.
Annual periods beginning on or after 1 January 2014.
IFRS 9 Financial Instruments1,2
Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities.  IFRS 9 requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity's business model for managing its financial assets and the contractual cash flow characteristics of the instruments and eliminates the available-for-sale financial asset and held-to-maturity investment categories in IAS 39.  The requirements for derecognition are broadly unchanged from IAS 39.  The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss where that part of the fair value change attributable to the entity's own credit risk is recorded in other comprehensive income.
Annual periods beginning on or after 1 January 2015.

1	As at 1 March 2013, this pronouncement is awaiting EU endorsement.
2
IFRS 9 is the initial stage of the project to replace IAS 39.  Future stages are expected to result in amendments to IFRS 9 to deal with changes to the impairment of financial assets measured at amortised cost and hedge accounting, as well as a reconsideration of classification and measurement.  Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39.

25.       Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006.  Statutory accounts for the year ended 31 December 2012 were approved by the directors on 1 March 2013 and will be delivered to the Registrar of Companies following publication in March 2013.  The auditors' report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Charles King
Investor Relations Director
020 7356 3537
charles.king@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The full news release can also be found on the Group's website - www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 01 March 2013